AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 1999
                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                            AVIATION SALES COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                  65-0665658
  (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)

                                ---------------

                                                                                            DALE S. BAKER
                                                                                PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            6905 N.W. 25TH STREET                                       6905 N.W. 25TH STREET
                             MIAMI, FLORIDA 33122                                        MIAMI, FLORIDA 33122
                                 (305) 592-4055                                             (305) 592-4055
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                       COPIES OF ALL COMMUNICATIONS TO:

           PHILIP B. SCHWARTZ, ESQ.                                     BETH R. NECKMAN, ESQ.
    AKERMAN, SENTERFITT & EIDSON, P.A.                                     LATHAM & WATKINS
      ONE S.E. 3RD AVENUE, 28TH FLOOR                                885 THIRD AVENUE, SUITE 1000
          MIAMI, FLORIDA 33131-1704                                 NEW YORK, NEW YORK 10022-4802
             (305) 374-5600                                                 (212) 906-1200

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                     (ADDITIONAL REGISTRANTS ON NEXT PAGE)
                                ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                         PROPOSED           PROPOSED
                                         AMOUNT          MAXIMUM            MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES       TO BE       AGGREGATE PRICE       AGGREGATE            AMOUNT OF
          TO BE REGISTERED           REGISTERED(1)     PER UNIT(1)     OFFERING PRICE(1)   REGISTRATION FEE(1)
8 1/8% Senior Subordinated Notes
 due 2008 .........................   $85,000,000         100%        $85,000,000          $25,075
Guarantees of 8 1/8% Senior
 Subordinated Notes due 2008 ......   $85,000,000         N/A                N/A           $   (2)

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(2) No additional fee due for subsidiary guarantees pursuant to Rule 457(n).

     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                            PRIMARY STANDARD
                                                             STATE OF          INDUSTRIAL         I.R.S. EMPLOYER
            NAME OF ADDITIONAL REGISTRANT(S)*             INCORPORATION   CLASSIFICATION CODE   IDENTIFICATION CODE
 Aviation Sales Distribution Services Company            Delaware                5088               65-0673002
 Aviation Sales Finance Company                          Delaware                6159               51-0375317
 Aviation Sales Leasing Company                          Delaware                7359               65-0674397
 Aviation Sales Manufacturing Company                    Delaware                6719               65-0791491
 AVS/Kratz-Wilde Machine Company                         Delaware                3460               31-1575338
 Aerocell Structures, Inc.                               Arkansas                4581               71-0704240
 Apex Manufacturing, Inc.                                Arizona                 3725               65-0801884
 Caribe Aviation, Inc.                                   Florida                 4581               59-1710967
 Aircraft Interior Design, Inc.                          Florida                 4581               59-2449132
 Aviation Sales Bearings Company                         Delaware                5088               65-0684071
 Aviation Sales SPS I, Inc.                              Delaware                7359               65-0774065
 Aviation Sales Maintenance, Repair & Overhaul Company   Delaware                6599               65-0871343
 Whitehall Corporation                                   Delaware                3698               41-0838460
 Hydroscience, Inc.                                      Texas                   3698               75-1456297
 Aero Hushkit Corporation                                Delaware                3698               59-3220181
 Triad International Maintenance Corporation             Delaware                3698               59-1510039
 Aviation Sales Property Management Corp.                Delaware                3698               65-0885418
 AVSRE, L.P.                                             Delaware                6599               65-0885420

---------------
* Address and telephone number of principal executive offices are the same as Aviation Sales Company.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED APRIL 20, 1999



P R O S P E C T U S



                                  $85,000,000


                               [GRAPHIC OMITTED]

                   8 1/8% Senior Subordinated Notes due 2008

                                 ------------

     The notes will bear interest at the rate of 8 1/8% per year. Interest on the notes will be payable on August 15 and February 15 of each year beginning August 15, 1999. The notes will mature on February 15, 2008. Aviation Sales may redeem some or all of the notes at any time, on or after February 15, 2003. In addition, Aviation Sales may also redeem up to 35% of the notes at any time prior to February 15, 2001 with the net proceeds of a public offering of common stock. The redemption prices are discussed under the caption "Description of the Notes--Optional Redemption." Aviation Sales has previously issued $165 million of notes which are publicly traded. The notes offered by this prospectus and the previously issued notes will be identical in all respects.


     The notes will be general unsecured obligations of Aviation Sales and will rank junior to all of our existing and future senior indebtedness and equally with the previously issued notes. The notes will be guaranteed, fully and unconditionally, on a senior subordinated basis, by substantially all of the subsidiaries of Aviation Sales and the guarantees will rank junior in right of payment to all existing and senior debt of the subsidiary guarantors and equally with the guarantees provided by the subsidiary guarantors of the previously issued notes.


     Concurrently with this offering, we intend to sell 2,600,000 shares of our common stock and several of our stockholders intend to sell 900,000 shares of our common stock by a separate prospectus. The consummation of the notes offering and the consummation of the stock offering are not conditioned upon each other.


     INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                                           PER NOTE         TOTAL
                                                          ----------   --------------
Public Offering Price .................................         %      $
Underwriting Discount .................................         %      $
Proceeds to Aviation Sales (before expenses) ..........         %      $

     Interest on the notes will accrue from February 15, 1999 to date of delivery.
                                 ------------
     The underwriters are offering the notes subject to various conditions. The
underwriters expect to deliver the notes to purchasers on or about      , 1999.

Salomon Smith Barney                                              BT Alex. Brown

     , 1999

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED BY THIS PROSPECTUS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.


                                 ------------

                               TABLE OF CONTENTS



                                                               PAGE
                                                              -----
Prospectus Summary ........................................     1
Risk Factors ..............................................     8
Use of Proceeds ...........................................    13
Capitalization ............................................    14
Selected Consolidated Financial Data ......................    15
Management's Discussion and Analysis of Financial Condition
 and Results of Operations ................................    17
Business ..................................................    25
Management ................................................    37
Principal Stockholders ....................................    45
Description of Other Indebtedness .........................    47
Description of Notes ......................................    48
United States Federal Income Tax Considerations ...........    81
Underwriting ..............................................    85
Where You Can Find More Information .......................    86
Legal Matters .............................................    87
Experts ...................................................    87
Index to Financial Statements .............................    F-1

                           FORWARD-LOOKING STATEMENTS


     Some of the information in this prospectus may contain forward-looking statements. We use words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar expressions to identify forward-looking statements. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this prospectus and additional risks not presently known or which we presently deem immaterial, together with other factors we note throughout this prospectus, could cause our actual results to differ materially from those contained in the forward-looking statements.

                              PROSPECTUS SUMMARY


     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS. REFERENCES IN THIS PROSPECTUS TO "AVIATION SALES," "WE," "OUR" AND "US" REFER TO AVIATION SALES COMPANY, A DELAWARE CORPORATION, AND ITS SUBSIDIARIES.



                                  THE COMPANY


     Aviation Sales Company is a leading provider of aviation inventory and maintenance, repair and overhaul services. We believe that we are one of the largest redistributors of aircraft spare parts in the world and the largest independent provider of heavy maintenance services for aircraft in North America. We sell aircraft spare parts and provide inventory management services and maintenance, repair and overhaul services to commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other redistributors throughout the world. We sell airframe and engine components for commercial airplanes, including Boeing, McDonnell Douglas, Lockheed and Airbus aircraft, as well as jet engines manufactured by Pratt & Whitney, General Electric and Rolls Royce.


     We offer maintenance and repair services through our six FAA-licensed repair stations. These services include maintenance, repair and modification services for aircraft, and repair and overhaul services on a wide range of aircraft components. We provide inventory management services including purchasing services, repair management, warehouse management, aircraft disassembly services and consignment and leasing of aircraft parts and engines. We also manufacture various aircraft parts for sale to original equipment manufacturers, including precision engine parts.


     Our strategy is to be the vendor of choice to our customers by providing total inventory management and total aircraft maintenance solutions to meet our customers' spare parts and maintenance, repair and overhaul requirements. We believe our future growth will come from internal growth combined with growth through additional acquisitions of companies which add to or expand our existing product and service offerings. We expect to achieve internal growth through:


   /bullet/ increased customer penetration in existing markets;
   /bullet/ improved capacity utilization of our maintenance and repair facilities; and
   /bullet/ continued expansion of the array of products and services which we offer to customers.


     The services we offer allow our customers to reduce their costs of operations by outsourcing some or all of their inventory management and maintenance, repair and overhaul functions and to take advantage of opportunities to maximize the value of their spare parts inventories. As a leading redistributor of aircraft spare parts we are able to better service our maintenance and repair customers, due to the timely availability of our extensive parts inventory. Similarly, as a leading provider of maintenance and repair services, we are able to market our aircraft spare parts to our airline customers.


INDUSTRY


     We believe that the annual worldwide market for aircraft spare parts is approximately $11.0 billion, of which approximately $1.3 billion reflects annual sales of aircraft spare parts in the redistribution market. We believe that the total worldwide market for maintenance and repair services is approximately $27.0 billion annually and that $5.3 billion of that amount represents maintenance, repair and modification services being provided in North America. Airlines currently perform approximately 75% of the North American services, and outsource the balance to independent providers like Aviation Sales. Due to trends currently affecting our industry, we believe that the demand for maintenance and repair services from large independent operators such as Aviation Sales will continue to increase in the future.


     We believe the trends currently affecting our industry are:


     GROWTH IN MARKET FOR AIRCRAFT SPARE PARTS AND MAINTENANCE AND REPAIR SERVICES. Boeing's 1998 Current Market Outlook report projects that:


   /bullet/ the worldwide fleet of commercial airplanes will more than double between 1997 and 2017;
   /bullet/ the number of cargo jet aircraft will increase significantly between 1997 and 2017; and
   /bullet/ the aircraft fleet will continue to age.


     We believe that a combination of these factors will increase the demand for aircraft spare parts from the redistribution market and for maintenance and repair services.


     INCREASED OUTSOURCING OF INVENTORY MANAGEMENT AND MAINTENANCE AND REPAIR REQUIREMENTS. We believe that airlines are seeking to reduce their operating costs by obtaining replacement parts from the redistribution market. In addition, by outsourcing all or a portion of their inventory management functions and maintenance and repair requirements, airlines can achieve cost savings. We believe that we can provide parts and services to our customers less expensively and more efficiently because of economies of scale which we can achieve in our business.


     REDUCTION IN NUMBER OF APPROVED VENDORS. Airlines have been reducing the number of their approved vendors. As a result of these reductions, there has been and we believe there will continue to be a consolidation in the redistribution and maintenance and repair markets.


     CONSIGNMENT. We believe that major airlines and other owners of aircraft spare parts, in order to concentrate on their core businesses and to more effectively redistribute their excess parts inventories, are increasingly entering into long-term consignment agreements with redistributors. By consigning inventories to a redistributor such as Aviation Sales, customers are able to distribute their aircraft spare parts to a larger number of prospective inventory buyers, allowing customers to maximize the value of their inventory and enabling us to offer for sale a more significant parts inventory at minimal capital cost to us.


COMPETITIVE STRENGTHS


     We believe that the following factors contribute to our strong competitive position:


     DIVERSIFIED PRODUCTS AND SERVICES. We believe that our breadth of product offerings and services, including a wide range of inventory management, maintenance and repair services and specialized manufacturing, allows us to be a vendor of choice to our customers in a highly fragmented industry. We have over 1,000 customers, including commercial passenger airlines, air cargo carriers and other maintenance and repair facilities.


     LARGE INVENTORY BASE. We believe that we have one of the largest inventories of aircraft spare parts in the world, with over 555,000 line items currently in stock.


     PROPRIETARY MANAGEMENT INFORMATION SYSTEMS. Our proprietary management information systems are an integral component of our position as a leader in our industry. Our computer systems collect and report data regarding inventory turnover, documentation, pricing, market availability and customer demographic information on more than 3.7 million line items. Our technology provides for rapid and accurate retrieval of inventory traceability documents. The expense and complexity of implementing a system to track this information acts as a barrier to new entrants into our markets.


     EMPHASIS ON QUALITY. Our information systems allow us to provide documentation that enables the aircraft parts and the maintenance we perform on them to be traced. As industry, regulatory and public awareness have focused on safety, our ability to track this information has become important to customers.


     All of our maintenance and repair facilities are licensed by the FAA. We emphasize quality and on-time delivery to customers at our maintenance and repair facilities.


     WORLDWIDE MARKETING PRESENCE. Our international presence allows us to meet the demands of our global customer base and to supply parts and services on a timely basis. We distribute parts to customers in more than 100 countries and utilize sales representatives in 23 countries.


     SIGNIFICANT FINANCIAL AND OTHER RESOURCES. Our financial position, market presence, industry experience and sophisticated management information systems allow us to expand our products and services and to quickly analyze and complete acquisitions of inventory when such opportunities arise.



OPERATIONS


     Our core business is the buying and selling of aircraft spare parts, the maintenance, repair and overhaul of aircraft and aircraft components and the providing of inventory management services. Additionally, we manufacture aircraft parts for sale to original equipment manufacturers.


  SALES OF AIRCRAFT SPARE PARTS AND INVENTORY MANAGEMENT SERVICES


     Our daily operations encompass inventory sales, brokering and exchanging of aircraft spare parts. We purchase parts on behalf of our customers against specific orders. We also offer a customer exchange program for aircraft spare parts. In addition, we provide our customers the following inventory management services: consignment, repair management, aircraft disassembly, warehouse management, purchasing services and leasing. These services assist airlines in streamlining their inventory management operations while utilizing their capital more efficiently and reducing their costs.


  MAINTENANCE AND REPAIR SERVICES


     Through our six FAA-licensed repair facilities, we provide maintenance and repair services for commercial, military and freighter aircraft and for a wide range of aircraft components.


  MANUFACTURING SERVICES


     We also manufacture various aircraft parts for sale to original equipment manufacturers, including precision engine parts.


     Aviation Sales was incorporated in 1996, as the successor to a business organized in 1992. Our principal executive offices are located at 6905 N.W. 25th Street, Miami, Florida 33122. Our telephone number is (305) 592-4055.

                              THE NOTES OFFERING


The Issuer................   Aviation Sales Company, a Delaware corporation.


The Notes.................   We are offering a total of $85,000,000 principal
                             amount of our 8 1/8% senior subordinated notes due
                             2008.


Price...................           % plus accrued interest.


Interest Payment Dates....   We will pay the interest due on the notes on
                             February 15 and August 15 of each year.


Maturity Date.............   The notes will mature on February 15, 2008.


Subordination.............   The notes will be general unsecured obligations
                             of Aviation Sales, subordinated in right of payment to all existing and future senior debt of Aviation
                             Sales, including indebtedness outstanding under
                             Aviation Sales' existing revolving credit facility.
                             For a description of the credit facility, see
                             "Description of Other Indebtedness." In addition, the notes will be effectively subordinated to all secured obligations to the extent of the assets securing such obligations, including the credit facility. At March 31, 1999 after giving effect to the offering and the application of the net proceeds, Aviation Sales and the subsidiary guarantors had approximately $132.5 million of senior debt outstanding, all of which is secured
                             ($23.1 million, after giving effect to both this offering and the concurrent stock offering). The indenture permits Aviation Sales and its subsidiaries to incur additional indebtedness, including senior debt, subject to limitations. The notes will also be effectively subordinated in right of payment to all existing and future liabilities of any subsidiaries of Aviation Sales which do not guarantee the notes.


Existing Notes............   Aviation Sales has previously issued $165.0
                             million of its 8 1/8% senior subordinated notes due
                             2008 pursuant to the indenture. The notes will rank equally with our previously issued notes and will be identical in all respects to the previously issued notes.


Subsidiary Guarantees.....   The notes will be unconditionally guaranteed, on
                             a senior subordinated basis, by substantially all of Aviation Sales' existing subsidiaries and by each subsidiary that is organized in the future by Aviation Sales, unless designated as an unrestricted subsidiary. The subsidiary guarantees will be joint and several, full and unconditional and general unsecured obligations of the subsidiary guarantors. The subsidiary guarantees will be subordinated in right of payment to all existing and future senior debt of the subsidiary guarantors, including the credit facility, and will also be effectively subordinated to all secured obligations of the subsidiary guarantors to the extent of the assets securing such obligations, including the credit facility. The indenture permits the subsidiary guarantors to incur additional indebtedness, including senior debt, subject to limitations. The subsidiary guarantees for the previously issued notes will be identical in all respects and will rank equally with the subsidiary guarantees for the notes.


Optional Redemption.......   The notes will be redeemable at the option of
                             Aviation Sales, in whole or in part, at any time on or after February 15, 2003, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest to the redemption date.
                             Aviation Sales may also redeem up to 35% of the aggregate principal amount of notes at any time prior to February 15, 2001, at a redemption price equal to 108 1/8% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date, with the net proceeds of a public offering of common stock of Aviation Sales;
                             PROVIDED, that at least 65% of the aggregate principal amount of notes remains outstanding after such redemption.


Change of Control.........   Upon a change of control, Aviation Sales will be
                             required to make an offer to repurchase all or any part of each holder's notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the repurchase date. We cannot assure you that Aviation Sales will have the financial resources necessary to purchase the notes upon a change of control or that the repurchase will be permitted under the credit facility.


Covenants.................   The indenture contains covenants that, among
                             other things, limit the ability of Aviation Sales and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions, make investments, dispose of assets, issue capital stock of subsidiaries, create liens securing indebtedness, enter into transactions with affiliates, or enter into mergers or consolidations or sell all or substantially all of their assets.


Use of Proceeds...........   We intend to use the net proceeds from the sale
                             of the notes to reduce amounts outstanding under our credit facility.



                               THE STOCK OFFERING


     Concurrently with this notes offering, we intend to sell 2.6 million shares of our common stock and certain of our stockholders intend to sell 900,000 shares of our common stock by a separate prospectus. The notes offering and the stock offering are not conditioned upon each other. We intend to use the net proceeds to us from the sale of the 2.6 million shares (estimated to be $109.4 million) to reduce amounts outstanding under the credit facility.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following summary historical consolidated financial data for the three years ended December 31, 1996, 1997 and 1998 has been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent certified public accountants, and are included elsewhere in this prospectus.


     The summary consolidated financial data should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited historical financial statements of Aviation Sales and notes which are contained elsewhere in this prospectus.


                                                                        YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------------------------
                                                                                                        PRO FORMA
                                                         1996(1)         1997(1)         1998(1)         1998(2)
                                                      -------------   -------------   -------------   -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Operating revenues ................................    $  231,734      $  322,538      $  500,816      $  614,982
Gross profit ......................................        61,947          77,780         128,088         147,692
Income from operations ............................        27,989          24,998          61,369          68,448
Net income(3) .....................................        19,815           4,844          25,493          27,415
SHARE DATA(4):
Diluted net income per share(3) ...................    $     1.19      $     0.39      $     2.01      $     2.15
Weighted average number of diluted shares .........        10,769          12,450          12,696          12,729
OTHER DATA:
EBITDA(5) .........................................    $   31,408      $   30,231      $   71,609      $   81,171
Net cash used in operating activities .............       (12,064)        (53,738)        (70,954)        (56,773)
Depreciation and amortization .....................         3,419           5,233          10,240          12,723
Capital expenditures ..............................         5,549           8,133          16,618          20,089
Cash interest(6) ..................................         4,795           7,673          20,233          24,070
Ratio of total debt to EBITDA .....................                                           5.1x            4.5x
Ratio of EBITDA to cash interest ..................                                           3.5x            3.4x
Ratio of earnings to fixed charges(7) .............                                           2.8x            2.6x


                                                                    YEAR ENDED DECEMBER 31, 1998
                                                       ------------------------------------------------------
                                                                                                 AS FURTHER
                                                        PRO FORMA(2)     AS ADJUSTED(2)(8)     ADJUSTED(2)(9)
                                                       --------------   -------------------   ---------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
AS ADJUSTED(8); AND AS FURTHER ADJUSTED(9) DATA:
 Cash interest(6) ..................................     $  24,070           $  24,776           $  19,912
 Net income ........................................        27,415              26,827              29,794
 Diluted net income per share ......................          2.15                2.11                1.94
 Weighted average number of diluted shares .........        12,729              12,729              15,329
 Ratio of total debt to EBITDA .....................           4.5x                4.5x                3.4x
 Ratio of EBITDA to cash interest ..................           3.4x                3.2x                4.1x
 Ratio of earnings to fixed charges(7) .............           2.6x                2.5x                3.1x


                                                  AS OF DECEMBER 31, 1998
                                        --------------------------------------------
                                                                         AS FURTHER
                                          ACTUAL      AS ADJUSTED(8)     ADJUSTED(9)
                                        ----------   ----------------   ------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents ..........    $ 10,536        $ 10,536         $ 28,599
 Working capital ....................     169,742         252,417          361,812
 Total assets .......................     599,377         601,702          619,765
 Total debt .........................     366,176         368,501          277,169
 Total stockholders' equity .........     154,298         154,298          263,693
 Total capitalization ...............     520,474         522,799          540,862

----------------
 (1) Dixie Bearings, Inc., which was acquired in August 1996, Kratz-Wilde Machine Company, which was acquired in October 1997, Caribe Aviation, Inc., which was acquired in March 1998 and Triad International Maintenance Corporation (TIMCO), which was acquired in September 1998, are accounted for under the purchase method of accounting and accordingly, their results of operations have been included in our historical results of operations from their respective dates of acquisition.

     AvEng Trading Partners, which was acquired in December 1996, Aerocell Structures, Inc., which was acquired in September 1997, Apex Manufacturing, Inc., which was acquired in December 1997, and Whitehall Corporation, which was acquired in July 1998, are accounted for under the pooling of interests method of accounting. Whitehall and AvEng are included in our historical financial results for all periods presented. Historical operating results for periods presented prior to 1997 have not been restated to give retroactive effect to the acquisitions of Aerocell and Apex, due to the immateriality of the restated amounts.

 (2) Reflects the acquisitions of TIMCO and Caribe as if such acquisitions had occurred on January 1, 1998 for statement of income, share and other data and as of December 31, 1998 for balance sheet data.

 (3) Periods presented prior to 1997 include pro forma adjustments to record income taxes, as we conducted our business as a partnership prior to June 26, 1996.

 (4) See Note 10 to the consolidated financial statements for information regarding the computation of fully diluted net income per share.

 (5) EBITDA represents income before income taxes plus net interest expense and depreciation and amortization (excluding amortization of deferred financing costs and original issue discount). While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than net cash used in operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of Aviation Sales to meet its future debt service, capital expenditures and working capital requirements. In addition, Aviation Sales believes that certain investors find EBITDA to be a useful tool for measuring the ability of Aviation Sales to service its debt. EBITDA as presented is not necessarily a measure of Aviation Sales' ability to fund cash needs and may not be comparable to other similarly titled measures of other companies.

 (6) Cash interest is interest expense excluding amortization of deferred financing costs and original issue discount.

 (7) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense, income tax expense, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.

 (8) Reflects the sale of $85.0 million of senior subordinated notes offered by this prospectus by Aviation Sales and application of the estimated net proceeds of $82.7 million and as if such transactions had occurred as of January 1, 1998 for As Adjusted Income Data and as of December 31, 1998 for As Adjusted Balance Sheet Data.

 (9) Reflects (i) the offering of $85.0 million of senior subordinated notes as discussed in Note 8 above, and (ii) the sale of 2,600,000 shares offered in the stock offering by Aviation Sales at an assumed public offering price of $45.00 per share and application of the net proceeds of $109.4 million, as if such transactions had occurred as of January 1, 1998 for As Further Adjusted Income Data and as of December 31, 1998 for As Further Adjusted Balance Sheet Data. The notes offering and the stock offering are not conditioned upon each other.

                                 RISK FACTORS


     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING A DECISION TO INVEST IN OUR NOTES. WE URGE YOU TO CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU MAKE AN INVESTMENT DECISION. PLEASE NOTE THAT THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING AVIATION SALES.


WE HAVE SUBSTANTIAL DEBT WHICH WE MAY BE UNABLE TO SERVICE AND WE ARE SIGNIFICANTLY LEVERAGED.


     We currently have significant outstanding indebtedness, and subsequent to the offering, we will continue to be significantly leveraged. As of March 31, 1999 we had outstanding indebtedness of $403.5 million, of which $215.2 million was senior indebtedness and $188.3 million was other indebtedness, (including the previously issued notes with a discounted aggregate principal amount issued of $164.1 million). The degree to which we are leveraged could have important consequences to the holders of the notes, including:


   /bullet/ our vulnerability to adverse general economic and industry conditions;
   /bullet/ our ability to obtain additional financing for future working capital expenditures, general corporate or other purposes; and /bullet/ the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities. Our requirement to pay principal and interest on indebtedness for the year ending December 31, 1999 is approximately $35.2 million.


     In addition, subject to the limitations set forth in the indenture, we and our subsidiaries may incur substantial amounts of additional indebtedness, much of which is expected to be senior indebtedness. As of March 31, 1999, we had availability under the credit facility of $6.7 million. The credit facility is secured by substantially all of our assets.


YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS JUNIOR TO SENIOR DEBT.


     The notes and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' existing indebtedness and all of our and their existing and future senior indebtedness, except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes and the guarantees. As a result, upon any distribution to our creditors or the creditors of the subsidiary guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the subsidiary guarantors or our or their property, the holders of senior indebtedness of Aviation Sales and the subsidiary guarantors will be entitled to be paid in full in cash before any payment may be made with respect to these notes or the subsidiary guarantees.


PROBLEMS IN THE AIRLINE INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS


     Since our customers consist of airlines, maintenance and repair facilities that service airlines and other aircraft spare parts redistributors, as well as original equipment manufacturers, economic factors affecting the airline industry impact our business. When economic factors adversely affect the airline industry, they tend to reduce the overall demand for aircraft spare parts and maintenance and repair services, causing downward pressure on pricing and increasing the credit risks associated with doing business with airlines. Additionally the price of fuel affects the aircraft spare parts and maintenance and repair markets, since older aircraft, which consume more fuel and which account for most of our aircraft spare parts and maintenance and repair services business, become less viable as the price of fuel increases. We cannot assure you that economic and other factors which may affect the airline industry will not adversely impact our business, financial condition or results of operations.


WE DEPEND ON FINANCING TRANSACTIONS TO SUPPORT OUR GROWTH


     During 1996, 1997 and 1998, we relied primarily upon significant borrowings under our credit facility, and sales of our securities, including our previously issued senior subordinated notes, to satisfy our funding requirements relating to our acquisitions of several businesses and to finance the growth of our business. We cannot assure you that financing alternatives will be available to us in the future to support continued growth.



OUR LENDERS IMPOSE SIGNIFICANT RESTRICTIONS ON US


     Our credit facility and the notes impose significant operating and financial restrictions on us. These restrictions may significantly limit our ability to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. In addition, our failure to comply with these restrictions could result in an event of default which, if not cured or waived, could materially adversely affect our business, financial condition or results of operations.


CONSEQUENCES OF CHANGE OF CONTROL


     Upon a change of control, the holders of notes would be entitled to require us to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest. Our failure to make such a repurchase would result in a default under the indenture. In addition, the credit facility contains, and our future indebtedness may contain, prohibitions on events that would constitute a change of control or require such indebtedness to be repurchased upon a change of control. If the holders of the notes exercise their right to require us to repurchase the notes, this could cause a default under our indebtedness due to the financial effect of such repurchase on us, even if the change of control itself does not cause a default. Upon a change of control, we cannot assure you that we would have sufficient funds, or be permitted, to repurchase the notes, or to satisfy our other obligations under the notes.


OUR OPERATING RESULTS FLUCTUATE AND COULD DECLINE


     Our operating results have fluctuated in the past and may fluctuate significantly in the future. Many factors affect our operating results, including:


     /bullet/ the timing of orders and the timing of payments from large customers;
     /bullet/ the timing of expenditures to purchase inventory in anticipation of future sales;
     /bullet/ the timing of bulk inventory purchases;
     /bullet/ the number of airline customers seeking maintenance and repair services at any time;
     /bullet/ our ability to fully utilize from period to period our hangar space dedicated to maintenance and repair operations; and /bullet/ the timeliness of customer aircraft in arriving for scheduled maintenance and the mix of available aircraft spare parts contained, at any time, in our inventory.


     A large portion of our operating expenses are relatively fixed. Since we usually do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future orders based upon the historic needs of our customers and upon our discussions with our customers as to their future needs. Cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect our business, financial condition or results of operations.


OUR BUSINESS IS SUBJECT TO HEAVY GOVERNMENT REGULATION


     The aviation industry is highly regulated by the FAA in the United States and by similar agencies in other countries. We must be certified by the FAA in order to repair aircraft and aircraft components.


     While our redistribution business itself is not regulated, the aircraft spare parts which we sell to our customers must be accompanied by documentation which enables our customers to substantiate their compliance with applicable regulatory requirements.

     Before parts may be installed in an aircraft, they must meet standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries generally coincide with FAA requirements. Our parts may not meet applicable standards or standards may change in the future, requiring parts already in our inventory to be scrapped or modified. Aircraft manufacturers may also develop new parts to be used in lieu of parts already in our inventory. To the extent that we have any of these parts in our inventory, their value may be reduced.


     We cannot assure you that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not materially adversely affect our business, financial condition or results of operations.


OUR GROWTH AND FUTURE ACQUISITIONS MAY STRAIN OUR RESOURCES


     The key element of our growth strategy involves growth through the acquisition of additional inventories of aircraft spare parts and the acquisition of other companies, assets or product lines that complement or expand our existing business. Our ability to grow through acquisitions depends upon, and may be limited by, the availability of suitable aircraft parts inventories, acquisition candidates and capital, and by restrictions imposed under our credit facility and the notes. In addition, acquisitions of other companies involve risks that could adversely affect our business, financial condition or operating results, including:


   /bullet/ the integration of the operations and personnel of acquired companies;
   /bullet/ the potential amortization of acquired intangible assets; and /bullet/ the potential loss of key employees of the acquired companies.


We cannot assure you that we will be able to complete future acquisitions on satisfactory terms or successfully operate acquired businesses.


WE DEPEND ON OUR EXECUTIVE OFFICERS AND KEY EMPLOYEES


     Our continued success depends significantly upon the services of our executive officers and upon our ability to attract and retain qualified personnel. We have employment agreements with several of our executive officers. Some of these employment agreements can be terminated by the executive officer upon a change of control of our business. The loss of one or more of our executive officers without capable successors could materially adversely affect our business, financial condition or results of operations.


OUR BUSINESS IS HIGHLY COMPETITIVE


     The airline industry and the markets for our products and services are extremely competitive, and we face competition from a number of sources. Our competitors include aircraft manufacturers, aircraft part manufacturers, airline and aircraft service companies, other companies providing maintenance, repair and overhaul services, and other aircraft spare parts redistributors. Some of our competitors have substantially greater financial and other resources than us. We cannot assure you that competitive pressures will not materially adversely affect our business, financial condition or results of operations.


OUR INFORMATION TECHNOLOGY SYSTEM MAY BE SUBJECT TO YEAR 2000 PROBLEMS


     We have determined that the management information system which we currently use in our redistribution operations is not Year 2000 compliant. We have commenced remediation to make it Year 2000 compliant so that our existing system remains available for our use until the new system which we are implementing for our distribution business becomes operational. The cost of this Year 2000 remediation is expected to be approximately $2.1 million. We believe that our existing system will be substantially remediated by the end of August 1999 and that validation for our system, as remediated, should be completed by the beginning of the fourth quarter of 1999, although we cannot assure you of this. Our failure to bring the existing system for our redistribution operations into Year 2000 compliance would likely materially adversely affect our business, in that it would make it very difficult for us to operate our business in the ordinary course and would likely cause us to lose revenue and have business interruptions of a material nature.

OUR BUSINESS IS SUSCEPTIBLE TO PRODUCT LIABILITY CLAIMS

     Our business exposes us to possible claims for personal injury or death which may result if an aircraft spare part which we have sold, manufactured or repaired fails or if we were negligent in repairing an airplane. We cannot assure you that claims will not arise in the future or that our insurance coverage will be adequate to protect us in all circumstances. Additionally, we cannot assure you that we will be able to maintain adequate insurance coverages in the future at an acceptable cost. Any product liability claim not covered by adequate insurance could materially adversely affect our business, financial condition or results of operations.

OUR SIGNIFICANT STOCKHOLDERS MAY SUBSTANTIALLY INFLUENCE OUR BUSINESS

     As of April 19, 1999, two of our stockholders beneficially owned approximately 18.9% and 8.4% of our outstanding common stock and will own 12.3% and 4.3% if we complete our stock offering concurrent with this notes offering. Our directors and executive officers, as a group, beneficially owned an aggregate of approximately 34.0% (including the 27.3% referred to above) of our outstanding common stock and will own 22.5% if we complete the stock offering. While each of these stockholders is an independent party, if these parties were to act together as a group, they would have the ability to exercise substantial influence on the election of all of the members of our board of directors and, therefore, to exercise substantial influence on our business, policies and affairs.

FRAUDULENT CONVEYANCES AND PREFERENTIAL TRANSFERS

     The ability of the holders of the notes or the trustee to enforce the notes and the subsidiary guarantees may be limited by certain fraudulent conveyance and similar laws. Various fraudulent conveyance and similar laws have been enacted for the protection of creditors and may be utilized by a court to avoid the notes and the subsidiary guarantees or to further subordinate our obligations under the notes or the obligations of any subsidiary guarantor under its subsidiary guarantee to obligations (including trade payables) that do not otherwise constitute senior indebtedness. The requirements for establishing a fraudulent conveyance vary depending on the law of the jurisdiction which is being applied. Generally, if in a bankruptcy, reorganization, rehabilitation or similar proceeding in respect of us or a subsidiary guarantor, or in a lawsuit by or on behalf of creditors against us or a subsidiary guarantor, a court were to find that:


     (1) we or a subsidiary guarantor, as the case may be, incurred indebtedness in connection with the notes or the subsidiary guarantees with the intent of hindering, delaying or defrauding current or future creditors of us or the subsidiary guarantor, as the case may be; or


     (2) we or a subsidiary guarantor, as the case may be, received less than reasonable equivalent value or fair consideration for incurring such indebtedness, and:


         (a) were insolvent at the time of the incurrence of such indebtedness;


         (b) were rendered insolvent by reason of incurring such indebtedness;


         (c) were at such time engaged or about to engage in a business or transaction for which our assets constituted unreasonably small capital; or


         (d) intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they matured.

     The court could, with respect to us or the subsidiary guarantor, as the case may be, declare void in whole or in part our obligations or the obligations of the subsidiary guarantor in connection with the notes or the subsidiary guarantees and/or further subordinate claims with respect to the notes and the subsidiary guarantees to all other debts of us or the subsidiary guarantors, as applicable. If our obligations or the obligations of the subsidiary guarantors were further subordinated, we cannot assure you that after payment of our other debt, there would be sufficient funds to pay the subordinated claims with respect to the notes and the subsidiary guarantees.


     Generally an entity will be considered insolvent if:


     (1) the sum of its debts is greater than the fair saleable value of all of its property at a fair valuation; or


     (2) the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts, as they become mature and absolute.


     Additionally, under federal bankruptcy or applicable state insolvency law, if certain bankruptcy or insolvency proceedings were initiated by or against us or any subsidiary guarantor within 90 days after any payment by us or the subsidiary guarantor with respect to the notes or a subsidiary guarantee or the incurrence of a subsidiary guarantee if we or the subsidiary guarantor anticipated becoming insolvent at the time of such payment or incurrence, all or a portion of such payment or guarantee could be avoided as a preferential transfer and the recipient of such payment could be required to return such payment.


THERE MAY BE NO ACTIVE MARKET FOR OUR NOTES


     The notes are not traded on an exchange or quoted on any automated quotation system. While there has been a public market for the previously issued notes, and the underwriters have informed us that they intend to make a market in the notes, the underwriters may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that there will be an active trading market for the notes.

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of the notes are estimated to be $82.7 million, after deducting the underwriting discount and other offering costs.


     We expect to use the net proceeds from this offering to reduce the amounts outstanding under our credit facility. Our credit facility consists of a revolving loan and letter of credit facility of $250.0 million up to $30.0 million of which may be outstanding letters of credit. Interest under the credit facility is, at our option, (a) prime plus a margin ranging from 0.0% to 1.0%, or (b) LIBOR plus a margin ranging from 1.125% to 2.5%. At December 31, 1998, the margin was 0.5% for prime rate loans and 2.0% for LIBOR rate loans. The indebtedness will mature in 2002. We used the proceeds of our credit facility indebtedness to acquire TIMCO and Whitehall, as well as for working capital.


     Concurrently with this offering, we intend to issue 2.6 million shares of our common stock in a public offering by a separate prospectus with net proceeds estimated to be $109.4 million. We intend to use the net proceeds from the stock offering to reduce amounts outstanding under our credit facility. The notes offering and the stock offering are not conditioned on each other.

                                CAPITALIZATION


     The following table summarizes our capitalization as of December 31, 1998 and as adjusted to give effect to our receipt of the estimated net proceeds from the sale by Aviation Sales of $85.0 million of senior subordinated notes and as further adjusted to give effect to the concurrent offering of 2.6 million shares of common stock offered in a separate prospectus at an assumed public offering price of $45.00 per share and the application of the estimated net proceeds. The notes offering and the stock offering are not conditioned upon each other. You should read this information in conjunction with our consolidated financial statements and the related notes that appear in this prospectus beginning on page F-1.



                                                                          AS OF DECEMBER 31, 1998
                                                                  ----------------------------------------
                                                                                                AS FURTHER
                                                                    ACTUAL      AS ADJUSTED      ADJUSTED
                                                                  ----------   -------------   -----------
                                                                           (DOLLARS IN THOUSANDS)
Cash and cash equivalents .....................................    $ 10,536       $ 10,536      $ 28,599
                                                                   ========       ========      ========
Long term debt, including current maturities(1):
 Revolving loan(2) ............................................    $174,007       $ 91,332      $     --
 Senior subordinated notes ....................................     164,163        249,163       249,163
 Other debt ...................................................      28,006         28,006        28,006
                                                                   --------       --------      --------
  Total long term debt ........................................     366,176        368,501       277,169
                                                                   --------       --------      --------
Stockholders' equity:
 Preferred stock, $.01 par value, 1,000,000 shares authorized,
   none outstanding ...........................................          --             --            --
 Common stock, $.001 par value, 30,000,000 shares authorized;
   12,515,809 shares issued and outstanding; and 12,515,809
   shares issued and outstanding, as adjusted and 15,115,809 as
   further adjusted(3) ........................................          12             12            15
 Additional paid-in capital ...................................      64,344         64,344       173,736
 Retained earnings ............................................      89,942         89,942        89,942
                                                                   --------       --------      --------
  Total stockholders' equity ..................................     154,298        154,298       263,693
                                                                   --------       --------      --------
   Total capitalization .......................................    $520,474       $522,799      $540,862
                                                                   ========       ========      ========

----------------
(1) For a description of our outstanding long-term debt see "Description of Other Indebtedness."
(2) As of March 31, 1999, $215.2 million was outstanding under the credit facility.
(3) Excludes (A) 1,659,541 shares subject to options outstanding as of the date of this prospectus and (B) 552,987 additional shares reserved for issuance pursuant to options available for grant under our stock option plans. See "Management--Stock Option Plans."

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected historical consolidated financial data has been derived from our consolidated financial statements. Our financial statements as of December 31, 1997 and 1998, and for the years ended December 31, 1996, 1997 and 1998, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report included elsewhere herein. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited historical financial statements of Aviation Sales and notes which are contained elsewhere in this prospectus.



                                                                    YEARS ENDED DECEMBER 31,(1)
                                                               -------------------------------------
                                                                   1994         1995         1996
                                                               ----------- ------------- -----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                            SHARE DATA)
STATEMENT OF INCOME DATA:
Operating revenues ...........................................  $ 60,289     $ 169,771    $ 231,734
Gross profit .................................................    20,686        50,333       61,947
Income from operations .......................................     3,061        21,449       27,989
Interest and other (income) expense ..........................     3,044         7,262        4,950
Income before income taxes, equity (income) losses of
 affiliate and extraordinary item ............................        17        14,187       23,039
Income tax expense ...........................................        --           914        1,617
Equity (income) losses of affiliate, net of income taxes .....        50            38         (255)
Extraordinary item, net of income taxes ......................        --            --        1,862
                                                                --------     ---------    ---------
Net income (loss)(3) .........................................  $    (33)    $  13,235    $  19,815
                                                                ========     =========    =========
SHARE DATA(4):
Diluted net income per share(3) ..............................  $     --     $    1.01    $    1.19
                                                                ========     =========    =========
Weighted average number of diluted shares ....................     8,699         9,161       10,769
                                                                ========     =========    =========
OTHER DATA:
EBITDA(5) ....................................................  $  4,460     $  24,011    $  31,408
Net cash provided by (used in) operating activities ..........    14,093        12,680      (12,064)
Depreciation and amortization ................................     1,399         2,563        3,419
Capital expenditures .........................................     1,002         2,566        5,549
Cash interest(6) .............................................     3,677         7,621        4,795
Ratio of total debt to EBITDA ................................
Ratio of EBITDA to cash interest .............................
Ratio of earnings to fixed charges(7) ........................



                                                                      YEARS ENDED DECEMBER 31,(1)
                                                               -----------------------------------------
                                                                                             PRO FORMA
                                                                    1997          1998        1998(2)
                                                               ------------- ------------- -------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                 DATA)
STATEMENT OF INCOME DATA:
Operating revenues ...........................................  $  322,538    $   500,816   $   614,982
Gross profit .................................................      77,780        128,088       147,692
Income from operations .......................................      24,998         61,369        68,448
Interest and other (income) expense ..........................      12,755         21,147        24,984
Income before income taxes, equity (income) losses of
 affiliate and extraordinary item ............................      12,243         40,222        43,464
Income tax expense ...........................................       7,260         15,486        16,806
Equity (income) losses of affiliate, net of income taxes .....         139         (1,356)       (1,356)
Extraordinary item, net of income taxes ......................          --            599           599
                                                                ----------    -----------   -----------
Net income (loss)(3) .........................................  $    4,844    $    25,493   $    27,415
                                                                ==========    ===========   ===========
SHARE DATA(4):
Diluted net income per share(3) ..............................  $     0.39    $      2.01   $      2.15
                                                                ==========    ===========   ===========
Weighted average number of diluted shares ....................      12,450         12,696        12,729
                                                                ==========    ===========   ===========
OTHER DATA:
EBITDA(5) ....................................................  $   30,231    $    71,609   $    81,171
Net cash provided by (used in) operating activities ..........     (53,738)       (70,954)      (56,773)
Depreciation and amortization ................................       5,233         10,240        12,723
Capital expenditures .........................................       8,133         16,618        20,089
Cash interest(6) .............................................       7,673         20,233        24,070
Ratio of total debt to EBITDA ................................                        5.1x          4.5x
Ratio of EBITDA to cash interest .............................                        3.5x          3.4x
Ratio of earnings to fixed charges(7) ........................                        2.8x          2.6x


                                                                    YEAR ENDED DECEMBER 31, 1998
                                                       ------------------------------------------------------
                                                                                                 AS FURTHER
                                                        PRO FORMA(2)     AS ADJUSTED(2)(8)     ADJUSTED(2)(9)
                                                       --------------   -------------------   ---------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
AS ADJUSTED(8) AND AS FURTHER ADJUSTED(9):
 Cash interest(6) ..................................     $  24,070           $  24,776           $  19,912
 Net income ........................................        27,415              26,827              29,794
 Diluted net income per share ......................          2.15                2.11                1.94
 Weighted average number of diluted shares .........        12,729              12,729              15,329
 Ratio of total debt to EBITDA .....................           4.5x                4.5x                3.4x
 Ratio of EBITDA to cash interest ..................           3.4x                3.2x                4.1x
 Ratio of earnings to fixed charges(7) .............           2.6x                2.5x                3.1x

BALANCE SHEET DATA:


                                                                AS OF DECEMBER 31,
                                 ---------------------------------------------------------------------------------
                                    1994       1995       1996       1997       1998         1998         1998
                                 ---------- ---------- ---------- ---------- ---------- ------------- ------------
                                                                                              AS       AS FURTHER
                                                                                         ADJUSTED(8)   ADJUSTED(9)
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash and cash equivalents ......  $ 10,938   $  7,635   $  3,918   $  6,237   $ 10,356     $ 10,536     $ 28,599
Working capital ................    69,610     68,039     88,222     89,988    169,742      252,417      361,812
Total assets ...................   121,477    134,660    190,118    341,332    599,377      601,702      619,765
Total debt .....................    69,152     62,042     42,360    165,802    366,176      368,501      277,169
Total stockholders' equity .....    34,068     44,298    115,896    121,279    154,298      154,298      263,693
Total capitalization ...........   103,220    106,340    158,256    287,081    520,474      522,799      540,862

----------------
 (1) Dixie Bearings, which was acquired in August 1996, Kratz-Wilde, which was acquired in October 1997, Caribe, which was acquired in March 1998 and TIMCO, which was acquired in September 1998, are accounted for under the purchase method of accounting and accordingly, their results of operations have been included in our historical results of operations from their respective dates of acquisition.

     AvEng, which was acquired in December 1996, Aerocell, which was acquired in September 1997, Apex, which was acquired in December 1997 and Whitehall, which was acquired in July 1998, are accounted for under the pooling of interests method of accounting. Whitehall is included in our historical financial results for all periods presented. AvEng is included for all period presented subsequent to 1995 and Aerocell and Apex are included in periods presented subsequent to 1996. Historical operating results and financial position for periods presented prior to 1996 have not been restated to give retroactive effect to the acquisition of AvEng and prior to 1997 have not been restated to give retroactive effect to the acquisitions of Aerocell and Apex, due to the immateriality of the restated amounts.

 (2) Reflects the acquisitions of TIMCO and Caribe as if such acquisitions had occurred on January 1, 1998 for statement of income, share and other data and as of December 31, 1998 for balance sheet data.

 (3) Periods presented prior to 1997 include pro forma adjustments to record income taxes, as we conducted our business as a partnership prior to June 26, 1996.

 (4) See Note 10 to the consolidated financial statements for information regarding the computation of fully diluted net income per share.

 (5) EBITDA represents income before income taxes plus net interest expense and depreciation and amortization (excluding amortization of deferred financing costs and original issue discount). While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than net cash used in operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of Aviation Sales to meet its future debt service, capital expenditures and working capital requirements. In addition, Aviation Sales believes that certain investors find EBITDA to be a useful tool for measuring the ability of Aviation Sales to service its debt. EBITDA as presented is not necessarily a measure of Aviation Sales' ability to fund cash needs and may not be comparable to other similarly titled measures of other companies.

 (6) Cash interest is interest expense excluding amortization of deferred financing costs and original issue discount.

 (7) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, interest expense, income tax expense, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.

 (8) Reflects the sale of $85.0 million of senior subordinated notes offered by this prospectus by Aviation Sales and application of the estimated net proceeds of $82.7 million from the offering as if such transactions had occurred as of January 1, 1998 for As Adjusted Income Data and as of December 31, 1998 for As Adjusted Balance Sheet Data.

 (9) Reflects (i) the offering of $85.0 million of senior subordinated notes as described in Note 8 above, and (ii) the sale of 2,600,000 shares offered in the stock offering by Aviation Sales at an assumed public offering price of $45.00 per share and the application of the net proceeds from the offerings, as if such transactions had occurred as of January 1, 1998 for As Further Adjusted Income Data and as of December 31, 1998 for As Further Adjusted Balance Sheet Data. The notes offering and the stock offering are not conditioned upon each other.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS


     Operating revenues consist primarily of sales of products and service revenues, net of allowances for returns. Cost of sales and services consists primarily of product costs, labor, freight charges, commissions to outside sales representatives and an inventory provision for damaged and obsolete products. Product costs consist of the acquisition cost of the products and any costs associated with repairs, overhaul or certification.


     Operating revenues and gross profit depend in large measure on the volume and timing of sales orders received during the period and the mix of aircraft spare parts contained in our inventory. Revenues and gross profit can be impacted by the timing of bulk inventory purchases. In general, bulk inventory purchases allow us to obtain large inventories of aircraft spare parts at a lower cost than can ordinarily be obtained by purchasing such parts on an individual basis.


     Many factors affect our operating results, including:


     /bullet/ the timing of orders and the timing of payments from large customers;

     /bullet/ the timing of expenditures to purchase inventory in anticipation of future sales;

     /bullet/ the timing of bulk inventory purchases;

     /bullet/ the number of airline customers seeking maintenance and repair services at any time;

     /bullet/ our ability to fully utilize from period to period our hangar space dedicated to maintenance and repair operations;

     /bullet/ the timeliness of customer aircraft in arriving for scheduled maintenance; and

     /bullet/ the mix of available aircraft spare parts contained, at any time, in our inventory.


A large portion of our operating expenses are relatively fixed. Since we typically do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future volume of orders based upon the historic purchasing patterns of our customers and upon our discussions with our customers as to their future requirements. Cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect our business, financial condition and results of operations.


     Aviation Sales believes its future growth will come from internal growth combined with growth through additional acquisitions. Internal growth during 1996, 1997 and 1998, was driven by:


     /bullet/ increased customer penetration in existing markets;

     /bullet/ improved capacity utilization of our maintenance and repair facilities; and

     /bullet/ continued expansion of the array of products and services which we offer to customers.

     We also expect to continue to grow through acquisitions. Our acquisitions in 1996, 1997 and 1998 were as follows:



DATE OF ACQUISITION             COMPANY ACQUIRED                         BUSINESS LINE
---------------------   --------------------------------   ----------------------------------------
September 1998          TIMCO                              Airframe heavy maintenance
July 1998               Whitehall Corporation              Airframe heavy maintenance
March 1998              Caribe Aviation, Inc.              Aircraft component maintenance
March 1998              Aircraft Interior Design, Inc.     Aircraft interior refurbishment
December 1997           Apex Manufacturing, Inc.           Specialty manufacture of aircraft parts
October 1997            Kratz-Wilde Machine Co.            Specialty manufacture of aircraft parts
September 1997          Aerocell Structures, Inc.          FAA-licensed repair station
December 1996           AvEng Trading Partners             Redistribution of aircraft engine parts
August 1996             Dixie Bearings, Inc.               Provider of aircraft bearings

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998


     The following tables set forth information relating to our operations for the periods indicated:



                                                                                YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                            1997                        1998
                                                                 --------------------------   ------------------------
                                                                       $              %            $             %
                                                                 -------------   ----------   -----------   ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
Sales of products, net .......................................     $ 244,340         75.8%     $359,245         71.7%
Services and other ...........................................        78,198         24.2       141,571         28.3
                                                                   ---------        -----      --------        -----
                                                                     322,538        100.0       500,816        100.0
Cost of sales and services ...................................       244,758         75.9       372,728         74.4
                                                                   ---------        -----      --------        -----
Gross profit .................................................        77,780         24.1       128,088         25.6
Operating expenses ...........................................        52,782         16.3        66,719         13.3
                                                                   ---------        -----      --------        -----
Income from operations .......................................        24,998          7.8        61,369         12.3
Interest expense .............................................         8,059          2.5        21,343          4.3
Other (income) expense .......................................         4,696          1.5          (196)         0.0
                                                                   ---------        -----      --------        -----
Income before income taxes, equity (income) losses of
 affiliate and extraordinary item ............................        12,243          3.8        40,222          8.0
Income tax expense ...........................................         7,260          2.3        15,486          3.1
                                                                   ---------        -----      --------        -----
Income before equity (income) losses of affiliate and
 extraordinary item ..........................................         4,983          1.5        24,736          4.9
Equity (income) losses of affiliate, net of income taxes .....           139          0.0        (1,356)        (0.3)
                                                                   ---------        -----      --------        -----
Income before extraordinary item .............................         4,844          1.5        26,092          5.2
Extraordinary item, net of income taxes ......................            --          0.0           599          0.1
                                                                   ---------        -----      --------        -----
Net income ...................................................     $   4,844          1.5%     $ 25,493          5.1%
                                                                   =========        =====      ========        =====
Historical diluted net income per share ......................     $    0.39                   $   2.01
                                                                   =========                   ========

     Operating revenues for the year ended December 31, 1998 increased $178.3 million or 55.3% to $500.8 million, from $322.5 million for 1997. Operating revenues from companies acquired in 1997 and 1998 and accounted for under the purchase method of accounting added $111.4 million to 1998 operating revenues. Operating revenues also increased due to increased customer penetration, increased sales from investments made in additional inventories and improved capacity utilization of our airframe maintenance facilities. Service revenues for 1997 were adversely impacted as a result of the unanticipated cancellation of a U.S. Air Force C-130 maintenance contract awarded in April 1997 and cancelled by the government in June 1997.

     Gross profit for the year ended December 31, 1998 increased $50.3 million or 64.7% to $128.1 million, compared with $77.8 million for the year ended December 31, 1997. Gross profit margin for the year ended December 31, 1998 increased to 25.6% from 24.1% for the year ended December 31, 1997. The cancellation of the C-130 contract unfavorably impacted margins in 1997. The improved utilization of our heavy maintenance and repair facilities favorably impacted our gross profit margin during 1998, which was partially offset by an increase in the percentage of our total business derived from our maintenance and repair operations that generally operate at lower gross profit margin percentage than our redistribution operations.


     Our operating expenses increased $13.9 million to $66.7 million for the year ended December 31, 1998, compared with $52.8 million for 1997. Included in the 1998 operating expenses were $1.8 million of merger expenses relating to the Whitehall merger. Operating expenses as a percentage of operating revenues for 1998 were 13.3% (13.0% after adjustment for Whitehall merger expenses), compared to 16.3% for 1997. Reduction in operating expenses as a percentage of operating revenues is due primarily to improved operating efficiencies and economies of scale.


     Interest expense for the year ended December 31, 1998 increased due to substantial borrowings utilized to finance the acquisitions of Kratz-Wilde, Caribe Aviation and TIMCO, and to finance additional inventory acquisitions and equipment on lease.


     Other expense in 1997 includes a $4.5 million writedown of Whitehall's investment in the preferred stock of the purchaser of its ocean systems business and a $727,000 gain on the sale by Whitehall of its electronics business.


     As a result of the above factors, income before income taxes, equity (income) losses of affiliate and extraordinary item for the year ended December 31, 1998 was $40.2 million, as compared to $12.2 million in 1997.


     Equity (income) losses of affiliate, net of income taxes, increased from a loss of $140,000 to income of $1.4 million in 1998, due to increased sales of aircraft noise reduction kits.


     During the first quarter of 1998, we repaid all of our outstanding term and revolving indebtedness with the proceeds from the sale of our previously issued senior subordinated notes. In connection with the repayment of this debt, during the first quarter of 1998, we wrote off $1.0 million of deferred financing costs. This resulted in an extraordinary item, net of income taxes, of $599,000.


     Net income for the year ended December 31, 1998 was $25.5 million ($2.01 per diluted share) compared to net income of $4.8 million ($0.39 per diluted share) for 1997. Weighted average common and common equivalent shares outstanding (diluted) were 12.7 million for the year ended December 31, 1998, compared with 12.5 million for the year ended December 31, 1997.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997


     The following tables set forth information relating to our operations for the periods indicated:



                                                                                YEAR ENDED DECEMBER 31,
                                                                 -----------------------------------------------------
                                                                           1996                        1997
                                                                 ------------------------   --------------------------
                                                                      $             %             $              %
                                                                 -----------   ----------   -------------   ----------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Revenues:
Sales of products, net .......................................    $155,857         67.3%      $ 244,340         75.8%
Services and other ...........................................      75,877         32.7          78,198         24.2
                                                                  --------        -----       ---------        -----
                                                                   231,734        100.0         322,538        100.0
Cost of sales and services ...................................     169,787         73.3         244,758         75.9
                                                                  --------        -----       ---------        -----
Gross profit .................................................      61,947         26.7          77,780         24.1
Operating expenses ...........................................      33,958         14.6          52,782         16.3
                                                                  --------        -----       ---------        -----
Income from operations .......................................      27,989         12.1          24,998          7.8
Interest expense .............................................       5,411          2.4           8,059          2.5
Other (income) expense .......................................        (461)        (0.2)          4,696          1.5
                                                                  --------        -----       ---------        -----
Income before income taxes, equity (income) losses of
  affiliate and extraordinary item ...........................      23,039          9.9          12,243          3.8
Income tax expense ...........................................       1,617          0.7           7,260          2.3
                                                                  --------        -----       ---------        -----
Income before equity (income) losses of affiliate and
  extraordinary item .........................................      21,422          9.2           4,983          1.5
Equity (income) losses of affiliate, net of income taxes .....        (255)        (0.1)            139          0.0
                                                                  --------        -----       ---------        -----
Income before extraordinary item .............................      21,677          9.3           4,844          1.5
Extraordinary item, net of income taxes ......................       1,862          0.7              --          0.0
                                                                  --------        -----       ---------        -----
Net income ...................................................    $ 19,815          8.6%      $   4,844          1.5%
                                                                  ========        =====       =========        =====
Historical diluted net income per share ......................    $   1.84                    $    0.39
                                                                  ========                    =========

     Operating revenues for the year ended December 31, 1997 increased 39.2% to $322.5 million, from $231.7 million for the year ended December 31, 1996. Of this amount, approximately $44.8 million was derived from operations associated with companies acquired during 1997. Operating revenues for 1997 were adversely affected by service revenues lost due to a U.S. Air Force C-130 maintenance contract, described above, that was awarded but subsequently canceled by the government. Operating revenues increased due to the inclusion of a full year of sales from our bearings distribution business, which was acquired in August 1996, increased revenues from leasing activities, increased customer penetration, increased sales due to our investment in and availability of increased amounts of inventory and the continued expansion of inventory management services being offered to and utilized by our customers.


     Gross profit increased 25.6%, from $61.9 million to $77.8 million, for the years ended December 31, 1996 and 1997, respectively. Gross profit margin in 1997 decreased to 24.1% from 26.7% in 1996. The loss of the C-130 contract contributed to this decrease. In addition to the fixed costs associated with the idle hangar space, we incurred incremental costs associated with hiring and training personnel in anticipation of providing services under the C-130 contract. A slight decline in margin on sales of products reflected a declining contribution from bulk inventories of aircraft parts acquired prior to 1995 and an increase in revenues from our lower margin bearings distribution business acquired in August 1996.


     Our operating expenses increased $18.8 million from $34.0 million for the year ended December 31, 1996 to $52.8 million for the year ended December 31, 1997. Of this increase, approximately $9.8 million related to accounts receivable, inventory and environmental reserves recorded by Whitehall. Of the remaining increase, approximately $4.9 million was attributable to the operating expenses of companies acquired in 1997, with the balance attributable to higher sales levels resulting in higher selling and operating expenses. Excluding the Whitehall reserves, operating expenses as a percentage of operating revenues decreased from 14.6% in 1996 to 13.3% in 1997.



     Interest expense increased $2.6 million, or 48.9%, from 1996 to 1997, primarily due to the increase in borrowings utilized to fund our continued growth.


     Other income and expense in 1997 included a $4.5 million writedown by Whitehall of its investment in the preferred stock of the purchaser of its ocean systems business. Whitehall wrote off this investment prior to our acquisition of Whitehall. Other income and expense in 1996 included interest income of $307,000.


     As a result of the above factors, income before income taxes and extraordinary item decreased $10.8 million, or 46.9%, from 1996 to 1997.


     Equity (income) losses of affiliate, net of income taxes, decreased from income of $255,000 in 1996 to a loss of $139,000 in 1997.


     Prior to June 26, 1996, our operations were conducted by a partnership and, therefore, our results of operations for the period January 1, 1996 through June 26, 1996 do not include a provision for income taxes, as the income of the partnership passed directly to the partners. Additionally, income taxes for 1996 were offset by one-time deferred tax benefits of approximately $4.9 million associated with our organization. No such tax benefit was realized in 1997.


     In connection with our initial public offering, we repaid all outstanding term and revolving indebtedness. As a result, during 1996 we wrote-off approximately $3.1 million in deferred financing costs relating to that debt, which resulted in an extraordinary item, net of taxes, of approximately $1.9 million.


     Net income for the year ended December 31, 1997 was $4.8 million ($.39 per diluted share) compared to net income of $19.8 million ($1.84 per diluted share) for 1996. Weighted average common and common equivalent shares outstanding (diluted) were 12.5 million for the year ended December 31, 1997, compared with 10.8 million for the year ended December 31, 1996.


LIQUIDITY AND CAPITAL RESOURCES


  CASH


     Cash used in operations was $12.1 million in 1996, $53.7 million in 1997 and $71.0 million in 1998. Cash used in investing activities was $22.2 million in 1996, $58.4 million in 1997 and $114.3 million in 1998. We continue to invest in spare parts inventories in order to support increased parts sales and continue to grow through strategic acquisitions. We financed our operating and investing activities primarily with our cash flow from financing activities, amounting to $30.6 million in 1996, $114.4 million in 1997, and $189.5 million in 1998.


  CAPITAL EXPENDITURES


     We incurred capital expenditures of approximately $5.5 million in 1996, $8.1 million in 1997 and $16.6 million in 1998, primarily to make enhancements to our management information systems, telecommunications systems and to renovate one of our maintenance facilities and other capital equipment and improvements. We anticipate that we will incur capital expenditures of approximately $27.4 million in 1999 for new equipment for our manufacturing operations, fixtures for our new corporate headquarters, new management information systems and enhancements to the existing management information systems, as well as ordinary course replacement of existing equipment. Financing for such expenditures will be provided from operations and from borrowings under our credit facility.

     As part of our growth strategy, we intend to continue to grow through internal expansion as well as acquisitions of other businesses. Financing for such activities will be provided by earnings and by borrowings under our credit facility and potential issuances of additional debt and/or equity securities. We believe that available capital resources under our credit facility will be sufficient to satisfy our anticipated working capital requirements over the next twelve months.


  ENVIRONMENTAL


     We are taking remedial action pursuant to regulations of the Environmental Protection Agency ("EPA") and Florida Department of Environmental Protection ("FDEP") at our facility in Lake City. We are conducting ongoing testing and gathering new information to continually assess the impact and magnitude of the required remediation efforts on us. Based upon the most recent cost estimates provided by environmental consultants, we believe that the total remaining testing, remediation and compliance costs for this facility will be approximately $2.4 million. We have substantially completed testing and evaluation for all known sites on our property in Lake City, and we have commenced a remediation program. We are currently monitoring the remediation which will extend into the future. Subsequently, we increased our accruals because of this monitoring which indicated a need for new equipment and additional monitoring. Based on current testing, technology, environmental law and clean-up experience to date, we believe that we have established an accrual for a reasonable estimate of the costs associated with our current remediation strategies. To comply with the financial assurances required by the FDEP, we have issued a $1.7 million standby letter of credit in favor of the FDEP.


     Additionally, there are other areas adjacent to our facility in Lake City that could also require remediation. We do not believe that we are responsible for these areas; however, it may be asserted that TIMCO and other parties are jointly and severally liable and are responsible for the remediation of those properties. No estimate of any such costs to us is available at this time.


     In connection with the sale of Whitehall's electronics business, Whitehall was required to perform, at its own expense, an environmental site assessment at the electronics business' facility. Whitehall was also required to remedy all recognized environmental conditions identified in the assessment to bring such facility into compliance with all applicable federal, state, and local environmental laws. The buyer of this business, subject to the terms and conditions set forth in the agreement, recently exercised its option of requiring Whitehall to repurchase this property for $300,000.


     We have accrued $3.4 million towards potential obligations to remediate the environmental matters described above.


     Future information and developments will require us to continually reassess the expected impact of the environmental matters discussed above. Actual costs incurred in future periods may vary from the estimate, given the inherent uncertainties in evaluating environmental exposures. These uncertainties include the extent of required remediation based on testing and evaluation not yet completed and the varying costs and effectiveness of remediation methods.


  LEASE FOR NEW FACILITY


     In 1998, we decided to move to a new corporate headquarters and warehouse facility. On December 17, 1998, we entered into an operating lease for our new corporate headquarters and warehouse facility with First Security Bank, National Association, as trustee of a newly created trust, as lessor. The lease has an initial term of five years and is a triple net lease. The lease contains financial covenants regarding our financial performance and other affirmative and negative covenants. Substantially all of our subsidiaries have guaranteed our obligations under the lease. Additionally, we have an option to acquire the new facility at the end of the lease. If we do not purchase the new facility at the end of the lease, we will be obligated to pay a fee.


     The lessor has financed the development of the new facility through a $35.5 million loan from a syndicate of financial institutions. We are obligated to develop the new facility on behalf of the lessor and are responsible for the timely completion within an established construction budget. We and substantially all of our subsidiaries have guaranteed the repayment of $31.2 million of the lessor's obligations under the agreements. The lessor's obligations under these agreements are secured by a lien on the real property and on the new facility. Further, we have posted an irrevocable letter of credit in favor of the lessor in the amount of approximately $8.0 million to secure both our obligations under the lease and the lessor's obligations under these agreements.


IMPACT OF THE YEAR 2000


     Since the fourth quarter of 1997, we have been implementing new management information systems ("MIS") in order to both allow our computer systems to meet our needs into the foreseeable future and to mitigate the Year 2000 issues inherent in our existing systems.


     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. We may be affected by Year 2000 issues in our own non-compliant information technology ("IT") systems or non-IT systems, as well as by Year 2000 issues related to non-compliant IT and non-IT systems operated by third parties.


  STATE OF READINESS


     We have substantially completed an assessment of our internal and external (third-party) IT systems and non-IT systems. At this point in our assessment, which we believe is approximately 90% complete (in the aggregate), other than as described in this prospectus, we are not currently aware of any Year 2000 problems relating to our systems or the systems operated by third parties which would materially adversely affect our business, results of operations or financial condition, without taking into account our efforts to avoid such problems, although we cannot assure you of this fact. In addition, we believe that we are approximately 50% complete (in the aggregate) with our Year 2000 remediation and 30% complete (in the aggregate) with our Year 2000 validation.


     Our IT systems consist of software licensed from third parties and hardware purchased or leased from third parties. We are currently implementing new systems, which are primarily designed to service our redistribution operations and manufacturing operations, including new software and hardware, which we believe, once fully implemented, will be both Year 2000 compliant and will meet the requirements of these operations into the foreseeable future.


     We have determined that the MIS system which we currently use in our redistribution operations is not Year 2000 compliant. In order to give us the time to implement our new system for these operations in an orderly fashion, we have engaged a vendor to remediate our existing system to make it Year 2000 compliant. We believe that the remediation of our existing system will be completed by the end of August 1999 at an estimated cost of $2.1 million, and that we can validate the remediated system, as modified, for Year 2000 compliance by the beginning of the fourth quarter of 1999. While we have been informed by our vendor that our existing system can be brought into Year 2000 compliance on a timely basis, there can be no assurance of this fact.


     We have substantially remediated the MIS systems used by our manufacturing operations for Year 2000 compliance. We have also substantially remediated the MIS systems used by our maintenance and repair operations for Year 2000 compliance.


     We have substantially completed an assessment of the Year 2000 issues of our non-IT systems which we have identified as containing embedded chip systems. We are not currently aware of any Year 2000 problems relating to these systems which would materially adversely affect our business, results of operations, or financial condition, without taking into account our efforts to avoid these problems.


     We are reviewing the efforts of our vendors and customers to become Year 2000 compliant. Letters and questionnaires have been or are in the process of being sent to all critical entities with which we do business to assess their Year 2000 readiness. To date, we have received responses from approximately 40% of these third parties, and approximately 60% of the companies that have responded have assured us that they have already addressed, or that they will address on a timely basis, all of their known significant Year 2000 issues. Although this review is continuing, we are not currently aware of any vendor or customer circumstances that may materially adversely impact us. We will seek alternative suppliers if circumstances warrant. We cannot assure you that Year 2000 compliance plans of our vendors and customers will be completed on a timely manner.


     A substantial majority of the aircraft spare parts in our inventory do not have date-sensitive technologies and, as a result, do not pose Year 2000 compliance issues. For the small part of our aircraft space parts inventory that may pose Year 2000 compliance issues, we have contacted our vendors to assess the Year 2000 compliance of such parts. We believe that issues relating to the Year 2000 compliance of aircraft spare parts in our inventory, if any, will ultimately be the responsibility of the manufacturers of such parts, although we cannot assure you of this fact. Further, it is unclear whether our product liability insurance would ultimately cover a claim based upon a Year 2000 problem in a part sold by us.


  COSTS


     We believe that the cost of the new MIS system (1) for our redistribution operations will be approximately $13.5 million, of which approximately $4.8 million has been spent to date and approximately $8.7 million of which we believe will be expended during 1999 and (2) for our manufacturing operations will be approximately $2.1 million of which approximately $1.0 million has been spent to date and approximately $1.1 million will be expended during 1999. The costs incurred to date in connection with the remediation of our maintenance and repair operations for Year 2000 compliance have not been material. We are funding the costs of our new systems from our existing credit facility. The $5.8 million spent to date has related substantially to the cost of the new systems and not to bringing our existing MIS systems into Year 2000 compliance. We intended to replace these systems to meet our future needs and to incur the costs regardless of the Year 2000 compliance issue. However, the replacement of these systems has assisted our Year 2000 compliance efforts. Such cost estimates include both hardware and software costs, as well as the anticipated costs of the use of consultant services, but do not include our internal costs associated with such efforts, which are not separately tracked for Year 2000 compliance efforts. Such internal costs principally consist of the payroll costs for our employees working on such compliance efforts.


     We have decided to update the MIS system currently used in our redistribution operations to make it Year 2000 compliant, so that such system remains available for use in our operations until the new system for these operations becomes fully operational. We expect the cost of such update to be approximately $2.1 million. We can not recover this cost in connection with the development and implementation of our new system.


  RISKS RELATING TO OUR FAILURE TO BECOME YEAR 2000 COMPLIANT


     Our failure to bring our existing systems into Year 2000 compliance by the end of 1999 would likely materially adversely affect us, in that it would make it very difficult for us to operate our business in the ordinary course and would likely cause us to lose revenues, have increased operating costs and have business interruptions of a material nature (which would likely not be covered by our existing business interruption insurance) until we fixed our systems. In addition, we can not assure you that the Year 2000 issues of other entities will not materially adversely impact our systems or results of operations.


  CONTINGENCY PLANS


     We are currently considering what our contingency plans will be in the event that we are not able to bring our IT and non-IT systems into Year 2000 compliance by the end of 1999. We plan to complete such contingency plans by the end of May 1999.

                                   BUSINESS


     Aviation Sales is a leading provider of aviation inventory and maintenance, repair and overhaul services. We believe that we are one of the largest redistributors of aircraft spare parts in the world and the largest independent provider of heavy maintenance services for aircraft in North America. We sell aircraft spare parts and provide inventory management services and aircraft maintenance, repair and overhaul services to commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other redistributors throughout the world. We sell airframe and engine components for commercial airplanes, including Boeing, McDonnell Douglas, Lockheed and Airbus aircraft, as well as jet engines manufactured by Pratt & Whitney, General Electric and Rolls Royce.


     We offer maintenance and repair services through our six FAA-licensed repair stations. These services include maintenance, repair and modification services for aircraft, and repair and overhaul services on a wide range of aircraft components. We provide inventory management services including purchasing services, repair management, warehouse management, aircraft disassembly services and consignment and leasing of inventories of aircraft parts and engines. We also manufacture various aircraft parts for sale to original equipment manufacturers, including precision engine parts.


     Our strategy is to be the vendor of choice to our customers, providing total inventory management solutions and total aircraft maintenance solutions to meet our customers' spare parts and maintenance, repair and overhaul requirements. We believe our future growth will come from internal growth combined with growth through additional acquisitions of companies which add to or expand our existing product and service offerings. We expect to achieve internal growth through:


     /bullet/ increased customer penetration in existing markets;
     /bullet/ improved capacity utilization of our maintenance and repair facilities; and
     /bullet/ continued expansion of the array of products and services which we offer to customers.


     The services we offer allow our customers to reduce their costs of operations by outsourcing some or all of their inventory management and maintenance repair and overhaul functions and to take advantage of opportunities to maximize the value of their spare parts inventories. As a leading redistributor of aircraft spare parts, we are able to better service our maintenance and repair customers, due to the timely availability of our extensive parts inventory. Similarly, as a leading provider of maintenance and repair services, we are able to market our aircraft spare parts to our airline customers.



INDUSTRY


     We believe that the annual worldwide market for aircraft spare parts is approximately $11.0 billion, of which approximately $1.3 billion reflects annual sales of aircraft spare parts in the redistribution market. We believe that the total worldwide market for maintenance and repair services is approximately $27.0 billion annually and that $5.3 billion of that amount represents maintenance, repair and modification services being provided in North America. Airlines currently perform approximately 75% of the North American services, outsourcing the balance to independent providers like Aviation Sales.


     Due to the trends currently affecting our industry, we believe that the demand for maintenance and repair services from large, independent operators such as Aviation Sales will continue to increase in the future.

     We believe that the trends currently affecting our industry are:


GROWTH IN MARKET FOR AIRCRAFT SPARE PARTS AND MAINTENANCE AND REPAIR SERVICES


     The Boeing 1998 Current Market Outlook report projects that:


   /bullet/ the worldwide fleet of commercial airplanes will more than double from 1997 to 2017;
   /bullet/ the number of cargo jet aircraft will increase significantly between 1997 and 2017; and
   /bullet/ the aircraft fleet will continue to age.


     We believe that a combination of these factors will increase the demand for aircraft spare parts from the redistribution market and for maintenance and repair services.


  INCREASED OUTSOURCING OF INVENTORY MANAGEMENT AND MAINTENANCE AND REPAIR REQUIREMENTS


     Airlines incur substantial expenditures in connection with fuel, labor and aircraft ownership. Airlines have come under increasing pressure during the last decade to reduce the costs associated with providing air transportation services. While several of the expenditures required to operate an airline are beyond the direct control of airline operators, such as the price of fuel and labor costs, we believe that obtaining replacement parts from the redistribution market and outsourcing inventory management and maintenance and repair functions are areas in which airlines can reduce their operating costs. Outsourcing of inventory management and maintenance and repair functions by airlines allows an operator such as Aviation Sales to achieve economies of scale unavailable to individual airlines and to handle these functions less expensively and more efficiently on its customers' behalf.


  REDUCTION IN NUMBER OF APPROVED VENDORS


     In order to reduce costs and streamline decisions, airlines have been reducing the number of their approved vendors. During the last few years, several major airlines have reduced their supplier lists from as many as 50 to a core group of five to ten suppliers. As a result of reductions in the supplier base by airlines, there has been and we believe there will continue to be a consolidation in the redistribution and maintenance and repair market.


  CONSIGNMENT


     Some of our customers adjust inventory levels periodically by disposing of excess aircraft parts. Traditionally, larger airlines have used internal purchasing agents to manage these dispositions. We believe that major airlines and other owners of aircraft spare parts, in order to concentrate on their core businesses and to more effectively redistribute their excess parts inventories, are increasingly entering into long-term consignment agreements with redistributors. Consigning inventories to a redistributor like Aviation Sales allows customers to distribute their aircraft spare parts to a larger number of prospective inventory buyers, and allows the customers to maximize the value of their inventory. Consignment also enables us to offer for sale a significant parts inventory at minimal capital cost to us. Consignment agreements are generally entered into on a long-term basis for a large group of parts or entire airplanes which are disassembled for sale of the individual parts. The Boeing 1998 Current Market Outlook report notes that the operators and owners will remove approximately 3,732 aircraft from active commercial service between 1997 and 2017. Many of these aircraft will be disassembled in order to sell their parts.

COMPETITIVE STRENGTHS


     We believe that our strong competitive position is based on our diverse product and service offerings, sophisticated inventory management information systems and a consistent record of meeting rigorous customer requirements.


  DIVERSIFIED PRODUCTS AND SERVICES


     We believe that the breadth of our product offerings and services, including a wide range of inventory management, maintenance and repair services and specialized manufacturing, allows us to be a vendor of choice to our customers in a highly fragmented industry. Aviation Sales has over 1,000 customers, including commercial passenger airlines, air cargo carriers and maintenance and repair facilities.


  LARGE INVENTORY BASE


     We believe that we have one of the largest inventories of aircraft spare parts in the world, with over 555,000 line items currently in stock. Our inventory supports a wide range of aircraft in the worldwide commercial fleet including Airbus A300, A31x, A32x and A340 series aircraft, Boeing 707, 727, 737, 747, 757, 767 and 777 series aircraft, McDonnell Douglas DC-8, DC-9, DC-10, MD-8x and MD-11 series aircraft, and the Lockheed L-1011 aircraft. In addition, we have parts available for a broad range of General Electric, Pratt and Whitney and Rolls Royce engines.


  PROPRIETARY MANAGEMENT INFORMATION SYSTEMS


     Our proprietary management information systems are an integral component of our position as a leader in our industry. Documentation and traceability of aircraft parts have become key factors in determining which companies will be able to effectively compete in the redistribution business because industry, regulatory and public awareness have focused on safety. The requirement to be able to provide documentation about each part sold has also made it more expensive for new entrants to become involved in the redistribution market, and therefore acts as a barrier to new entrants into our market. Our MIS systems collect and report data regarding inventory turnover, documentation, pricing, market availability and customer demographic information on more than 3.7 million line items. Access to such information enables us to be aware of and to capitalize on the changing trends in the marketplace. We utilize electronic data scanning and document image storage technology for rapid and accurate retrieval of inventory traceability documents. We continue to invest in technology in order to allow us to maintain our strength in this area.


  EMPHASIS ON QUALITY


     Our information system allows us to provide documentation that enables the aircraft parts we distribute and the maintenance we perform on them to be traced. As industry, regulatory and public awareness have focused on safety, our ability to track this information has become important to customers.


     All of our maintenance and repair facilities are licensed by the FAA. We emphasize quality and on-time delivery to customers at our maintenance and repair facilities.


  WORLDWIDE MARKETING PRESENCE


     Our international presence allows us to meet the demands of our global customer base and to supply of parts and services on a timely basis. We distribute aircraft spare parts in more than 100 countries and utilize sales representatives in 23 countries. During the years ended December 31, 1996, 1997 and 1998, 29%, 24% and 18% of our revenues were derived from sales to international customers and 71%, 76% and 82% were derived from sales to domestic customers.

  SIGNIFICANT FINANCIAL AND OTHER RESOURCES


     Our financial position allows us to take advantage of opportunities which arise in the market from time to time to expand our products and services, make selected acquisitions and evaluate bulk purchases of inventory. Our market presence, industry experience, sophisticated management information systems and capital strength enable us to quickly analyze and complete acquisitions of inventory, giving us a competitive advantage in the market.


AIRCRAFT SPARE PARTS


  AIRCRAFT SPARE PARTS CATEGORIES


     Aircraft spare parts can be categorized by their ongoing ability to be repaired and returned to service. The general categories are as follows:


   /bullet/ rotable;
   /bullet/ repairable; and
   /bullet/ expendable.


     A rotable is a part which is removed periodically as dictated by an operator's maintenance procedures or on an as needed basis and is typically repaired or overhauled and re-used an indefinite number of times. An important subset of rotables is life limited parts. A life limited rotable has a designated number of allowable flight hours and/or cycles (one take-off and landing generally constitutes one cycle) after which it is rendered unusable. A repairable is similar to a rotable except that it can only be repaired a limited number of times before it must be discarded. An expendable is generally a part which is used and not thereafter repaired for further use. Our inventory consists in large part of rotable and repairable parts which are regularly required by our customers. We also maintain an inventory of expendable parts.


  AIRCRAFT SPARE PARTS CONDITIONS


     Aircraft spare parts conditions are classified within the industry as:


     /bullet/ factory new;
     /bullet/ new surplus;
     /bullet/ overhauled;
     /bullet/ serviceable; and
     /bullet/ as removed.


     A factory new or new surplus part is one that has never been installed or used. Factory new parts are purchased from manufacturers or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other redistributors. An overhauled part has been completely disassembled, inspected, repaired, reassembled and tested by a licensed repair facility. An aircraft spare part is classified serviceable if
(1) it is repaired by a licensed repair facility rather than completely disassembled as in an overhaul or (2) if it is removed by the operator from an aircraft or engine while operating under an approved maintenance program and is functional and meets any manufacturer or time and cycle restrictions applicable to the part. A factory new, new surplus, overhauled or serviceable part designation indicates that the part is eligible for immediate use on an aircraft. A part in an as removed condition requires functional testing, repair or overhaul by a licensed facility prior to being returned to service in an aircraft.


  OUR INVENTORY


     Our inventory consists principally of new, overhauled, serviceable and repairable aircraft parts that we purchase from many sources. Before we may install parts in an aircraft, they must meet enumerated standards of condition established by the FAA and/or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries generally coincide with FAA requirements. Parts must also be traceable to sources deemed acceptable by these agencies.


OPERATIONS


     Our core business is the buying and selling of aircraft spare parts and the providing of maintenance, repair and overhaul of aircraft and aircraft components and the provision of inventory management services. Additionally, we manufacture aircraft parts for sale to original equipment manufacturers.


SALES OF AIRCRAFT SPARE PARTS


     Our daily operations encompass inventory sales, brokering and exchanging aircraft spare parts. We advertise our available inventories held for sale or exchange on the Inventory Locator Service and the Airline Inventory Redistribution System electronic databases. Buyers of aircraft spare parts can access these databases and determine which companies have the desired inventory available. We estimate that 70% of our daily sales activity results from an electronic database inquiry. All major airlines and repair agencies subscribe to one or both of these databases and, accordingly, we maintain continual on-line direct access with them. We also maintain direct Electronic Data Interchanges with significant customers.


     We currently have over 555,000 line items in stock with market availability, pricing and historical data available on more than 3.7 million line items. We sell parts from our inventory. Additionally, we will purchase parts on behalf of our customers against specific orders. We also offer a customer exchange program for rotables. In an exchange transaction, we exchange a new surplus, overhauled or serviceable component taken from stock with a customer's as-removed unit which has failed. We receive an exchange fee for completing the transaction, plus reimbursement from the customer for the cost to overhaul or repair the as-removed unit. If the as-removed part cannot be repaired, it is returned to the customer and the exchange transaction is converted to an outright sale at a sales price agreed upon at the time the exchange transaction was negotiated.


INVENTORY MANAGEMENT SERVICES


  OUTSOURCING


     We are meeting the outsourcing requirements of our customers by providing a number of inventory management services. These services assist airlines in streamlining their inventory management operations while utilizing their capital more efficiently and reducing their costs. Through the offering of various services, we believe we can provide an inventory management program geared to a customer's particular requirements. These services include consignment, repair management, aircraft disassembly, warehouse management, purchasing services and leasing.


  CONSIGNMENT AND OTHER SERVICES


     By consigning inventories to Aviation Sales, customers are able to distribute their aircraft spare parts to a larger number of prospective inventory buyers, allowing the customers to maximize the value of their inventory. Consignment also enables us to offer for sale significant parts inventory at minimal capital cost to us. We also provide repair management services to several of our customers, whereby we receive a fee for managing a customer's spare parts repair requirements. We provide "teardown" services at our Ardmore, Oklahoma facility where we tear down aircraft which we purchase to disassemble and sell the parts in our redistribution business. We also disassemble aircraft in connection with consignment arrangements and to return disassembled aircraft spare parts directly to a customer. We provide warehouse management services which allow a customer to maintain an inventory at our warehouse facility to avoid the costs associated with the operation of its own inventory warehouse facility. We also will manage a customer's inventory at the customer's own facility.


  LEASING


     We provide long-term leasing of inventories of aircraft spare parts and aircraft engines to airline customers. An increasing number of smaller and start-up airlines have chosen to lease aircraft spare parts in order to preserve capital while maintaining adequate spare parts support. We believe that we have a competitive advantage in aircraft engines and aircraft spare parts leasing due to our ability to maximize the residual value of the parts after termination of the lease through sales of the parts in the ordinary course of our business. As of December 31, 1996, 1997 and 1998, we had $18.0 million, $22.8 million and $28.4 million of inventories on long-term lease.


MAINTENANCE AND REPAIR SERVICES


     In 1997, we made a strategic decision to expand our service offerings to include the maintenance, repair and overhaul of aircraft and aircraft components. Our recent acquisitions allow us to provide maintenance and repair services for commercial, military and freighter aircraft, including the maintenance and repair of airframe components, hydraulic, pneumatic, electrical and electromagnetic aircraft components, and interior cabin components.


  REPAIR AND OVERHAUL SERVICES


     We provide repair and overhaul services at our FAA-licensed repair stations. Aerocell specializes in the maintenance, repair and overhaul of airframe components, including flight controls, doors, fairing panels, nacelle systems and exhaust systems. Caribe Aviation specializes in the maintenance, repair and overhaul of hydraulic, pneumatic, electrical and electromagnetic aircraft components, as well as avionics and instruments on Airbus and Boeing aircraft. Aircraft Interior Design refurbishes aircraft interior components including passenger and crew seats.


  AIRCRAFT HEAVY MAINTENANCE


     We perform maintenance, repair and modification services of aircraft at TIMCO's three repair stations. These services principally consist of scheduled "C" and "D" level maintenance checks and the modification of passenger airplanes to freighter configurations. "C" and "D" checks each involve a different degree of inspection, and the services performed at each level vary depending upon the individual aircraft operator's FAA-certified maintenance program. "C" and "D" level checks are comprehensive checks and usually take several weeks to complete, depending upon the scope of the work to be performed.


     The "C" level check is an intermediate level service inspection that typically includes a cleaning of the aircraft's exterior, testing and lubrication of its operational systems, filter servicing and limited cleaning and servicing of the interior. Trained mechanics visually inspect the external structure and internal structure through access panels, repair all defects and remove all corrosion found. The "D" level check includes all of the work accomplished in the "C" level check but places a more detailed emphasis on the integrity of the systems and structural functions. In the "D" level check, the aircraft is disassembled to the point where the entire structure can be inspected and evaluated and a more thorough review of the operational systems of the aircraft can be made. Once we have completed the evaluation and repairs, we reassemble the aircraft and its systems to the detailed tolerances demanded in each system's specifications. Depending upon the type of aircraft and the FAA-certified maintenance program being followed, intervals between "C" level checks can range from 1,000 to 5,000 flight hours and intervals between "D" level checks can range from 10,000 to 25,000 flight hours. Structural inspections performed during "C" level and "D" level checks provide personnel with detailed information about the condition of the aircraft and the need to perform additional work or repairs not provided for in the original work scope. Project coordinators and customer support personnel work closely with the aircraft's customer service representative in evaluating the scope of any additional work required and in the preparation of a detailed cost estimate for the labor and materials required to complete the job.


     Each aircraft certified by the FAA is constructed under a "Type Certificate." Anything which is done subsequently to overhaul or modify the aircraft from its original specifications requires the review, flight-testing and approval of the FAA. This is evidenced by the issuance of a Supplemental Type Certificate for that particular change. Typical modification services include refurbishing and reconfiguring passenger seating, installing passenger amenities such as telephones and video screens and converting traditional passenger cabins into amenity filled "VIP" quarters. We also convert passenger aircraft to freighter configuration.


     When we convert a passenger plane to freighter configuration we:


   /bullet/ completely strip the interior;
   /bullet/ strengthen the load-bearing capacity of the flooring;
   /bullet/ install the bulkhead or cargo net;
   /bullet/ cut into the fuselage for the installation of a cargo door; /bullet/ reinforce the surrounding structures for the new door; /bullet/ replace windows with metal plugs; and /bullet/ fabricate and install a cargo door or cargo doors.


     We may also need to line the aircraft interior to protect cabin walls from pallet damage and we may have to modify the air conditioning system. Conversion contracts also typically require "C" or "D" level maintenance checks as these converted aircraft have often been out of service for some time and maintenance is required for the aircraft to comply with current FAA standards. Additional overhaul and modification services performed include cockpit reconfiguration and the integration of Traffic Control and Avoidance Systems, windshear detection systems and navigational aids.


MANUFACTURING SERVICES


     The Boeing 1998 Current Market Outlook report projects that:


  /bullet/ global air travel will increase by an average of 5% per year through the year 2007;
  /bullet/ average passenger fleet miles flown will increase significantly over the next few years, requiring current operators to increase the size of their fleets; and
  /bullet/ many new airlines will commence operations in the United States and abroad.


     These increases in passenger travel and the number of aircraft in service increase the demand for manufacturing services. Consequently, we foresee the manufacture of aircraft parts as a significant growth opportunity for us, and as an integral component of our expansion strategy.


     We currently own two companies which manufacture various aircraft parts for sale to original equipment manufacturers.


     Kratz-Wilde specializes in the manufacture of machined components primarily for jet engines, and also produces automotive and faucet components. Kratz-Wilde is a leading supplier of CFM56 and CF6 engine components to General Electric's Aircraft Engine business. Kratz-Wilde's operations are housed in three manufacturing facilities in the greater Cincinnati area. Kratz-Wilde provides us with precision manufacturing capabilities which we believe will allow us to expand our relationship with our current and future original equipment manufacturers.


     Apex, located in Phoenix, Arizona, manufactures precision aerospace parts and specializes in the machining of metal parts, including precision shafts, fuel shrouds, housings and couplings for aerospace actuating systems, fuel controls and engines.

SALES AND MARKETING; CUSTOMERS


     We utilize inside salespersons, regional field salespersons, independent contract representatives and overseas sales offices in our sales and marketing efforts. Our outside sales force is responsible for obtaining new customers and maintaining relationships with existing customers. Our inside sales force accomplishes the majority of our day-to-day sales.


     We staff our South Florida parts distribution facility to provide sales and delivery services seven days a week, 24 hours a day. This service is critical to provide support to airline customers which, at any time, may have an aircraft grounded in need of a particular part. Our South Florida location, with easy access to Miami International Airport and Fort Lauderdale International Airport, assists us in providing reliable and timely delivery of purchased products.


     We have over 1,000 customers, which include commercial passenger airlines, air cargo carriers, maintenance and repair facilities and other aircraft parts redistribution companies. Our top ten customers combined accounted for approximately 26%, 29% and 38% of operating revenues, for the three years ended December 31, 1996, 1997 and 1998. No single customer accounted for more than 10% of operating revenues for the year ended December 31, 1998.


MANAGEMENT INFORMATION SYSTEMS


     We have developed a proprietary management information system which is an important component of our business and a significant factor in our leading position in the redistribution market. Our management information system collects and reports data regarding inventory turnover and traceability, pricing, market availability, customer demographics and other important data. We currently maintain marketing data on and are able to estimate the value of more than 35 million line items. We also maintain databases on recommended upgrades or replacements, including airworthiness directives. Access to such information gives us the best possible opportunity to avoid purchases of aircraft spare parts which might be deemed unusable. In addition, we maintain data that allows us to provide our customers with information with respect to obsolescence and interchangeability of parts. We utilize electronic data scanning and document image storage technology for accurate and rapid retrieval of inventory traceability documents that must accompany all sales. Our customers require these in order for them to comply with applicable regulatory guidelines. We believe that our continued investment in the development of information systems is a key factor in maintaining our competitive advantage.


     We believe that to maintain our competitive advantages, accommodate growth and keep pace with the rapid changes in technology we must continue to acquire state of the art management information systems to ensure the capability to meet our needs. We are currently implementing a new management information system for our redistribution operations, We also have commenced the remediation of our existing system for these operations to make it Year 2000 compliant so that such system remains available for use in our operations until the new system becomes operational. We are also addressing the Year 2000 issues relating to our other management information systems.


COMPETITION


     There are numerous suppliers of aircraft parts in the aviation market worldwide and, through inventory listing services, customers have access to a broad array of suppliers. These include major aircraft manufacturers, airline and aircraft service companies and aircraft spare parts redistributors. Competition in the redistribution market is generally based on price, availability of product and quality, including traceability. Our major competitors in the redistribution market include AAR Corp., The Ages Group and The Memphis Group. There is also substantial competition, both domestically and overseas, from smaller, independent dealers who generally participate in niche markets.


     In the maintenance and repair market, our major competitors are B.F. Goodrich, Dee Howard Company and Mobile Aerospace Inc. We also compete for military maintenance and repair contracts.

Our principal competitors for military maintenance and repair contracts include Boeing Military Aircraft, Lockheed-Martin Aeromod and Raytheon-E Systems.


GOVERNMENT REGULATION AND TRACEABILITY


     The aviation industry is highly regulated. While our spare parts business is not regulated, the aircraft spare parts which we sell to our customers must be accompanied by documentation which enables the customer to comply with applicable regulatory requirements. Additionally, Aviation Sales must be certified by the FAA and, in some cases, by original equipment manufacturers in order to manufacture or repair aircraft components and to perform maintenance and repair services on aircraft.


     The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft and aircraft equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and aircraft equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Presently, we utilize FAA and/or Joint Aviation Authority certified repair stations (including our six FAA-licensed repair facilities) to repair and certify parts to ensure worldwide marketability. We closely monitor the FAA and industry trade groups in an attempt to understand how possible future regulations might impact us.


     An important factor in the aircraft spare parts redistribution market relates to the documentation or traceability that is supplied with an aircraft spare part. We require all of our suppliers to provide adequate documentation as dictated by the appropriate regulatory authority. We utilize electronic data scanning and storage techniques to maintain complete copies of all documentation. Documentation required includes, where applicable:


   /bullet/ a maintenance release from a certified airline or repair facility signed and dated by a licensed airframe and/or power plant mechanic who repaired the aircraft spare part and an inspector certifying that the proper methods, materials and workmanship were used;
   /bullet/ a "teardown" report detailing the discrepancies and corrective actions taken during the last shop repair; and /bullet/ an invoice or purchase order from an approved source.


     Further, our operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act mandates general requirements for safe workplaces for all employees. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. We believe that our operations are in material compliance with health and safety requirements of the Occupational Safety and Health Act.


PRODUCT LIABILITY


     Our business exposes us to possible claims for personal injury or death which may result from the failure of an aircraft spare part sold, manufactured or repaired by us or from our negligence in the repair or maintenance of an aircraft or an aircraft part. We may also have exposure to product liability claims if the use of our leased aircraft, aircraft engines or aircraft spare parts inventory is alleged to have resulted in bodily injury or property damage. While we maintain what we believe to be adequate liability insurance to protect us from claims of this type, based on our review of the insurance coverages maintained by similar companies in our industry, we cannot assure you that claims will not arise in the future or that our insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverages can be maintained in the future at an acceptable cost. Any liability of this type not covered by insurance could materially adversely affect our financial condition.

EMPLOYEES


     As of December 31, 1998, Aviation Sales employed approximately 3,800 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.


PROPERTIES


     Our executive offices are located in Miami, Florida. The construction of our new corporate headquarters and warehouse facility recently commenced. Our new facility, which will be located on a 41 acre parcel in the City of Miramar, Florida, will contain approximately 630,000 square feet of space and consist of two buildings. One building, which will contain approximately 545,000 square feet, will consolidate our redistribution operations, as well as serve as the corporate headquarters of our redistribution, maintenance and repair, leasing and manufacturing operations. We will use the second building, which will contain approximately 85,000 square feet of office and warehouse space, for maintenance and repair operations.


     The following table identifies, as of April 16, 1999, the principal properties utilized by us. See notes 6 and 8 of the notes to consolidated financial statements.



                                                                        SQUARE     OWNED OR
FACILITY DESCRIPTION                                  LOCATIONS        FOOTAGE      LEASED
----------------------------------------------   ------------------   ---------   ---------
Corporate Headquarters and Central Warehouse     Miami, FL            166,000     Leased
Office and Repair Facility                       Hot Springs, AK      260,000     Owned
Aircraft Disassembly and Storage                 Ardmore, OK          130,000     Leased
Warehouse                                        Pearland, TX         100,000     Owned
Office and Manufacturing Facility                Dallas, TX            80,000     Owned
Office and Manufacturing Facility                Miami, FL             55,000     Leased
Office and Manufacturing Facility                Westchester, OH       47,400     Owned
Warehouse                                        Miami, FL             40,000     Leased
Office and Manufacturing Facility                Covington, KY         38,200     Owned
Manufacturing Facility                           Fairfield, OH         30,500     Owned
Office and Manufacturing Facility                Miami, FL             30,000     Leased
Office and Manufacturing Facility                Phoenix, AZ           25,000     Leased
Warehouse                                        Miami, FL             11,200     Leased
Warehouse                                        Miami, FL             10,000     Leased
Regional Purchasing Office                       Van Nuys, CA           6,300     Leased
Office and Warehouse                             College Park, GA       6,000     Leased
Warehouse                                        Claremore, OK          1,000     Leased
Office and Aircraft Maintenance Facility         Lake City, FL        650,000     Leased
Office and Aircraft Maintenance Facility         Macon, GA            140,000     Leased
Office and Aircraft Maintenance Facility         Greensboro, NC       610,000     Leased

     In March 1999, we agreed to enter into a lease for a facility in Winston-Salem, North Carolina containing 250,000 square feet of hangar space. We intend to utilize this space to expand our TIMCO aircraft maintenance and repair operations.


     Our ownership interests and leasehold interests in such properties are pledged as collateral for amounts borrowed.

LEGAL PROCEEDINGS


     On January 8, 1999, PaineWebber Incorporated filed in the Supreme Court of the State of New York a complaint against us and our subsidiary, Whitehall Corporation, alleging breach of contract claims and related claims against us and Whitehall and a tortious interference with a contract claim against us. PaineWebber alleges that it is owed a fee in connection with our acquisition of TIMCO in September 1998 based upon a 1997 agreement between Whitehall and PaineWebber relating to a then proposed acquisition of TIMCO by Whitehall which did not occur. PaineWebber is seeking damages of approximately $1.0 million, plus costs and an unstated amount of punitive damages. PaineWebber is also seeking payment of approximately $250,000 allegedly due relating to the failure of Whitehall to honor an alleged right of first refusal in the 1997 agreement.


     We believe that our acquisition of TIMCO was not within the scope of the 1997 PaineWebber/Whitehall agreement and that claims brought under this agreement against us and Whitehall are without merit. We are vigorously defending these claims. Although we can give no assurance, we believe that the ultimate outcome of this matter will not materially adversely affect our financial condition.


     On June 4, 1998, Kenneth L. Harding filed a complaint against us in the United States District of Oklahoma. Harding alleges that he had a contract with AvEng Trading Partners, Inc., which was subsequently acquired by us, that provided he would receive a commission of 20% of the margin on all aircraft parts sales to American Airlines prior to November 1997, in addition to a $2,000 monthly retainer which he was paid prior to termination of the contract in November 1997. Harding claims that James Stoecker, AvEng's principal who we subsequently employed, confirmed and ratified Harding's claim while Mr. Stoecker was our employee. Mr. Stoecker and Aviation Sales severed their relationship in November 1997. We intend to vigorously defend this action. Although we can give no assurance, based upon the available facts, we believe that the ultimate disposition should not materially adversely affect our financial condition.


     On June 24, 1998, Zantop International Airlines, Inc. filed a complaint against Aero Corp.-Macon, Inc., one of our subsidiaries, which is now part of TIMCO, in the Superior Court of Bibb County, Georgia. The suit seeks an unspecified amount of damages and equitable relief arising out of the July 1997 sale to Aero Corp.-Macon, a subsidiary of Whitehall, of certain assets used in connection with the operation of Aero Corp.-Macon. The action involves a contractual dispute relative to certain purchase price adjustments and inventory purchases. We are vigorously defending this action. Although we can give no assurance, based upon the available facts, we believe that the ultimate disposition should not materially adversely affect our financial condition.


     For information regarding certain environmental proceedings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--
Environmental."


     Except as described above, we are not presently involved in any material legal proceedings outside the ordinary course of business. We believe that the ultimate resolution of these claims and lawsuits will not materially adversely affect our financial condition.


     From time to time others may sue us in lawsuits for product defects, breach of warranty, breach of implied warranty of merchantability or other actions relating to products manufactured by others which we distribute or relating to repair and maintenance and repair services which we provide on aircraft and aircraft parts. We believe that we maintain adequate insurance to cover these risks, although we cannot assure you of this fact.

COMPANY ORGANIZATION


   The operations of the business are conducted by Aviation Sales and its wholly-owned subsidiaries. The operations of each of Aviation Sales' subsidiaries are as follows:


   (1) Aviation Sales Distribution Services Company sells aircraft spare parts and provides inventory management services;


   (2) Aviation Sales Bearings Company sells aircraft bearings and related products;


   (3) TIMCO operates three FAA-licensed repair stations providing aircraft maintenance, repair and overhaul services;


   (4) Aerocell is an FAA-licensed repair station specializing in the maintenance and repair of airframe components;


   (5) Caribe is an FAA-licensed repair station specializing in the maintenance, repair and overhaul of hydraulic, pneumatic, electrical and electromagnetic aircraft components;


   (6) Aircraft Interior Design, Inc. manufactures plastic cabin interior replacement parts under FAA-PMA approval and refurbishes aircraft interior components;


   (7) Kratz-Wilde primarily manufactures specialty machined metal parts for jet engines;


   (8) Apex manufactures precision specialty machined metal parts;


   (9) Aviation Sales Leasing Company provides long-term leasing of customers of aircraft spare parts to airlines;


   (10) Aviation Sales SPS I, Inc. leases aircraft engines and rotables;


   (11) Aero Hushkit Corporation owns our interest in an aircraft noise reduction business;


   (12) Aviation Sales Maintenance, Repair & Overhaul Company and Aviation Sales Manufacturing Company are holding companies for our maintenance and repair operations and for our manufacturing operations, respectively;


   (13) Whitehall Corporation and Hydroscience, Inc. hold certain assets for us;


   (14) Aviation Sales Finance Company is involved in transactions with our senior lenders;


   (15) Aviation Sales FSC, Ltd. is qualified as a foreign sales company; and


   (16) Aviation Sales Property Management is the one percent general partner of a limited partnership, AVSRE, Ltd., which owns one of our facilities (Whitehall is the 99% limited partner of AVSRE, Ltd.).


     Substantially all of the operating assets of Aviation Sales are owned by Aviation Sales Distribution Services, Aviation Sales Maintenance, Aviation Sales Leasing, Aviation Sales Manufacturing and Aviation Sales Property Management and substantially all of the operating revenues and net income derived by Aviation Sales during 1996, 1997 and 1998, were derived from the operations of Aviation Sales Distribution Services, Aviation Sales Maintenance and Aviation Sales Manufacturing.


     With the exception of Aviation Sales FSC, Ltd., all of our subsidiaries (including AVSRE, Ltd.) jointly and severally and fully and unconditionally guarantee, on a senior subordinated basis, the previously issued senior subordinated notes and will similarly guarantee the notes.

                                  MANAGEMENT


BOARD OF DIRECTORS


     Our certificate of incorporation and bylaws provide for a board of directors divided into three classes, as equal in size as possible, with staggered terms of three years. At the date of this prospectus, the members of our board of directors and the expiration of their terms as directors are as follows:



                                                                                         TERM
NAME                               AGE    POSITIONS                                     EXPIRES
-------------------------------   -----   ------------------------------------------   --------
Dale S. Baker .................    41     Chairman of the Board, President and            1999
                                          Chief Executive Officer
Harold M. Woody ...............    53     Director and Executive Vice President of        1999
                                          our company and President of our
                                          leasing operations
Robert Alpert .................    49     Director                                        2001
Sam Humphreys .................    38     Director                                        2000
Philip B. Schwartz ............    45     Director                                        1999
George F. Baker, III ..........    50     Director                                        2001
Jeffrey N. Greenblatt .........    40     Director                                        2000

BUSINESS EXPERIENCE


     DALE S. BAKER has been the President and Chief Executive Officer of Aviation Sales since February 1992. Prior to joining Aviation Sales, Mr. Baker was Senior Vice President and Manager of GE Capital's Corporate Investment Finance Group.


     HAROLD M. WOODY has been the Executive Vice President of Aviation Sales since February 1992 and the President of our leasing operations since early 1997.


     ROBERT ALPERT is a private investor. In addition to his investment in Aviation Sales, Mr. Alpert has invested significantly in business ventures in the steel, environmental, waste and oil service industries.


     SAM HUMPHREYS is a Managing Director of Main Street Merchant Partners, a merchant banking firm, and has been a partner in that firm and its predecessor since January 1996. Since March 1997, Mr. Humphreys has also been the Chairman of PalEx, Inc., the largest manufacturer of pallets in the United States. From April 1993 until March 1997, Mr. Humphreys held various executive positions with U.S. Delivery Systems, Inc., a provider of same-day local delivery services, and Envirofil, Inc., an environmental services company.


     PHILIP B. SCHWARTZ is a shareholder in the Florida law firm of Akerman, Senterfitt & Eidson, P.A., practicing in the firm's Miami office. Prior to joining Akerman Senterfitt in September 1995, Mr. Schwartz was a partner with Broad and Cassel, Miami, Florida, for five years. Mr. Schwartz is a member of The Florida Bar and the American Bar Association and a former Chair of the Business Law Section of The Florida Bar. Akerman Senterfitt performs legal services for us.


     GEORGE F. BAKER, III has been a director of Aviation Sales since July 1998. Mr. Baker served as a director of Whitehall from March 1991 until July 1998, as Chairman of the Board of Directors and Chief Executive Officer of Whitehall from April 1991 until July 1998 and as President of Whitehall from October 1991 until April 1995. Mr. Baker is a managing partner of Cambridge Capital Fund, L.P., an investment partnership, and Baker Nye, L.P., an investment partnership.


     JEFFREY N. GREENBLATT has been a director of Aviation Sales since July 1998. Presently, Mr. Greenblatt serves as managing director and a management committee member of Cambridge

Capital Management, L.L.C., an investment manager. Mr. Greenblatt also serves as a shareholder/officer of Monarch Management Group, Ltd., a portfolio manager. Further, Mr. Greenblatt serves as a managing member of Monarch GP, LLC, a general partner of an investment partnership. Since January 1989, Mr. Greenblatt has been a general partner of Cambridge Capital Fund, L.P., an investment partnership, and since January 1988, Mr. Greenblatt has been a general partner of Baker Nye, L.P., an investment partnership.


COMMITTEES OF THE BOARD OF DIRECTORS


     Our board of directors is responsible for establishing broad corporate policies and for our overall performance. Our board has several committees. Standing committees of the board are the executive committee, the audit committee and the compensation committee.


     The executive committee is authorized to act between meetings of our board and to exercise in full the powers of the board, subject to such limitations imposed by law. The members of the executive committee are Dale S. Baker, Harold M. Woody, Robert Alpert, Sam Humphreys and George F. Baker, III.


     The audit committee maintains communications between our board and our independent auditors, monitors performance of the independent auditors, reviews audit scope and results, reviews the organization and performance of our internal systems of audit and financial controls, and recommends the retention or, where appropriate, the replacement of independent auditors. The members of the audit committee are Philip B. Schwartz and Jeffrey N. Greenblatt.


     The compensation committee reviews and approves compensation policies and practices for all elected corporate executive officers and fixes the total compensation of the Chief Executive Officer. The compensation committee also administers our 1996 stock option plan and our 1996 director stock option plan. The members of the compensation committee are Robert Alpert, Sam Humphreys and George F. Baker, III.


COMPENSATION OF DIRECTORS


     Each director who is not an employee of Aviation Sales receives an annual retainer fee of $12,000 per year for serving as a director. In addition, each director who is not an employee of Aviation Sales receives $1,000 for each meeting of the board attended and $1,000 for each committee meeting attended.


     All directors receive on an annual basis a mandatory stock option grant under the 1996 director stock option plan for serving on our board. Five-year options to purchase 5,000 shares of common stock are automatically granted to each director on July 1 of each year, at an option exercise price equal to the closing price of common stock on July 1. All such options are immediately exercisable on the date of grant. Upon the organization of Aviation Sales, we granted existing directors five-year options to purchase 10,000 shares of common stock, all of which were immediately exercisable, at an option exercise price equal to the initial public offering price. Additionally, directors appointed to our board are and will in the future be granted options to purchase 10,000 shares of common stock at the time they are appointed to the board, at an option exercise price equal to the closing price of common stock on the date of their appointment to the board.

EXECUTIVE OFFICERS


     The following list reflects our executive officers, as of the date of this prospectus, the capacity in which they serve Aviation Sales, and when they assumed office:



                                                                                               EXECUTIVE
NAME                              AGE                        POSITIONS                       OFFICER SINCE
------------------------------   -----   ------------------------------------------------   ---------------
 Dale S. Baker ...............    41     President and Chief Executive Officer              February 1992
 Harold M. Woody .............    53     Executive Vice President of Aviation Sales and     February 1992
                                         President of our leasing operations
 William H. Alderman .........    37     Senior Vice President, Corporate Development       September 1996
 James D. Innella ............    40     Senior Vice President of Aviation Sales and        December 1994
                                         President of our redistribution operations
 Benito Quevedo ..............    45     Senior Vice President of Aviation Sales and        July 1998
                                         President of our maintenance and repair
                                         operations
 Garlan Braithwaite ..........    64     Vice President, Finance and Treasurer              February 1999
 Gary Eakins .................    45     Vice President and Chief Legal Officer             July 1998
 Richard Hutchinson ..........    40     Chief Information Officer                          July 1998
 Michael A. Saso .............    42     Senior Vice President, Purchasing of our           December 1994
                                         redistribution operations
 Laura DeCespedes ............    42     Vice President, Human Resources                    January 1999
 Philip B. Schwartz ..........    45     Corporate Secretary                                March 1999

BUSINESS EXPERIENCE


     DALE S. BAKER. See the biographical information contained in "Board of Directors" above.


     HAROLD M. WOODY. See the biographical information contained in "Board of Directors" above.


     WILLIAM H. ALDERMAN has been our Senior Vice President of Corporate Development since September 1996. Prior to joining us, from May 1995 to September 1996, Mr. Alderman was a Managing Director and principal of the financial advisory firm of International Aviation Management Group. Prior to joining International Aviation Management Group, Mr. Alderman was Vice President of Structured Finance of GE Capital Aviation Services.


     JAMES D. INNELLA was our Vice President and Chief Operating Officer from December 1994 until July 1998 when he became our Senior Vice President and President of our redistribution operations. Prior thereto, for more than five years, Mr. Innella served in various capacities with the Aviation Sales business unit of Aviall, Inc. and with Ryder Airlines Services.


     BENITO QUEVEDO has been our Senior Vice President and President of our maintenance and repair operations since July 1998. Prior to joining Aviation Sales, Mr. Quevedo was the principal shareholder and President of Caribe Aviation and Aircraft Interior Designs.


     GARLAN BRAITHWAITE has been the Vice President, Finance of Aviation Sales since February 1999. From July 1998 to February 1999, Mr. Braithwaite was a consultant to Aviation Sales, and from August 1997 to July 1998, Mr. Braithwaite was the Senior Vice President and Chief Financial Officer of Whitehall. From 1990 through 1997, Mr. Braithwaite was the President of Dragon
Investment Corp., which made investments in small service businesses.         .



     GARY EAKINS has been our Vice President and Chief Legal Officer since July 1998. Prior thereto, for more than five years, Mr. Eakins served as Vice President, Secretary and General Counsel of Southern Air Transport. Southern Air Transport filed for bankruptcy on October 1, 1998.

     RICHARD HUTCHINSON has been with Aviation Sales since January 1997 and has been our Chief Information Officer since July 1998. From March 1995 to December 1996, Mr. Hutchinson was Senior Business Analyst, IT Manager, Project Leader and Technical Consultants for Racal Data Group, an international source of computer networking systems and services. From September 1994 to March 1995, Mr. Hutchinson served as a consultant on various projects. From January 1991 to September 1994, Mr. Hutchinson served as Director of Information Services for Burt Hill Kosar Rittelmann Associates.


     MICHAEL A. SASO has been the Senior Vice President, Purchasing of our redistribution operations since December 1994. From 1986 until December 1994, Mr. Saso served as Vice President, Purchasing for the Aviation Sales business unit of Aviall, Inc.


     LAURA DECESPEDES has been our Vice President, Human Resources since January 1999. Prior to joining us, from September 1997 to December 1998, Ms. DeCespedes was the Vice President of Human Resources for Productivity Point International. From June 1995 to September 1997, Ms. DeCespedes was Director of Field Human Resources for Sensormatic Electronics Corp.


     PHILIP B. SCHWARTZ. See the biographical information contained in "Board of Directors" above.


FAMILY RELATIONSHIPS


     There are no family relationships between or among any of our directors and executive officers, and there is no family relationship between Dale S. Baker and George F. Baker, III.


EXECUTIVE COMPENSATION


     The following table sets forth information about the compensation paid or accrued during 1998, 1997 and 1996 to our Chief Executive Officer and to each of the four other most highly compensated executive officers of Aviation Sales whose aggregate direct compensation exceeded $100,000.

                          SUMMARY COMPENSATION TABLE



                                     ANNUAL COMPENSATION
                                ------------------------------
                                           SALARY      BONUS      OTHER ANNUAL     ALL OTHER
NAME                             YEAR       ($)         ($)       COMPENSATION    COMPENSATION
-----------------------------   ------   ---------   ---------   -------------   -------------
Dale S. Baker ...............   1998     263,797      197,848         (1)                  --
                                1997     258,670      212,627         (1)                  --
                                1996     248,416      124,208         (1)                  --
Harold M. Woody .............   1998     236,029      177,021                              --
                                1997     231,442      116,385         --                   --
                                1996     222,267      111,134         --                   --
Michael A. Saso .............   1998     186,888      140,166         --                   --
                                1997     186,889      153,613         --                   --
                                1996     135,975       67,988         --                   --
Joseph E. Civiletto .........   1998     175,000      131,250         --                   --
                                1997     141,588      116,385         --                   --
                                1996     135,975       67,988         --                   --
James D. Innella ............   1998     225,000      168,750         --                   --
                                1997     153,735      126,370         --                   --
                                1996     141,977       70,959         --                   --

----------------
(1) Mr. Baker also receives $5,000 per year for life insurance premiums. See "Employment Agreements" below.


     No long-term compensation awards were made to management during the three years ended December 31, 1998.

OPTION GRANTS DURING LAST FISCAL YEAR


     The following table sets forth information concerning options to purchase shares of common stock granted during the fiscal year ended December 31, 1998 to those persons named in the Summary Compensation Table.



                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                                                               ANNUAL RATES OF
                                                                                                 STOCK PRICE
                                                 % OF TOTAL                                      APPRECIATION
                               NUMBER OF       OPTIONS GRANTED                                FOR OPTION TERM(1)
                           SHARES UNDERLYING    TO EMPLOYEES    EXERCISE PRICE   EXPIRATION ----------------------
NAME                        OPTIONS GRANTED    IN FISCAL YEAR      ($/SHARE)        DATE      5%($)      10%($)
------------------------- ------------------- ---------------- ---------------- ----------- --------- ------------
Dale S. Baker ...........        25,000               5.6             24.50      09/15/08    385,250     976,167
                                  5,000               1.1             37.00      07/01/08    116,346     294,842
Harold M. Woody .........        15,000               3.4             24.50      09/15/08    231,150     585,700
                                  5,000               1.1             37.00      07/01/08    116,346     294,842
Michael A. Saso .........        15,000               3.4             24.50      09/15/08    231,150     585,700
Joseph E. Civiletto .....        15,000               3.4             31.05      05/06/99     35,513      72,191
                                 15,000               3.4             24.50      09/15/99     28,022      56,963
James D. Innella ........        25,000               5.6             35.25      06/12/08    554,213   1,404,485
                                 15,000               3.4             24.50      09/15/08    231,150     585,700

----------------
(1) These amounts represent assumed rates of appreciation in the price of common stock during the term of the options in accordance with rates specified in applicable federal securities regulations. Actual gains, if any, on stock option exercises will depend on the future price of common stock and overall stock market conditions. There is no representation that the rates of appreciation reflected in the table will be achieved.


AGGREGATED OPTIONS EXERCISED DURING LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES


     The following table sets forth information concerning the exercise of stock options to purchase common stock during the 1998 fiscal year and the value of unexercised stock options to purchase common stock at the end of the 1998 fiscal year for the persons named in the Summary Compensation Table.



                                                                            NUMBER OF                VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                                    NUMBER OF                           AT FISCAL YEAR END          AT FISCAL YEAR-END($)
                                 SHARES ACQUIRED        VALUE      ---------------------------   ---------------------------
NAME                               ON EXERCISE       REALIZED($)    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE*
-----------------------------   -----------------   ------------   ---------------------------   ---------------------------
Dale S. Baker ...............            --              --              38,250/16,750                  602,381/270,094
Harold M. Woody .............            --              --              34,950/10,050                  549,169/162,056
Michael A. Saso .............            --              --              14,999/10,001                  234,359/161,266
Joseph E. Civiletto .........            --              --              31,666/18,334                  495,115/260,385
James D. Innella ............            --              --              38,322/26,668                  541,024/250,851

----------------
* Computed based upon the difference between the closing price of common stock at December 31, 1998 and the exercise price. No value has been assigned to options which are not in-the-money.


EMPLOYMENT AGREEMENTS


     On January 1, 1999, we entered into an employment agreement with Dale S. Baker. The employment agreement provides for an annual base salary of $550,000 (to be increased annually by a cost of living adjustment). In addition, we agreed to provide Mr. Baker with all employee benefits available under benefit plans established by Aviation Sales, and to pay Mr. Baker an additional sum of $5,000 per year for insurance premiums to maintain a whole life insurance policy. The employment agreement requires Mr. Baker to use his best efforts to perform the duties of President and Chief Executive Officer. The agreement provides for a term expiring on January 1, 2002.

     The employment agreement further provides for an option grant to purchase 350,000 shares of common stock (granted outside of any plan) at $40.625 per share, with one-third of the options granted vesting on January 1, 2000, one-third of the options granted vesting on January 1, 2001, and one-third of the options granted vesting on January 1, 2002. The employment agreement also provides for Mr. Baker's participation in the Aviation Sales Company 1999 EBITDA Plan which allows him to earn an incentive bonus of between 50% and 125% of his base salary.


     Mr. Woody has an employment agreement with us under which he is entitled to an annual base salary of $212,500 (to be increased annually by a cost of living adjustment), and all employee benefits available under benefit plans we establish. This employment agreement provides for an initial term expiring on December 31, 1999. Thereafter, the respective agreement shall run for successive one-year periods unless we terminate the agreement upon six months' prior written notice, or Mr. Woody terminates the agreement upon three months' prior written notice.


     On January 1, 1999, we entered into employment agreements with James D. Innella and Benito Quevedo to serve as Senior Vice Presidents and as President of our redistribution operations and our maintenance and repair operations under which they are each entitled to an annual base salary of $350,000 (to be increased annually by a cost of living adjustment), and all employee benefits available under benefit plans we establish. Mr. Innella's and Mr. Quevedo's agreements provide for a term expiring on January 1, 2003 and January 1, 2002, respectively.


     The employment agreements with Messrs. Innella and Quevedo further provide for option grants to each to purchase 175,000 shares of common stock (granted outside of any plan) at $40.625 per share, with one-third of the options granted vesting on January 1, 2000, one-third of the options granted vesting on January 1, 2001, and one-third of the options granted vesting on January 1, 2002. The employment agreements also provide for Messrs. Innella's and Quevedo's participation in the Aviation Sales Company 1999 EBITDA Plan, which provides each with the opportunity to earn an incentive bonus of between 50% and 125% of his base salary.


     Mr. Saso has an employment agreement with us under which he serves as Senior Vice President, Purchasing of our redistribution operations and is entitled to an annual base salary of $185,000 (to be increased annually by a cost of living adjustment), and all employee benefits available under benefit plans we establish. The agreement provides for an initial term expiring on May 31, 2001, running for successive one-year terms thereafter, unless we terminate the agreement upon six months' prior written notice, or Mr. Saso terminates the agreement upon three months' prior written notice.


     The employment agreements with Messrs. Woody and Saso also provide for their participation in our 1997 EBITDA Incentive Compensation Plan, which provides that each of them has the opportunity to earn an incentive bonus of between 20% and 250% of their base salary.


     Further, each of our employment agreements provides for certain benefits in the event of a change of control.


     Section 162(m) of the Internal Revenue Code generally disallows an income tax deduction to public companies for compensation over $1.0 million paid in a year to any one of the chief executive officer or the four most highly compensated other executive officers, to the extent that this compensation is not "performance based" within the meaning of Section 162(m). As a result of this limitation, we cannot assure you that all of the compensation paid to our executive officers in the future will be deductible.


STOCK OPTION PLANS


     Our board and stockholders have adopted two stock option plans. Pursuant to our 1996 director stock option plan, options to acquire a maximum of the greater of 150,000 shares or 2% of the number of shares of common stock then outstanding may be granted to our directors. Pursuant to our 1996 stock option plan, options to acquire a maximum of the greater of 650,000 shares common stock or 8% of the number of shares of common stock then outstanding may be granted to our executive officers, employees (including employees who are directors), independent contractors and consultants. As of the date of this prospectus, options to purchase 702,391 shares at exercise prices ranging from $11.31 per share to $37.44 per share are currently outstanding under both plans, 572,569 of which are immediately exercisable.

     The compensation committee administers both stock option plans. Prior to the formation of the compensation committee, the board administered both plans. The compensation committee determines which persons will receive options and the number of options to be granted to such persons. The 1996 director stock option plan also provides for annual mandatory grants of options to directors. The compensation committee will also interpret the provisions of both plans and make all other determinations that it may deem necessary or advisable for the administration of both plans.

     Pursuant to both of our stock option plans, we may grant incentive stock options as defined in Section 422(b) of the Internal Revenue Code and non-qualified stock options, not intended to qualify under Section 422(b). The price at which our common stock may be purchased upon the exercise of options granted under our stock option plans will be required to be at least equal to the per share fair market value of common stock on the date the particular options are granted. Options granted under either plan may have maximum terms of not more than ten years and are not transferable, except by will or the laws of descent and distribution. None of the incentive stock options under our stock option plans may be granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by our company unless the purchase price of common stock under such option is at least 110% of the fair market value of the shares issuable on exercise of the option determined as of the date the option is granted, and such option is not exercisable more than five years after the grant date.


     Generally, options granted under our two stock option plans may remain outstanding and may be exercised at any time up to three months after the person to whom such options were granted is no longer employed or retained by us or serving on our board.


     Pursuant to our two stock option plans, unless otherwise determined by the compensation committee, one-third of the options granted to an individual are exercisable upon grant, one-third are exercisable on the first anniversary of such grant and the final one-third are exercisable on the second anniversary of such grant. However, options granted under our stock option plans shall become immediately exercisable if we terminate the holder of such options or if the holder is no longer our director, as the case may be, subsequent to certain events which are deemed to be a "change in control" of Aviation Sales. A "change in control" of our company generally is deemed to occur when:


   /bullet/ any person becomes the beneficial owner of or acquires voting control with respect to more than 20% of common stock (or 35% if such person was a holder of common stock on July 2, 1996, the date of our initial public offering);

   /bullet/ a change occurs in the composition of a majority of our board during a two-year period, provided that a change with respect to a member of our board shall be deemed not to have occurred if the appointment of a member of our board is approved by a vote of at least 75% of the individuals who constitute the then existing board; or

   /bullet/ our stockholders approve the sale of all or substantially all of our assets.


     Incentive stock options granted under our two stock option plans are subject to the restriction that the aggregate fair market value (determined as of the date of grant) of options which first become exercisable in any calendar year cannot exceed $100,000.


     Our two stock option plans provide for appropriate adjustments in the number and type of shares covered by the plans and options granted under our plans in the event of any reorganization, merger, recapitalization or certain other transactions involving Aviation Sales.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During the past fiscal year, none of our directors or executive officers served as a member of the compensation committee or similar committee of another entity, one of whose executive officers served on our board or served as a director of another entity, one of whose executive officers served on our board, or served as a member of the compensation committee or similar committee of any other entity, one of whose executive officers served as our director.

                            PRINCIPAL STOCKHOLDERS


     The following table provides information regarding the beneficial ownership of our common stock as of April 16, 1999 and as adjusted to reflect the sale of the common stock offered simultaneously with this note offering by:
(1) each person who owns more than 5% of the outstanding common stock, (2) each named executive officer of Aviation Sales, (3) each director of Aviation Sales,
(4) all directors and executive officers as a group and (5) each selling stockholder. The notes offering is not dependent on the stock offering.


     Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of April 16, 1999 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Unless otherwise specified, the address for each beneficial owner is c/o Aviation Sales Company, 6905 N.W. 25th Street, Miami, Florida 33122. There is no family relationship between George F. Baker, III and Dale S. Baker.



                                            SHARES BENEFICIALLY
                                                   OWNED
                                            PRIOR TO OFFERING(1)
                                          ------------------------
                                                       APPROXIMATE
                                                         PERCENT       SHARES TO
NAME                                         NUMBER     OF CLASS        BE SOLD
----------------------------------------- ----------- ------------ -----------------
Robert Alpert(2)(3) ..................... 2,372,000        18.9%           500,000
George F. Baker, III(4) ................. 1,055,776         8.4            400,000
Richard B. Nye(5) .......................   973,774         7.8            400,000
Cambridge Capital Fund, L.P.(6) .........   675,995         5.4            400,000
Dale S. Baker(7) ........................   338,250         2.7            100,000(a)
Baker Nye, L.P.(8) ......................   297,779         2.4                 --
Harold M. Woody(9) ......................   234,950         1.9             50,000(a)
Sam Humphreys(10) .......................    20,000           *                 --
Philip B. Schwartz(11) ..................    16,400           *                 --
Jeffrey N. Greenblatt(12) ...............    30,572           *                 --
Michael A. Saso(13) .....................    49,999           *                 --
James D. Innella(14) ....................   110,332           *             25,000(a)
William H. Alderman(15) .................    41,132           *             15,000(a)
All directors and executive
 officers as a group
 (15 persons)(16) ....................... 4,400,611        34.0%
Total shares to be sold:
 No exercise of underwriters'
   option ...............................                                  900,000
                                                                     =============
 Full exercise of underwriters'
   option ...............................                                1,090,000
                                                                     =============


                                                      SHARES BENEFICIALLY OWNED
                                                            AFTER OFFERING
                                          --------------------------------------------------
                                               NO EXERCISE OF           FULL EXERCISE OF
                                            UNDERWRITERS' OPTION      UNDERWRITERS' OPTION
                                          ------------------------- ------------------------
                                                       APPROXIMATE               APPROXIMATE
                                                         PERCENT                   PERCENT
NAME                                         NUMBER      OF CLASS      NUMBER     OF CLASS
----------------------------------------- ----------- ------------- ----------- ------------
Robert Alpert(2)(3) ..................... 1,872,000        12.3%    1,872,000        12.1%
George F. Baker, III(4) .................   655,776         4.3       655,776         4.2
Richard B. Nye(5) .......................   573,774         3.8       573,774         3.7
Cambridge Capital Fund, L.P.(6) .........   275,995         1.8       275,995         1.8
Dale S. Baker(7) ........................   338,250         2.2       238,250         1.5
Baker Nye, L.P.(8) ......................   297,779         2.0       297,779         2.0
Harold M. Woody(9) ......................   234,950         1.6       184,950         1.2
Sam Humphreys(10) .......................    20,000           *        20,000           *
Philip B. Schwartz(11) ..................    16,400           *        16,400           *
Jeffrey N. Greenblatt(12) ...............    30,572           *        30,572           *
Michael A. Saso(13) .....................    49,999           *        49,999           *
James D. Innella(14) ....................   110,332           *        85,332           *
William H. Alderman(15) .................    41,132           *        26,132           *
All directors and executive
 officers as a group
 (15 persons)(16) ....................... 3,500,611        22.5%    3,310,611        20.8%
Total shares to be sold:
 No exercise of underwriters'
   option ...............................
 Full exercise of underwriters'
   option ...............................

---------------
  *  Less than one percent
 (a) If the Underwriters exercise in full their option to purchase additional shares of common stock, Messrs. Baker, Woody, Innella and Alderman will sell up to 100,000, 50,000, 25,000 and 15,000 shares, respectively.

 (1) Unless otherwise indicated, each person named in the table has the sole voting and investment power with respect to the shares beneficially owned.
 (2) Shares are primarily owned of record by two corporate entities controlled by Mr. Alpert.
 (3) Includes vested options to purchase 20,000 shares at prices ranging from $19.00 to $37.00 per share.

 (4) George F. Baker, III may be deemed to beneficially own 675,995 shares of common stock directly owned by Cambridge Capital Fund, L.P. ("Cambridge Capital"), of which Mr. Baker is a managing general partner and 297,995 shares of common stock directly owned by Baker Nye, L.P. ("Baker Nye"), of which Mr. Baker is a managing general partner. Includes vested options to purchase 82,002 shares at prices ranging from $12.52 to $37.97 per share.
 (5) Richard B. Nye may be deemed to beneficially own 675,995 shares of common stock directly owned by Cambridge Capital of which Mr. Nye is a managing general partner and 297,995 shares of common stock directly owned by Baker Nye of which Mr. Nye is a managing general partner.
 (6) Cambridge Capital is an investment limited partnership. George F. Baker, III, one of its managing general partners, and Jeffrey N. Greenblatt, a non-managing general partner of Cambridge Capital, are also directors of Aviation Sales.
 (7) Includes vested options to purchase 38,250 shares at prices ranging from $19.00 to $37.00 per share.
 (8) Baker Nye is an investment limited partnership. George F. Baker, III, one of its managing general partners, and Jeffrey N. Greenblatt, a non-managing general partner of Baker Nye, are directors of Aviation Sales.
 (9) Includes vested options to purchase 34,950 shares at prices ranging from $19.00 to $37.00 per share.
(10) Vested options to purchase 20,000 shares at prices ranging from $19.00 to $37.00 per share.
(11) Includes vested options to purchase 15,000 shares at prices ranging from $37.00 to $37.06 per share.
(12) Vested options to purchase 30,572 shares at prices ranging from $11.31 to $34.63 per share.
(13) Includes vested options to purchase 14,999 shares at prices ranging from $24.50 to $25.25 per share.
(14) Includes vested options to purchase 38,332 shares at prices ranging from $19.00 to $35.25 per share.
(15) Vested options to purchase 40,832 shares at prices ranging from $19.00 to $35.25 per share.
(16) Includes vested options to purchase 374,498 shares at prices ranging from $11.31 to $37.00 per share.

                       DESCRIPTION OF OTHER INDEBTEDNESS


  CREDIT FACILITY


     We have a credit facility with a syndicate of financial institutions. Our credit facility consists of a revolving loan and letter of credit facility of $250.0 million, up to $30.0 million of which may be outstanding letters of credit. Borrowings under the credit facility are secured by a lien on substantially all of our assets, including substantially all of our receivables and inventory. Interest under the credit facility is, at our option, (a) prime plus a margin, or (b) LIBOR plus a margin, where the respective margin determination is made upon our financial performance over a 12 month period (ranging from 0.0% to 1.0% in the event prime is utilized, or 1.125% to 2.5% in the event LIBOR is utilized). At December 31, 1998, the margin was 0.5% for prime rate loans and 2.0% for LIBOR rate loans.


     Our credit facility contains certain financial covenants regarding our financial performance and other covenants, including limiting the amount of our annual capital expenditures and our ability to incur additional debt, and provides for the suspension of borrowing and repayment of all debt in the event of a material adverse change in our business or a change in control. In addition, the credit facility requires mandatory repayments from the proceeds of a sale of assets or an issuance of our equity or debt securities or as a result of insufficient collateral to meet the borrowing base requirements. At December 31, 1998, we were not in compliance with one of our non-monetary financial covenants and we have obtained a waiver from the lender relating to that covenant. At March 31, 1999, approximately $6.7 million was available for borrowing under the credit facility and outstanding letter of credit aggregated $22.6 million.


     Following our sales of the notes offered by this prospectus and the application of the net proceeds from this sale, we would have $132.5 million available for borrowing under the credit facility. Additionally, if we close our contemplated sale of 2.6 million shares of common stock in a concurrent public offering and use the net proceeds (estimated to be $109.4 million) to us to reduce the amounts outstanding under our credit facility, we will have approximately $23.1 million available for borrowing under the credit facility.


  OTHER NOTES


     We have entered into several term loan agreements to finance certain equipment and parts which we lease to customers. These term loans, in the original aggregate principal amount of $17.7 million, bear interest ranging from 7.40% to 8.21% and are payable monthly through August 2003. These term loans contain financial and other covenants and mandatory prepayment events. At December 31, 1998, we were in compliance with all covenants of these term loans.


     In connection with our acquisition of Kratz-Wilde, we delivered to the sellers a non-interest bearing promissory note in the original principal amount of $2.2 million. As of December 31, 1998, we were in compliance with the terms of this promissory note.


     In connection with our acquisition of Caribe and Aircraft Interior Design, on March 6, 1998 we delivered a promissory note in the original principal amount of $5.0 million. The note is payable with interest at the rate of 8% per annum, and as of March 31, 1999, $2.5 million in principal was outstanding.

                              DESCRIPTION OF NOTES


     You can find the definitions of certain terms used in the following summary set forth below under the subheading "Certain Definitions." For purposes of this summary, the terms "Aviation Sales," "we," and "us" refer only to Aviation Sales and not to any of its subsidiaries. Aviation Sales will issue the notes under an indenture dated February 17, 1998 among itself, the subsidiary guarantors and SunTrust Bank, Central Florida, National Association, as trustee in a public offering. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. For purposes of this summary, the term "notes" means the $85.0 million of 81/8% Senior Subordinated Notes due 2008 offered by this prospectus, together with the $165.0 million of 81/8% Senior Subordinated Notes issued on February 11, 1998. All of these notes have been or will be issued under the indenture. The notes offered by this prospectus will rank equally with the previously issued notes and will be identical in all respects to the previously issued notes. The following summary of the material provisions of the indenture does not purport to be complete and is qualified in its entirety by reference to the indenture.


BRIEF DESCRIPTION OF THE NOTES AND THE SUBSIDIARY GUARANTEES


     These notes:


   /bullet/ are general unsecured obligations of Aviation Sales;


   /bullet/ are subordinated in right of payment to all current and future
            Senior Debt;


   /bullet/ are senior in right of payment to all existing and future subordinated Indebtedness of Aviation Sales; and


   /bullet/ are unconditionally guaranteed by the Subsidiary Guarantors.


THE SUBSIDIARY GUARANTEES


     These notes are guaranteed by each Restricted Subsidiary of Aviation
Sales.


     The Subsidiary Guarantees of these notes:


   /bullet/ are general unsecured obligations of each Subsidiary Guarantor;


   /bullet/ are subordinated in right of payment to all existing and future
            Senior Debt of each Subsidiary Guarantor; and


   /bullet/ are senior in right of payment to all current and future subordinated Indebtedness of each Subsidiary Guarantor.


     As of March 31, 1999, assuming we had completed the offering of these notes and applied the net proceeds as intended, Aviation Sales and the Subsidiary Guarantors would have had Senior Debt of approximately $132.5 million, (or $23.1 million if we close our concurrent offering of 2.6 million shares of common stock), and Aviation Sales and its Subsidiaries would have had additional liabilities (including trade payables, accrued expenses, income taxes payable and deferred income) aggregating approximately $66.3 million. The indenture will permit the incurrence of additional Senior Debt in the future.


     At the date of this prospectus all of our Subsidiaries other than Aviation Sales FSC, Ltd. will be Restricted Subsidiaries. However, under certain circumstances described under the subheading "--Certain Covenants--Designation of Restricted and Unrestricted Subsidiaries," we will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.


PRINCIPAL, MATURITY AND INTEREST


     The indenture provides that we may issue notes with a maximum aggregate principal amount of $250.0 million. On February 11, 1998 we issued $165.0 million of notes under the indenture, and we are issuing $85 million in connection with this offering. Aviation Sales will issue notes in denominations of $1,000 and integral multiples of $1,000.


     The notes will mature on February 15, 2008. Interest on the notes will accrue at the rate of 81/8% per annum and will be payable semi-annually in arrears on February 15 and August 15, to holders of record on the immediately preceding February 1 and August 1.


     Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from February 15, 1999. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.


METHODS OF RECEIVING PAYMENTS ON THE NOTES


     If a holder has given wire transfer instructions to Aviation Sales, Aviation Sales will pay all principal, interest and premium on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless Aviation Sales elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.


PAYING AGENT AND REGISTRAR FOR THE NOTES


     The trustee will initially act as paying agent and registrar. Aviation Sales may change the paying agent or registrar without prior notice to the holders, and Aviation Sales or any of its Subsidiaries may act as paying agent or registrar.


TRANSFER AND EXCHANGE


     A holder may transfer or exchange notes in accordance with the indenture. The registrar and trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Aviation Sales may require a holder to pay any taxes and fees required by law or permitted by the indenture. Aviation Sales is not required to transfer or exchange any note selected for redemption. Also, Aviation Sales is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.


     The registered holder of a note will be treated as the owner of it for all purposes.


SUBORDINATION


     The payment of principal of, premium, if any, and interest on the notes will be subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all Senior Debt of Aviation Sales.


     Upon any distribution to our creditors in a liquidation or dissolution of us or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, an assignment for the benefit of creditors or any marshalling of our assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the holders of notes would be entitled shall be made to the holders of Senior Debt (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").


     We also may not make any payment upon or in respect of the notes (except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if:


   (1) a payment default on Designated Senior Debt occurs and is continuing beyond any applicable grace period; or


   (2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from us or the holders of any Designated Senior Debt.


     Payments on the notes may and shall be resumed:


   (1) in the case of a payment default, upon the date on which such default is cured or waived; and


   (2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.


     No new Payment Blockage Notice shall be effective unless and until:


   (1) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and


   (2) all scheduled payments of principal, premium, if any, and interest on the notes that have come due have been paid in full in cash.


     No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.


     We must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.


     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of notes may recover less ratably than creditors of ours who are holders of Senior Debt. The indenture limits, subject to certain financial tests, the amount of additional indebtedness, including Senior Debt, that we and our subsidiaries can incur. See "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."


SUBSIDIARY GUARANTEES


     The Subsidiary Guarantors will jointly and severally guarantee our payment obligations under the notes. The Subsidiary Guarantee of each Subsidiary Guarantor is unsecured and is subordinated to the prior payment in full in cash of all Senior Debt of such Subsidiary Guarantor. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See, however, "Risk Factors--Fraudulent Conveyances and Preferential Transfers."

     A Subsidiary Guarantor may not consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than Aviation Sales or another Subsidiary Guarantor, unless:


   (1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee, under the notes and the indenture;



   (2) immediately after giving effect to such transaction, no Default or Event of Default exists;


   (3) such Subsidiary Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Subsidiary Guarantor immediately preceding the transaction; and


   (4) Aviation Sales would be permitted by virtue of Aviation Sales' pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."


     The Subsidiary Guarantee of a Subsidiary Guarantor will be released:


   (1) in connection with a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise if the Subsidiary Guarantor applies the Net Proceeds of that sale or other disposition in accordance with the "Asset Sale" provisions of the indenture;


   (2) in connection with a sale or other disposition of all of the capital stock of any Subsidiary Guarantor if Aviation Sales applies the Net Proceeds of that sale in accordance with the "Asset Sale" provisions of the indenture; or


   (3) if Aviation Sales properly designates such Subsidiary Guarantor as an Unrestricted Subsidiary. See "Redemption or Repurchase at Option of Holders--Asset Sales."


OPTIONAL REDEMPTION


     Prior to February 15, 2003 Aviation Sales may not redeem the notes. After February 15, 2003, Aviation Sales may redeem all or part of the notes at any time at its option, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:



YEAR                                  PERCENTAGE
---------------------------------   -------------
   2003 .........................   104.063%
   2004 .........................   102.708%
   2005 .........................   101.354%
   2006 and thereafter ..........   100.000%

     Notwithstanding the foregoing, on or prior to February 15, 2001, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 1081/8% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of a public offering of our common stock; PROVIDED that:


   (1) at least 65% of the aggregate principal amount of notes issued under the indenture remain outstanding immediately after the occurrence of such redemption (excluding notes held by us and our Subsidiaries); and


   (2) such redemption shall occur within 45 days of the date of the closing of such public offering.


SELECTION AND NOTICE


     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:


   (1) if the notes are listed, in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or,


   (2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.


     No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.


     If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder of the note upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.


MANDATORY REDEMPTION


     We are not required to make mandatory redemption or sinking fund payments with respect to the notes.


REPURCHASE AT THE OPTION OF HOLDERS


  CHANGE OF CONTROL


     If a Change of Control occurs, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or integral multiples of $1,000) of such holder's notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

     On the Change of Control Payment Date, we will, to the extent lawful:


   (1) accept for payment all notes or portions of the notes properly tendered pursuant to the Change of Control Offer,


   (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of the notes so tendered and

   (3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of the notes being purchased by us.


     The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; PROVIDED that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.


     Prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, we will either repay or cause to be repaid all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.


     The Change of Control provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.


     The credit facility currently prohibits us from purchasing any notes prior to maturity, and also provides that certain change of control events would constitute a default under the credit agreement. Any future credit agreements or other agreements relating to Senior Debt to which we become a party may contain similar restrictions and provisions. If a Change of Control occurs when we are prohibited from purchasing notes, we could seek the consent of our lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from purchasing notes. Our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the credit facility. In these circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.


     We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.


  ASSET SALES


     We will not, and will not permit any of our Restricted Subsidiaries to, consummate an Asset Sale unless:


   (1) we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

   (2) at least 80% of the consideration therefor received by us or such Restricted Subsidiary is in the form of cash; PROVIDED that the amount of:



       (a) any liabilities (as shown on our or such Restricted Subsidiary's most recent balance sheet), of us or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases us or such Restricted Subsidiary from further liability; and


       (b) any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by us or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.


     Within 270 days after the receipt of any Net Proceeds from an Asset Sale, we may apply such Net Proceeds, at our option:


   (1) to repay or cause to be repaid Senior Debt;


   (2) to the acquisition of a majority of the assets of, or a majority of the Voting Stock of, another Permitted Business;


   (3) to make a capital expenditure; or


   (4) to acquire other long-term assets that are used or useful in a Permitted Business.


     Pending the final application of any such Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.


     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will be required to make an offer to all holders of notes and all holders of PARI PASSU Indebtedness containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, we may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other Indebtedness tendered into such Asset Sale Offer surrendered by holders thereof exceeds the amount of Excess Proceeds, the trustee shall select the notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. In determining the fair market value of any assets or Equity Interests issued, sold or otherwise disposed of, such determination shall be evidenced by a resolution of the board of directors set forth in an Officers' Certificate delivered to the Trustee if such fair market value exceeds $15.0 million.

CERTAIN COVENANTS


  RESTRICTED PAYMENTS


     The indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:


   (1) declare or pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving our or any of our Restricted Subsidiaries) or to the direct or indirect holders of our or any of our Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of us or to us or a Restricted Subsidiary of ours);


   (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving us) any Equity Interests of ours or any direct or indirect parent of ours;


   (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is PARI PASSU with or subordinated to the notes, except a payment of interest or principal at Stated Maturity; or


   (4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments").


     Unless, at the time of and after giving effect to such Restricted Payment:


   (1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence of the notes;


   (2) we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and


   (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4) and (6) of the next succeeding paragraph), is less than the sum, without duplication of:


       (a) 50% of our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); PLUS


       (b) 100% of the aggregate net cash proceeds received by us since the date of the indenture as a contribution to its common equity capital or from the issue or sale of our Equity Interests (other than Disqualified Stock) or from the issue or sale of our Disqualified Stock or debt securities that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of ours); PLUS

       (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of:


          (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); and


          (ii) the initial amount of such Restricted Investment; PLUS


       (d) 50% of any dividends received by us or a Subsidiary Guarantor after the date of the indenture from an Unrestricted Subsidiary of ours, to the extent that such dividends were not otherwise included in our Consolidated Net Income for such period; PLUS


       (e) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of:


           (i) the fair market value of our Investment in such Subsidiary as of the date of such redesignation; or


           (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.


     The foregoing provisions will not prohibit:


   (1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;


   (2) the redemption, repurchase, retirement, defeasance or other acquisition of any PARI PASSU or subordinated Indebtedness or Equity Interests of ours in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of ours) of, other Equity Interests of ours (other than any Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (2) (b) of the preceding paragraph;


   (3) the defeasance, redemption, repurchase or other acquisition PARI PASSU or subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;


   (4) the payment of any dividend by a Subsidiary of ours to the holders of its common Equity Interests on a pro rata basis;


   (5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of ours or any Subsidiary of ours held by any member of our (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the indenture; PROVIDED that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction;


   (6) the making and consummation of (A) an Asset Sale Offer to holders of Indebtedness PARI PASSU with or subordinate to the notes in accordance with the provisions described above under "Asset Sales", or (B) a Change of Control Offer to holders of Indebtedness PARI PASSU with or subordinate to the notes at a price not greater than 101% of the principal amount of such Indebtedness in accordance with provisions similar to those described above under "Change of Control"; PROVIDED, that prior to consummation of a Change of Control Offer with respect to subordinated Indebtedness and concurrently with consummation of a Change of Control Offer with respect to PARI PASSU Indebtedness, we shall have consummated the Change of Control Offer with respect to the notes; and


   (7) the making of additional Restricted Payments in an amount not to exceed $10.0 million.


     The board of directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by us and our Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments (to the extent they otherwise fall within the definition thereof) at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.


     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by us or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment in excess of $10.0 million shall be determined by the board of directors whose resolution with respect thereto shall be delivered to the trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $15.0 million. Not later than the date of making any Restricted Payment, we shall deliver to the trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the indenture.


  INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK


     We will not, and will not permit any of our Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that we will not issue any Disqualified Stock and will not permit any of our Subsidiaries to issue any shares of preferred stock, PROVIDED, HOWEVER, that we may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Subsidiary Guarantors may incur Indebtedness or issue preferred stock if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1 if such Indebtedness is incurred or such Disqualified Stock or preferred stock is issued on or prior to February 15, 2000, or would have been at least 2.25 to 1 if such Indebtedness is incurred or such Disqualified Stock or preferred stock is issued thereafter, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.


     The first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):


   (1) the incurrence by us and the Subsidiary Guarantors of Indebtedness under the Credit Facility; PROVIDED that the aggregate principal amount of all such Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of us and the Subsidiary Guarantors thereunder) outstanding under the Credit Facility after giving effect to such incurrence does not exceed an amount equal to $150.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to repay such Indebtedness;

   (2) the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness;


   (3) the incurrence by us and the Subsidiary Guarantors of Indebtedness represented by the notes and the Subsidiary Guarantees;


   (4) the incurrence by us or any of the Subsidiary Guarantors of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in our business or the business of such Subsidiary Guarantor, in an aggregate principal amount not to exceed $10.0 million at any time outstanding;


   (5) the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph hereof or clause (2) of this paragraph;


   (6) the incurrence by us or any of the Subsidiary Guarantors of intercompany Indebtedness or preferred stock between or among us and any of the Subsidiary Guarantors; PROVIDED, HOWEVER, that:


       (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or preferred stock being held by a Person other than us or a Subsidiary Guarantor; and


       (b) any sale or other transfer of any such Indebtedness or preferred stock to a Person that is not either us or a Subsidiary Guarantor shall be deemed, in each case, to constitute an incurrence of such Indebtedness or an issuance of such Preferred Stock by us or such Subsidiary Guarantor, as the case may be, that was not permitted by this clause (6);


   (7) the incurrence by us or any of the Subsidiary Guarantors of Hedging Obligations;


   (8) the guarantee by us or any of the Subsidiary Guarantors of Indebtedness of us or a Subsidiary Guarantor that was permitted to be incurred by another provision of this covenant;


   (9) the incurrence by our Unrestricted Subsidiaries of Non-Recourse Debt, PROVIDED, HOWEVER, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of ours that was not permitted by this clause (9); and


   (10) the incurrence by us or any of the Subsidiary Guarantors of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (10), not to exceed $30.0 million.


     For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above or is entitled to be incurred pursuant to the first paragraph of this covenant, we shall, in our sole discretion, classify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; PROVIDED, in each such case, that the amount thereof is included in our Fixed Charges as accrued.

  LIENS


     We will not, and will not permit any of our Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.


  DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES


     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:


   (1) (a) pay dividends or make any other distributions to us or any of our Restricted Subsidiaries on our Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to us or any of our Restricted Subsidiaries;


   (2) make loans or advances to us or any of our Restricted Subsidiaries; or



   (3) transfer any of its properties or assets to us or any of our Restricted Subsidiaries.


     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:


   (1) Existing Indebtedness as in effect on the date of the indenture;


   (2) the Credit Facility as in effect as of the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect on the date of the indenture;


   (3) the indenture and the notes;


   (4) applicable law;


   (5) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;


   (6) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices;


   (7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause
       (3) of the preceding paragraph;


   (8) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale;


   (9) Permitted Refinancing Indebtedness, PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

   (10) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness;


   (11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and


   (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.


  ADDITIONAL SUBSIDIARY GUARANTEES


     If we or any of our Restricted Subsidiaries shall acquire or create another Subsidiary after the date of the indenture (other than an Unrestricted Subsidiary properly designated as such), then such newly acquired or created Subsidiary will become a Subsidiary Guarantor and execute a Supplemental Indenture and deliver an Opinion of Counsel.


  MERGER, CONSOLIDATION, OR SALE OF ASSETS


     We may not (a) consolidate or merge with or into (whether or not we are the surviving corporation); or (b) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets in one or more related transactions, to another Person unless:


   (1) (a) we are the surviving corporation or the entity; or (b) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;


   (2) the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all our obligations under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;


   (3) immediately after such transaction no Default or Event of Default exists; and


   (4) except in the case of a merger of us with or into a Subsidiary Guarantor, we or the entity or Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made:


       (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than our Consolidated Net Worth immediately preceding the transaction; and


       (b) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock."


  TRANSACTIONS WITH AFFILIATES


     We will not, and will not permit any of our Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:


   (1) such Affiliate Transaction is on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person; and


   (2) we deliver to the trustee


       (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the board of directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the board of directors; and


       (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million (or, in the case of a purchase of inventory from JFSS in the ordinary course of business, $15.0 million) an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.


     Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions:


   (1) any employment agreement entered into by us or any of our Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of us or such Restricted Subsidiary;


   (2) transactions between or among us and/or our Restricted Subsidiaries;


   (3) payment of reasonable directors fees to Persons who are not otherwise Affiliates of ours;


   (4) Restricted Payments that are permitted by the provisions of the indenture described above under the caption "--Restricted Payments;" and


   (5) any transactions undertaken pursuant to any contractual obligations in existence on the date of the indenture (as in effect on such date) as described herein under the caption "Certain Relationships and Related Transactions."


  NO SENIOR SUBORDINATED DEBT


   (1) We will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the notes; and


   (2) no Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Subsidiary Guarantor and senior in any respect in right of payment to the Subsidiary Guarantees.


  BUSINESS ACTIVITIES


     We will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and our Subsidiaries taken as a whole.


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

  PAYMENTS FOR CONSENT


     Neither us nor any of our Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.


  REPORTS


     Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, we will furnish to the holders of notes:


   (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants; and


   (2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports. If Aviation Sales has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will also include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations", of the financial condition and results of operations of Aviation Sales and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Aviation Sales.


     In addition, whether or not required by the Commission, Aviation Sales will file a copy of all of the information and reports referred to in clauses
(1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.


EVENTS OF DEFAULT AND REMEDIES


     Each of the following constitutes an Event of Default:


   (1) default for 30 days in the payment when due of interest on the notes, whether or not prohibited by the subordination provisions of the Indenture;


   (2) default in payment when due of the principal of or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the Indenture;


   (3) failure by us or any of our Subsidiaries to comply with the provisions described under the captions "--Change of Control," "--Asset Sales," "--Restricted Payments" or "--Incurrence of Indebtedness and Issuance of Preferred Stock;"


   (4) failure by us or any of our Subsidiaries for 60 days after notice to comply with any of our other agreements in the indenture or the notes;


   (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default:


       (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or


       (b) results in the acceleration of such Indebtedness prior to its express maturity,


       and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;


   (6) failure by us or any of our Subsidiaries to pay final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;


   (7) certain events of bankruptcy or insolvency with respect to us or any of our Significant Subsidiaries; and


   (8) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.


     If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice.


     Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.


     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of us with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to February 15, 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of us with the intention of avoiding the prohibition on redemption of the notes prior to such date, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.


     The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.


     We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.


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

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS


     No director, officer, employee, incorporator or stockholder of ours, as such, shall have any liability for any of our obligations under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.


LEGAL DEFEASANCE AND COVENANT DEFEASANCE


     We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:


   (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;


   (2) our obligations with respect to the notes concerning issuing temporary notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;


   (3) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and


   (4) the Legal Defeasance provisions of the indenture.


     In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.


     In order to exercise either Legal Defeasance or Covenant Defeasance:


   (1) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;


   (2) in the case of Legal Defeasance, we shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;


   (3) in the case of Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders


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

      of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;


   (4) no Default or Event of Default shall have occurred and be continuing either:


       (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or


       (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;


   (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;


   (6) we must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;


   (7) we must deliver to the trustee an Officers' Certificate stating that the deposit was not made by us with the intent of preferring the holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding creditors of us or others; and


   (8) we must deliver to the trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been satisfied.


AMENDMENT, SUPPLEMENT AND WAIVER


     Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):


   (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;


   (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders");


   (3) reduce the rate of or change the time for payment of interest on any note;


   (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);


   (5) make any note payable in money other than that stated in the notes;

   (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

   (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders");


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

   (8) make any change in the foregoing amendment and waiver provisions; or


   (9) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture.


     In addition, any amendment to the provisions of the indenture which relate to subordination will require the consent of the holders of at least 75% in aggregate principal amount of the notes then outstanding if such amendment would adversely affect the rights of holders of notes.


     Notwithstanding the foregoing, without the consent of any holder of notes, Aviation Sales, the Subsidiary Guarantors and the trustee may amend or supplement the indenture or the notes:


   (1) to cure any ambiguity, defect or inconsistency;


   (2) to provide for uncertificated notes in addition to or in place of certificated notes;


   (3) to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;


   (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or


   (5) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the trust indenture act to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture or to provide for additional Subsidiary Guarantors in accordance with the terms of the indenture.


CONCERNING THE TRUSTEE


     If the trustee becomes a creditor of Aviation Sales or its subsidiaries, the indenture limits on its rights to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.


     The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.


ADDITIONAL INFORMATION


     Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Aviation Sales Company, 6905 N.W. 25th Street, Miami, Florida 33122, Attention: Corporate Secretary.


BOOK-ENTRY, DELIVERY AND FORM


     Except as set forth in the next paragraph, the notes to be resold as set forth herein will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be


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

deposited on the date of the closing of the sale of the notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").



     Notes that are issued as described below under "--Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless all Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of notes being transferred, subject to the transfer restrictions set forth in the indenture.


     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the underwriters, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only thorough the Depositary's Participants or the Depositary's Indirect Participants.


     We expect that pursuant to procedures established by the Depositary:


   (1) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Notes; and


   (2) ownership of the notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer notes evidenced by the Global Note will be limited to such extent.


     So long as the Global Note Holder is the registered owner of any notes, the Global Note Holder will be considered the sole holder under the indenture of any notes evidenced by the Global Notes. Beneficial owners of notes evidenced by the Global Notes will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the notes.


     Payments in respect of the principal of, premium, if any and interest, on any notes registered in the name of the Global Note Holder on the applicable record date will be payable by the trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, Aviation Sales and the trustee may treat the persons in whose names notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of notes. We believe, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of


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

beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.


CERTIFICATED SECURITIES


     Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if


   (1) we notify the trustee in writing that the Depositary is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days; or


   (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in the form of Certificated Securities under the indenture,


     then, upon surrender by the Global Note Holder of its Global Note, notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related notes.


     Neither we nor the trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of notes. Aviation Sales and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.


SAME DAY SETTLEMENT AND PAYMENT


     Payments in respect of the notes represented by the Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, we will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. We expect that secondary trading in the Certificated Securities will also be settled in immediately available funds.


CERTAIN DEFINITIONS


     Set forth below are certain defined terms used in the indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.


     "ACQUIRED DEBT" means, with respect to any specified Person:


   (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and


   (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.


     "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of


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

this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.


     "ASSET SALE" means:


   (1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales or leases of inventory in the ordinary course of business or sales of leases or of assets subject to leases in the ordinary course of business (PROVIDED that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Aviation Sales and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "--Change of Control" and/or the provisions described above under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant); and


   (2) the issue or sale by Aviation Sales or any of its Restricted Subsidiaries of Equity Interests of any of Aviation Sales' Restricted Subsidiaries,


     in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2.0 million or (b) for net proceeds in excess of $2.0 million.


     Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:


   (1) a transfer of assets by Aviation Sales to a Wholly Owned Restricted Subsidiary or by a Wholly Owned Restricted Subsidiary to Aviation Sales or to another Wholly Owned Restricted Subsidiary;


   (2) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to Aviation Sales or to another Wholly Owned Restricted Subsidiary; and


   (3) a Restricted Payment that is permitted by the covenant described above under the caption "--Restricted Payments."


     "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.


     "CAPITAL STOCK" means:


   (1) in the case of a corporation, corporate stock;


   (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stocks;


   (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and


   (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.


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

     "CASH EQUIVALENTS" means:


   (1) United States dollars;


   (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;


   (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better;


   (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;


   (5) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition; and


   (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) - (5) of this definition.


     "CHANGE OF CONTROL" means the occurrence of any of the following:


   (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act);


   (2) the adoption of a plan relating to the liquidation or dissolution of us;


   (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of our Voting Stock (measured by voting power rather than number of shares); or


   (4) the first day on which a majority of the members of our board of directors are not Continuing Directors.


     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our assets and the assets of our Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

     "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period PLUS


   (1) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income); PLUS


   (2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; PLUS


   (3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; PLUS


   (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; PLUS


   (5) an amount equal to 1/3 of the Consolidated Lease Expense of such Person and its Restricted Subsidiaries for such period, to the extent that any such expense was deducted in computing such Consolidated Net Income; MINUS


   (6) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.


     Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to Aviation Sales by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.


     "CONSOLIDATED LEASE EXPENSE" means, with respect to any Person for any period, the aggregate rental obligations of such Person and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP payable in respect of such period under leases of real and/or personal property (net of income from subleases thereof, but including taxes, insurance, maintenance and similar expenses that the lessee is obligated to pay under the terms of such leases), whether or not such obligations are reflected as liabilities or commitments on a consolidated balance sheet of such Person and its Restricted Subsidiaries or in the notes thereto.

     "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that:


   (1) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary;


   (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;


   (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and


   (4) the cumulative effect of a change in accounting principles shall be excluded.


     "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the sum of:


   (1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; PLUS


   (2) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock LESS


   (3) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person; LESS:


       (a) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments); and


       (b) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.


     "CONTINUING DIRECTORS" means, as of any date of determination, any member of our board of directors who:


   (1) was a member of such board of directors on the date of the indenture;
       or


   (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.


     "CREDIT FACILITY" means that certain Third Amended Credit Agreement, dated as of October 17, 1997, by and among Aviation Sales, Aviation Sales Operating Company, Aerocell Structures, Inc. and AVS/Kratz-Wilde Machine Company, the institutions from time to time party thereto as lenders, the

Institutions from time to time party thereto as issuing banks, Citicorp USA, Inc., as agent, and Citicorp Securities, Inc., as arranger, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.


     "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.


     "DESIGNATED SENIOR DEBT" means:


   (1) any Indebtedness outstanding under the Credit Facility; and


   (2) any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Aviation Sales as "Designated Senior Debt."


     "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; PROVIDED, HOWEVER, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Aviation Sales to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Aviation Sales may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Certain Covenants--Restricted Payments."


     "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).


     "EXISTING INDEBTEDNESS" means up to $9.5 million in aggregate principal amount of Indebtedness of Aviation Sales and its Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the date of the indenture, until such amounts are repaid.


     "FIXED CHARGES" means, with respect to any Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:


   (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations); PLUS


   (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; PLUS


   (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); PLUS


   (4) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of Aviation Sales (other than Disqualified

      Stock) or to Aviation Sales or a Restricted Subsidiary of Aviation Sales, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; PLUS


  (5) an amount equal to 1/3 of the Consolidated Lease Expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued.


     "FIXED CHARGE COVERAGE RATIO" means with respect to any Person and its Restricted Subsidiaries for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person for such period. In the event that the referrent Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above:


   (1) acquisitions that have been made by Aviation Sales or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause
       (3) of the proviso set forth in the definition of Consolidated Net
       Income;


   (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and


   (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.


     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.


     "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.


     "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under:


   (1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and


   (2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.


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

     "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of:


   (1) borrowed money;


   (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);


   (3) banker's acceptances or representing Capital Lease Obligations;


   (4) the balance deferred and unpaid of the purchase price of any property;
       or


   (5) representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable,


     if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.



     The amount of any Indebtedness outstanding as of any date shall be:


   (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and


   (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.


     "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Aviation Sales or any Subsidiary of Aviation Sales sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Aviation Sales such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Aviation Sales, Aviation Sales shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Restricted Payments."


     "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).


     "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:


   (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and


   (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).


     "NET PROCEEDS" means the aggregate cash proceeds received by Aviation Sales or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), any business or activities conducted by Aviation Sales on the date of the indenture and any business or activities reasonably related, ancillary or complementary to such business or activities amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.


     "NON-RECOURSE DEBT" means Indebtedness:


   (1) as to which neither Aviation Sales nor any of its Restricted
       Subsidiaries:


       (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);


       (b) is directly or indirectly liable (as a guarantor or otherwise); or


       (c) constitutes the lender; and


   (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the notes) of Aviation Sales or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and


   (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Aviation Sales or any of its Restricted Subsidiaries.


     "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.


     "PERMITTED BUSINESS" means any business or activities conducted by Aviation Sales on the date of the indenture and any business or activities related, ancillary or complementary to such business or activities.


     "PERMITTED INVESTMENTS" means:


     (1) any Investment in Aviation Sales or in a Subsidiary Guarantor;


     (2) any Investment in Cash Equivalents;

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

   (3) any Investment by Aviation Sales or any Subsidiary of Aviation Sales in a Person, if as a result of such Investment:


     (a) such Person becomes a Wholly Owned Restricted Subsidiary of Aviation Sales; or


     (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Aviation Sales or a Wholly Owned Restricted Subsidiary of Aviation Sales;


   (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales";


   (5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Aviation Sales; and


   (6) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (6) that are at the time outstanding, not to exceed $10.0 million.


     "PERMITTED JUNIOR SECURITIES" means:


   (1) Equity Interests in Aviation Sales or any Subsidiary Guarantor; or


   (2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt.


     "PERMITTED LIENS" means:


   (1) Liens on assets of Aviation Sales or any Subsidiary Guarantor to secure Senior Debt of Aviation Sales or such Subsidiary Guarantor that was permitted by the terms of the indenture to be incurred;


   (2) Liens in favor of Aviation Sales or a Subsidiary Guarantor;


   (3) Liens on property of a Person existing at the time such Person is merged into or consolidated with Aviation Sales or any Subsidiary of Aviation Sales; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Aviation Sales;


   (4) Liens on property existing at the time of acquisition thereof by Aviation Sales or any Subsidiary of Aviation Sales, provided that such Liens were in existence prior to the contemplation of such acquisition;


   (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;


   (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness;


   (7) Liens existing on the date of the indenture;


   (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, PROVIDED that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made;


   (9) Liens incurred in the ordinary course of business of Aviation Sales or any Subsidiary of Aviation Sales with respect to obligations that do not exceed $10.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by Aviation Sales or such Subsidiary;


   (10) Liens to secure the notes or the Subsidiary Guarantees; and


   (11) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries.


     "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of Aviation Sales or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Aviation Sales or any of its Restricted Subsidiaries (other than intercompany Indebtedness); PROVIDED that:


   (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses);


   (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;


   (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and


   (4) such Indebtedness is incurred either by Aviation Sales or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.


     "RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment.


     "RESTRICTED SUBSIDIARY" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.


     "SENIOR DEBT" means:


   (1) all Indebtedness outstanding under the Credit Facility, all Hedging Obligations with respect thereto and, after a default has occurred and is continuing under the Credit Facility, all other Indebtedness arising from intercompany loans and advances and owing by Aviation Sales or any of the Subsidiary Guarantors which constitutes part of the collateral security for the Credit Facility and such Hedging Obligations, including without limitation, Indebtedness evidenced by intercompany notes pledged or assigned in connection with the Credit Facility;

   (2) any other Indebtedness permitted to be incurred by Aviation Sales or a Subsidiary Guarantor under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and


     (3) all Obligations with respect to the foregoing.


     Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:


   (1) any liability for federal, state, local or other taxes owed or owing by Aviation Sales or a Subsidiary Guarantor;


   (2) any Indebtedness between or among Aviation Sales, any of its Subsidiaries or any of its other Affiliates except to the extent the same is subject to clause (1) above;


   (3) any trade payables; or


   (4) any Indebtedness that is incurred in violation of the indenture.


     "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such regulation is in effect on the date of this prospectus.


     "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.


     "SUBSIDIARY" means, with respect to any Person:


   (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and


   (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).


     "SUBSIDIARY GUARANTORS" means each of:


   (1) Aviation Sales Distribution Services Company, Aviation Sales Bearings Company, Aviation Sales Leasing Company, Aviation Sales Manufacturing Company, Aviation Sales Finance Company, AVS/Kratz-Wilde Machine Company, Aerocell Structures, Inc., AVSRE, L.P., Aviation Sales Property Management Corp., Triad International Maintenance Corporation, Aero Hushkit Corporation, Hydroscience, Inc., Whitehall Corporation, Aviation Sales Maintenance, Repair & Overhaul Company, Aviation Sales SPS I, Inc., Aircraft Interior Design, Inc., Caribe Aviation, Inc. and Apex Manufacturing, Inc.; and


   (2) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

     "UNRESTRICTED SUBSIDIARY" means any Subsidiary that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary:


   (1) has no Indebtedness other than Non-Recourse Debt;


   (2) is not party to any agreement, contract, arrangement or understanding with Aviation Sales or any Restricted Subsidiary of Aviation Sales unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Aviation Sales or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Aviation Sales;


   (3) is a Person with respect to which neither Aviation Sales nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;


   (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Aviation Sales or any of its Restricted Subsidiaries; and


   (5) has at least one director on its board of directors that is not a director or executive officer of Aviation Sales or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Aviation Sales or any of its Restricted Subsidiaries.


     Any designation of a Subsidiary of Aviation Sales as an Unrestricted Subsidiary by the board of directors shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "Certain Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Aviation Sales as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," Aviation Sales shall be in default of such covenant). The board of directors of Aviation Sales may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Aviation Sales of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:


   (1) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;


   (2) no Default or Event of Default would be in existence following such designation; and


   (3) such Subsidiary becomes a Subsidiary Guarantor and executes a Supplemental Indenture and delivers an Opinion of Counsel.


     "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.


     "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:


   (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

   (2) the then outstanding principal amount of such Indebtedness.


     "WHOLLY OWNED RESTRICTED SUBSIDIARY" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.


                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


     The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes by initial purchasers, but does not purport to be a complete analysis of all the potential tax considerations relating thereto (possibly with retroactive effect). This summary is based on the Internal Revenue Code of 1986, as amended, existing, temporary, and proposed Treasury Regulations, and laws, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold notes as "capital assets" as defined in Section 1221 of the Internal Revenue Code. This summary does not address holders subject to special rules, such as tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. Because the amount payable at maturity will not exceed the issue price by more than A DE MINIMUS amount, as those amounts and issue price are determined under the Internal Revenue Code and Treasury Regulations thereunder, the following discussion assumes the notes will not be issued with original issue discount for federal income tax purposes.


     For the purposes of this discussion, a "U.S. holder" means any holder of a note that is:


   (1) a citizen or resident of the United States;


   (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof (except, in the case of a partnership, to the extent future Treasury Regulations provide otherwise);


   (3) an estate the income of which is subject to United States federal income taxation regardless of its source;


   (4) a trust other than a "foreign trust," as defined in Section 7701(a)(31) of the Internal Revenue Code; or


   (5) otherwise subject to United States federal income tax on a net income basis in respect of its worldwide taxable income.


     A "Non-U.S. holder" means any holder of a note that is not a U.S. holder.


     THE FOLLOWING DISCUSSION OF CERTAIN FEDERAL TAX INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES FEDERAL INCOME TAXATION OF U.S. HOLDERS


PAYMENT OF INTEREST


     Stated interest on a note generally will be includable in the income of the U.S. holder of such note as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes.


AMORTIZABLE BOND PREMIUM


     If a U.S. holder purchases a note for an amount in excess of the principal amount the holder will be considered to have purchased the note at a "premium." A U.S. holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method. However, if the note is purchased at a time when the note may be optionally redeemed for an amount that is in excess of its principal amount, special rules would apply that could result in a smaller premium eligible for amortization during the call period and a deferral of the amortization of bond premium until later in the term of the note. The amount amortized in any year will be treated as a reduction of the U.S. holder's interest income from the note. Bond premium on a note held by a U.S. holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt oblibations held or subsequently acquired by electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.


SALE, EXCHANGE OR RETIREMENT OF THE NOTES


     Upon the sale, exchange or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between:


   (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which is taxable as ordinary income); and


   (2) such holder's adjusted tax basis in the note. A holder's adjusted tax basis in a note generally will equal the cost of the note to the U.S. holder, decreased by any bond premium therefore amortized by the U.S. holder with respect to the note. Such capital gain or loss will be long-term capital gain or loss if the note was held by the U.S. holder for more than 12 months. The net capital gain of an individual derived in respect of the notes generally will be taxed at a maximum rate of 20% if it is long-term capital gain.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest of a note and payments of the proceeds of the sale of a note to certain noncorporate holders, and a 31% backup withholding tax may apply to such payments if the U.S. holder:


   (1) fails to furnish or certify his correct taxpayer identification number to the payer in the manner required;


   (2) is notified by the Internal Revenue Service that he has failed to report payments of interest and dividends properly;


   (3) under certain circumstances, fails to certify that he has not been notified by the Internal Revenue Service that he is subject to backup withholding for railure to report interest and dividend payments; or

   (4) the Internal Revenue Service notifies us or our paying agent that the taxpayer identification number furnished by the U.S. holder is incorrect. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.


UNITED STATES FEDERAL TAXATION OF NON-U.S. HOLDERS


     Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. holder generally will not be subject to U.S. federal income tax provided (1) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, and (2) in the case of gains derived by an individual, such individual is not present in the United States for 183 days or more in the taxable year of the disposition.


     Payments of interest on the notes to a Non-U.S. holder will generally not be subject to United States withholding tax if such Non-U.S. holder (1) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Aviation Sales; (2) is not a controlled foreign corporation with respect to which Aviation Sales, directly or indirectly, is a "related person" within the meaning of the Internal Revenue Code; (3) is not a bank making a loan in its ordinary course of business; and
(4) either: (a) the beneficial owner of the note certifies to Aviation Sales or its agent, under penalties of perjury, that such owner is not a United States person and provides its name and address (which certification can be made on IRS Form W-8 or Form W-8BEN) or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business certifies to Aviation Sales or to its agent, under penalties of perjury, that the certification described in clause (a) has been received from the beneficial owner or by another financial institution acting for the beneficial owner. Subject to certain transition rules, final Treasury Regulations which apply to payments after December 31, 1999, also provide that the certification requirements generally will be fulfilled if beneficial owners, including partners of certain foreign partnerships as well as certain foreign partnerships, meet either of the two requirements set forth in clauses (a) and (b) using revised IRS Forms W-8. In addition, certain beneficial owners, including foreign estates or trusts (a fiduciary thereof) and foreign partnerships that have entered into a withholding agreement with the Internal Revenue Service will be required to provide their U.S. "taxpayer identification number" in addition to their name and address on Form W-8. Foreign partnerships and their partners should consult their tax advisors regarding possible additional reporting requirements.


     If a Non-U.S. holder of a note is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business, such Non-U.S. holder, although exempt from U.S. federal withholding tax (provided the Non-U.S. holder files the appropriate certification with Aviation Sales or its U.S. agent) will be subject to U.S. federal income tax on such interest in the same manner as if it were a U.S. holder. In addition, if such Non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (subject to adjustment) for the taxable year unless it qualifies for a lower rate under an applicable income tax treaty.


     If interest on the notes is exempt from United States federal income tax and withholding tax under the rules described above, the notes will not be included in the estate of a deceased Non-U.S. holder for United States federal estate tax purposes.


INFORMATION REPORTING AND BACKUP WITHHOLDING


     Aviation Sales will, where required, report to the holder of notes and the Internal Revenue Service the amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to such payments. Copies of these information returns may also be made available under the provisions of a specific treaty agreement to the tax authorities of the country in which the Non-U.S. holder resides.

     In the case of payments of interest to Non-U.S. holders, Treasury Regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payments on a note issued in registered form with respect to which either the requisite certification, as described above in "United States Federal Taxation of Non-U.S. Holders," has been received or an exemption has otherwise been established; PROVIDED that neither Aviation Sales nor its payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. If payments of principal and interest are made to the beneficial owner of a note by or through the foreign office of a custodian, nominee or other agent of such beneficial owner, or if the proceeds of the sale, exchange or other disposition of a note are paid to the beneficial owner of a note through a foreign office of a "broker" (as defined in the regulations), the proceeds will not be subject ot backup withholding (absent actual knowledge that the payee is a U.S. person). Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the notes by or through a foreign office of a custodian, nominee, agent or broker that is
(1) a U.S. person, (2) a controlled foreign corporation for United States federal income tax purposes, or (3) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, unless such broker has documentary evidence in its file that the holder of the notes is not a United States person, and such broker has no actual knowledge to the contrary, or the holder establishes an exception.


     Subject to certain transition rules, Treasury Regulations were issued which alter the foregoing rules in certain respects and which generally will apply to any payments in respect of a note or proceeds from the sale of a note that are made after December 31, 1999. Among other things, such regulations expand the number of foreign intermediaries that are potentially subject to information reporting and address certain documentary evidence requirements relating to exemption from the general backup withholding requirements. Holders of the notes should consult their tax advisers concerning the possible application of such regulations to any payments made on or with respect to the notes.


     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING


     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Aviation Sales has agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter.

                                             PRINCIPAL
                                              AMOUNT
                                             OF NOTES
NAME                                      --------------
  Salomon Smith Barney Inc. ...........    $
  BT Alex. Brown Incorporated .........
    Total .............................    $85,000,000
                                           -----------

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.


     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus and some of the notes to certain dealers at the public offering price less a
concession not in excess of   % of the principal amount of the notes. The
underwriters may allow, and such dealers may reallow, a concession not in
excess of   % of the principal amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and the other selling terms.


     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Aviation Sales in connection with this offering.

                            PAID BY
                         AVIATION SALES
                        ---------------
   Per note .........                %

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stablizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.


     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.


     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.


     Aviation Sales estimates that its total expenses of this offering will be
$   .


     Aviation Sales has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     The underwriters have performed investment banking and advisory services for Aviation Sales from time to time for which they have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions and perform services for Aviation Sales in the ordinary course of their business.


     Citibank, N.A., an affiliate of Salomon Smith Barney Inc., is the agent and a lender under our credit facility. Aviation Sales intends to use the proceeds from the sale of the notes to repay indebtedness owed to the lenders under the credit facility, , including Citibank, N.A. The offering will be conducted in accordance with Rules 2710 and 2720 of the NASD Conduct Rules.


     Salomon Smith Barney Inc. and BT Alex. Brown Incorporated are acting as underwriters in connection with the concurrent offering of 3.5 million shares of Aviation Sales' common stock, 2.6 million of which are being offered by Aviation Sales. Aviation Sales also intends to use the proceeds from its sale of these shares of common stock to reduce amounts owed to financial institutions (including Citibank, N.A.) under the credit facility.


                      WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.


     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is complete:



  (a)     Our Annual Report on Form 10-K for the year ended December 31, 1998;
  (b)     The description of our common stock contained in our registration statement on Form 8-
          A12B dated May 23, 1996.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:


                            Aviation Sales Company
                             6905 N.W. 25th Street
                             Miami, Florida 33122
                                 (305) 592-4055
                      Attention: Vice President--Finance


     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 LEGAL MATTERS


     Akerman, Senterfitt & Eidson, P.A., a law firm in Miami, Florida will opine as to the validity of the notes offered under this prospectus on behalf of Aviation Sales. Philip B. Schwartz, a shareholder of Akerman Senterfitt, is a director of Aviation Sales and some of the attorneys employed by Akerman Senterfitt beneficially own shares of Aviation Sales's common stock on the date hereof. Certain legal matters relating to the Notes offered hereby will be passed upon on behalf of the Underwriters by Latham & Watkins, a law firm in New York, New York.



                                    EXPERTS


     Aviation Sales' consolidated financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of said firm as experts in giving said report.

                    AVIATION SALES COMPANY AND SUBSIDIARIES


                         INDEX TO FINANCIAL STATEMENTS



                                                                                      PAGE
                                                                                     -----
Report of Independent Certified Public Accountants ...............................    F-2
Consolidated Balance Sheets at December 31, 1997 and 1998 ........................    F-3
Consolidated Statements of Income for the three years ended December 31, 1998 ....    F-4
Consolidated Statements of Stockholders' Equity for the three years ended
 December 31, 1998 ...............................................................    F-5
Consolidated Statements of Cash Flows for the three years ended December 31, 1998     F-6
Notes to Consolidated Financial Statements .......................................    F-7
Financial Statement Schedule:
 Schedule II--Valuation and Qualifying Accounts for the three years ended
   December 31, 1998 .............................................................   F-33

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of Aviation Sales Company:


     We have audited the accompanying consolidated balance sheets of Aviation Sales Company (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviation Sales Company and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Miami, Florida,
 February 9, 1999.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                              DECEMBER 31,
                                                                                        ------------------------
                                                                                            1997         1998
                                        ASSETS                                          -----------   ----------
CURRENT ASSETS:
 Cash and cash equivalents ..........................................................    $   6,237     $ 10,536
 Accounts receivable, net of allowance for doubtful accounts of $7,322 and $12,489 in
   1997 and 1998, respectively ......................................................       82,779      115,974
 Inventories ........................................................................      145,343      277,131
 Deferred income taxes ..............................................................        3,057        5,932
 Other current assets ...............................................................       14,142       16,416
                                                                                         ---------     --------
   Total current assets .............................................................      251,558      425,989
                                                                                         ---------     --------
 EQUIPMENT ON LEASE, net of accumulated amortization of $3,627 and $3,014 in
   1997 and 1998, respectively ......................................................       22,758       28,354
                                                                                         ---------     --------
 FIXED ASSETS, net ..................................................................       38,061       69,744
                                                                                         ---------     --------
 AMOUNTS DUE FROM RELATED PARTIES ...................................................        2,891        2,204
                                                                                         ---------     --------
 OTHER ASSETS:
  Goodwill, net .....................................................................       17,712       56,936
  Deferred income taxes .............................................................        1,485           --
  Deferred financing costs, net .....................................................        2,676        8,104
  Other assets ......................................................................        4,191        8,046
                                                                                         ---------     --------
   Total other assets ...............................................................       26,064       73,086
                                                                                         ---------     --------
   Total assets .....................................................................    $ 341,332     $599,377
                                                                                         =========     ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ...................................................................    $  31,500     $ 50,931
 Accrued expenses ...................................................................       21,318       26,317
 Current portion of notes payable ...................................................       12,541        4,908
 Current portion of capital lease obligations .......................................           84           84
 Revolving loan .....................................................................       96,127      174,007
                                                                                         ---------     --------
   Total current liabilities ........................................................      161,570      256,247
                                                                                         ---------     --------
LONG-TERM LIABILITIES:
 Senior subordinated notes ..........................................................           --      164,163
 Notes payable, net of current portion ..............................................       52,876       18,881
 Capital lease obligations, net of current portion ..................................        4,174        4,133
 Deferred income ....................................................................          962        1,371
 Other long-term liabilities ........................................................          471          284
                                                                                         ---------     --------
   Total long-term liabilities ......................................................       58,483      188,832
                                                                                         ---------     --------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)
STOCKHOLDERS' EQUITY:
 Preferred stock, $.01 par value, 1,000,000 shares authorized, none outstanding .....           --           --
 Common stock, $.001 par value, 30,000,000 shares authorized, 13,362,568 shares
   outstanding in 1997 and 12,515,809 shares issued and outstanding in 1998 .........           13           12
 Additional paid-in capital .........................................................       72,962       64,344
 Retained earnings ..................................................................       64,449       89,942
                                                                                         ---------     --------
                                                                                           137,424      154,298
 Less treasury stock (1,111,562 shares at December 31, 1997), at cost ...............      (16,145)          --
                                                                                         ---------     --------
   Total stockholders' equity .......................................................      121,279      154,298
                                                                                         ---------     --------
   Total liabilities and stockholders' equity .......................................    $ 341,332     $599,377
                                                                                         =========     ========

        The accompanying notes are an integral part of these consolidated balance sheets.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                              YEARS ENDED DECEMBER 31,
                                                                      -----------------------------------------
                                                                          1996           1997           1998
                                                                      -----------   -------------   -----------
Operating revenues:
 Sales of products, net ...........................................    $155,857       $ 244,340      $359,245
 Services and other ...............................................      75,877          78,198       141,571
                                                                       --------       ---------      --------
                                                                        231,734         322,538       500,816
Cost of sales and services ........................................     169,787         244,758       372,728
                                                                       --------       ---------      --------
Gross profit ......................................................      61,947          77,780       128,088
Operating expenses ................................................      33,958          52,782        66,719
                                                                       --------       ---------      --------
Income from operations ............................................      27,989          24,998        61,369
Interest expense ..................................................       5,411           8,059        21,343
Other (income) expense ............................................        (461)          4,696          (196)
                                                                       --------       ---------      --------
Income before income taxes, equity (income) losses of affiliate and
  extraordinary item ..............................................      23,039          12,243        40,222
Income tax expense ................................................       1,617           7,260        15,486
                                                                       --------       ---------      --------
Income before equity (income) losses of affiliate and
  extraordinary item ..............................................      21,422           4,983        24,736
Equity (income) losses of affiliate, net of income taxes ..........        (255)            139        (1,356)
                                                                       --------       ---------      --------
Income before extraordinary item ..................................      21,677           4,844        26,092
Extraordinary item, net of income taxes ...........................       1,862              --           599
                                                                       --------       ---------      --------
  Net income ......................................................    $ 19,815       $   4,844      $ 25,493
                                                                       ========       =========      ========
BASIC EARNINGS PER SHARE:
 Income before extraordinary item .................................    $   2.04       $    0.40      $   2.13
 Extraordinary item, net of income taxes ..........................        0.18              --          0.05
                                                                       --------       ---------      --------
 Net income .......................................................    $   1.86       $    0.40      $   2.08
                                                                       ========       =========      ========
DILUTED EARNINGS PER SHARE:
 Income before extraordinary item .................................    $   2.01       $    0.39      $   2.06
 Extraordinary item, net of income taxes ..........................        0.17              --          0.05
                                                                       --------       ---------      --------
 Net income .......................................................    $   1.84       $    0.39      $   2.01
                                                                       ========       =========      ========
PRO FORMA BASIC EARNINGS PER SHARE (See Note 10):
 Pro forma income before extraordinary item .......................    $   1.38
 Extraordinary item, net of income taxes ..........................        0.18
                                                                       --------
 Pro forma net income .............................................    $   1.20
                                                                       ========
PRO FORMA DILUTED EARNINGS PER SHARE (See Note 10):
 Pro forma income before extraordinary item .......................    $   1.36
 Extraordinary item, net of income taxes ..........................        0.17
                                                                       --------
 Pro forma net income .............................................    $   1.19
                                                                       ========

      The accompanying notes are an integral part of these consolidated financial statements.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                               COMMON STOCK
                                          -----------------------  ADDITIONAL
                                                                     PAID-IN
                                              SHARES      AMOUNT     CAPITAL
                                          -------------- -------- ------------
BALANCE AS OF
 DECEMBER 31, 1995 ......................   10,175,788     $ 10    $   12,732
 Net income .............................           --       --            --
 Stock options exercised ................       33,738       --           413
 Distribution to partners prior to
   public offering ......................           --       --            --
 Payments to J/T Aviation Partners
   (Note 1) .............................     (575,000)      (1)       (4,262)
 Net proceeds from sale of common
   stock ................................    3,737,500        4        64,572
                                            ----------     ----    ----------
BALANCE AS OF
 DECEMBER 31, 1996 ......................   13,372,026       13        73,455
 Impact of immaterial poolings
   (Note 2) .............................           --       --           583
 Net income .............................           --       --            --
 Stock options exercised ................       47,542       --           872
 Gain on litigation settlement with
   former employee (Note 7) .............      (75,000)      --        (2,625)
 Issuance of common stock to
   employees (Note 6) ...................       18,000       --           677
                                            ----------     ----    ----------
BALANCE AS OF
 DECEMBER 31, 1997 ......................   13,362,568       13        72,962
 Net income .............................           --       --            --
 Stock issued in Caribe acquisition
   (Note 2) .............................      182,143       --         5,720
 Rescinded stock grant (Note 6) .........      (18,000)      --            --
 Stock options execised .................      100,660       --         1,806
 Retirement of treasury stock ...........   (1,111,562)      (1)      (16,144)
                                            ----------     -----   ----------
BALANCE AS OF
 DECEMBER 31, 1998 ......................   12,515,809     $ 12    $   64,344
                                            ==========     ====    ==========



                                                            TREASURY STOCK              TOTAL
                                           RETAINED  -----------------------------  STOCKHOLDERS'
                                           EARNINGS       SHARES         AMOUNT        EQUITY
                                          ---------- --------------- ------------- --------------
BALANCE AS OF
 DECEMBER 31, 1995 ......................  $ 47,697     (1,111,562)    $ (16,145)    $  44,294
 Net income .............................    19,815             --            --        19,815
 Stock options exercised ................        --             --            --           413
 Distribution to partners prior to
   public offering ......................    (3,042)            --            --        (3,042)
 Payments to J/T Aviation Partners
   (Note 1) .............................    (5,898)            --            --       (10,161)
 Net proceeds from sale of common
   stock ................................        --             --            --        64,576
                                           --------     ----------     ---------     ---------
BALANCE AS OF
 DECEMBER 31, 1996 ......................    58,572     (1,111,562)      (16,145)      115,895
 Impact of immaterial poolings
   (Note 2) .............................     1,033             --            --         1,616
 Net income .............................     4,844             --            --         4,844
 Stock options exercised ................        --             --            --           872
 Gain on litigation settlement with
   former employee (Note 7) .............        --             --            --        (2,625)
 Issuance of common stock to
   employees (Note 6) ...................        --             --            --           677
                                           --------     ----------     ---------     ---------
BALANCE AS OF
 DECEMBER 31, 1997 ......................    64,449     (1,111,562)      (16,145)      121,279
 Net income .............................    25,493             --            --        25,493
 Stock issued in Caribe acquisition
   (Note 2) .............................        --             --            --         5,720
 Rescinded stock grant (Note 6) .........        --             --            --            --
 Stock options execised .................        --             --            --         1,806
 Retirement of treasury stock ...........        --      1,111,562        16,145            --
                                           --------     ----------     ---------     ---------
BALANCE AS OF
 DECEMBER 31, 1998 ......................  $ 89,492             --     $      --     $ 154,298
                                           ========     ==========     =========     =========

      The accompanying notes are an integral part of these consolidated financial statements.

                    AVIATION SALES COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)


                                                                                             YEARS ENDED DECEMBER 31,
                                                                                    ------------------------------------------
                                                                                        1996          1997            1998
                                                                                    -----------   ------------   -------------
CASH FLOW FROM OPERATING ACTIVITIES:
 Net income .....................................................................    $  19,815     $   4,844      $   25,493
 Adjustments to reconcile net income to net cash used in operating activities:
  Depreciation and amortization .................................................        4,035         5,619          11,350
  Proceeds from sale of equipment on lease, net of gain .........................           --         3,797           1,289
  Gain on sale of fixed assets ..................................................          (11)           --             (72)
  Equity (income) losses of affilliate, net of income taxes .....................         (255)          139          (1,356)
  Write-off of preferred stock ..................................................           --         4,500              --
  Provision for doubtful accounts ...............................................        1,954         8,157           1,692
  Deferred income taxes .........................................................       (5,379)          279          (1,106)
  Extraordinary item, net of income taxes .......................................        1,862            --             599
  Issuance of common stock to employees .........................................           --           677              --
  Gain on litigation settlement with former employee ............................           --        (2,625)             --
 Increase in accounts receivable, net ...........................................      (13,430)      (28,782)         (3,012)
 Increase in inventories ........................................................      (21,264)      (58,523)       (102,224)
 Increase in other current assets ...............................................       (4,398)       (8,458)         (1,147)
 (Increase) decrease in other assets ............................................          318          (882)         (1,562)
 Increase in accounts payable ...................................................        2,434         8,322          10,589
 Increase (decrease) in accrued expenses ........................................        2,539         8,804         (11,824)
 Increase in deferred income ....................................................           13            72             409
 Increase (decrease) in other liabilities .......................................         (297)          322             (72)
                                                                                     ---------     ---------      ----------
    Net cash used in operating activities .......................................      (12,064)      (53,738)        (70,954)
                                                                                     ---------     ---------      ----------
CASH FLOW FROM INVESTING ACTIVITIES:
 Cash used in acquisitions, net of cash acquired ................................       (8,954)      (41,447)        (75,703)
 Purchases of fixed assets ......................................................       (5,549)       (8,133)        (16,618)
 Purchases of equipment on lease ................................................       (7,830)      (10,528)        (23,410)
 Proceeds from sale of electronics business .....................................           --         1,720              --
 Proceeds from sale of fixed assets .............................................           11            --             751
 Payments from related parties ..................................................          117            23             687
                                                                                     ---------     ---------      ----------
    Net cash used in investing activities .......................................      (22,205)      (58,365)       (114,293)
                                                                                     ---------     ---------      ----------
CASH FLOW FROM FINANCING ACTIVITIES:
 Borrowings of amounts under senior debt facility ...............................    $  41,013     $ 113,433      $   77,880
 Proceeds from sale of common stock .............................................       64,576            --              --
 Proceeds from issuance of senior subordinated notes ............................           --            --         164,002
 Repayment of amounts outstanding under senior debt facility ....................      (61,521)       (6,643)        (56,190)
 Payments to J/T Aviation Partners ..............................................      (10,161)           --              --
 Distribution to partners--prior to public offering .............................       (3,042)           --              --
 Proceeds from note to prior owners of Kratz-Wilde ..............................           --         2,200              --
 Proceeds from equipment loans ..................................................          822         7,200          10,488
 Payments on equipment loans ....................................................           --          (452)           (921)
 Payments on capital leases .....................................................           --            --             (41)
 Stock options exercised ........................................................          413           872           1,806
 Payment of deferred financing costs ............................................       (1,548)       (2,188)         (7,478)
                                                                                     ---------     ---------      ----------
    Net cash provided by financing activities ...................................       30,552       114,422         189,546
                                                                                     ---------     ---------      ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ............................       (3,717)        2,319           4,299
                                                                                     ---------     ---------      ----------
CASH AND CASH EQUIVALENTS, beginning of period ..................................        7,635         3,918           6,237
                                                                                     ---------     ---------      ----------
CASH AND CASH EQUIVALENTS, end of period ........................................    $   3,918     $   6,237      $   10,536
                                                                                     =========     =========      ==========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
 ACTIVITIES: ....................................................................
  Promissory notes received for sales of electronics business ...................    $      --     $     864      $       --
  Disposition of ocean systems business' assets in exchange for preferred stock:
   Inventory ....................................................................        3,943            --              --
   Fixed assets, net ............................................................          557            --              --
   Investment in preferred stock ................................................       (4,500)           --              --
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Interest paid ..................................................................    $   4,946     $   6,655      $   15,684
                                                                                     =========     =========      ==========
 Income taxes paid ..............................................................    $   6,722     $   6,661      $   18,669
                                                                                     =========     =========      ==========

The accompanying notes are an integral part of these consolidated financial statements.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION AND OPERATIONS


     Aviation Sales Company ("ASC") is a Delaware corporation. The operations of ASC were initially conducted by two predecessor partnerships, AJT Capital Partners, which was formed in February of 1992 to acquire certain aircraft and spare parts owned by Eastern Air Lines, Inc., and ASC Acquisition Partners, L.P. (the "Partnership"), which was formed in November of 1994 to acquire the Aviation Sales Company business unit from Aviall Services, Inc.


     ASC was organized on June 26, 1996, when: (i) all but one of the parties holding interests in the Partnership contributed their interests in the Partnership to ASC in exchange for 2,924 shares of ASC's common stock, and (ii) one of the parties holding an interest in the Partnership, J/T Aviation Partners ("J/T"), contributed its interest in the Partnership to ASC in exchange for 1,501 shares of ASC's common stock and an amount equal to the proceeds to be received by ASC for 575 shares of common stock sold in ASC's initial public offering (the "IPO"), as more completely described below. For periods prior to the closing of the IPO, the 4,425 shares issued to the partners and the 575 shares of common stock, the net proceeds in respect of which were paid to J/T, are presented as outstanding.


     In July 1996, ASC completed its IPO of 3,738 shares of its common stock at $19 per share raising net proceeds, after expenses, of $64,576. Of such proceeds, $10,161 was used to pay indebtedness due to J/T in connection with the formation of the Company and the balance of which was used to repay senior and subordinated indebtedness. See Note 5.


     On July 31, 1998, ASC acquired Whitehall Corporation ("Whitehall") for consideration of 2,844 shares of ASC common stock. Under the terms of the acquisition agreement, each share of Whitehall common stock was exchanged for
 .5143 shares of ASC common stock. The acquisition of Whitehall has been accounted for under the pooling of interests method of accounting. The accompanying consolidated financial statements give retroactive effect to the acquisition of Whitehall. All share amounts have been restated to include the conversion of the Whitehall common stock to ASC common stock in the merger and a two for one stock split effected by Whitehall in March 1997. The operations of ASC and Whitehall retroactively consolidated are referred to herein as the operations of the Company.


ACCOUNTING ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


PRINCIPLES OF CONSOLIDATION


     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

RECLASSIFICATIONS


     Certain 1996 and 1997 account balances have been reclassified to be consistent with the 1998 financial statement presentation.



CASH AND CASH EQUIVALENTS


     The Company considers all deposits with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at December 31, 1997 and 1998, include cash held by the Company in demand deposit accounts.




REVENUE RECOGNITION


     Sales of aircraft parts and repairs are recognized as product sales when a unit is shipped and title has passed to the customer or when a repaired unit is returned to the customer. The Company records reserves for estimated sales returns in the period sales are made. Reserves for returns as of December 31, 1997 and 1998 were $1,741 and $1,399, respectively. The Company also warehouses and sells inventories on behalf of others under consignment arrangements. The Company records sales of aircraft parts from consignment inventories as product sales upon shipment of the unit. The Company exchanges rotable parts in need of service or overhaul for new, overhauled or serviceable parts in its inventory for a fee. Fees on exchanges are recorded as product sales at the time the unit is shipped.


     Aircraft maintenance service revenues are recognized when services are performed and unbilled receivables are recorded. Unbilled receivables are billed on the basis of contract terms (which are generally on completion of an aircraft) and deliveries. The Company also performs inventory repair management and warehouse management services to customers on a contractual basis. These service fees are recorded in revenue over the course of the contract as the services are rendered. Gain on sale of equipment on lease is included in services and other revenue.



INVENTORIES


     Inventories, which consist primarily of aircraft parts, are stated at the lower of cost or market on primarily a specific identification basis. In instances where bulk purchases of inventory items are made, cost is determined based upon an allocation by management of the bulk purchase price to the individual components. Expenditures required for the recertification of parts are capitalized as inventory and are expensed as the parts associated with the recertification are sold. The Company enters into consignment arrangements for bulk quantities of inventory items. Costs to disassemble and warehouse bulk items are carried as inventory and expensed as the consigned items are sold. The

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) Company maintains raw materials and work in progress inventories in support of its manufacturing and maintenance, repair and overhaul activities. At December 31, 1997 and 1998, inventories consisted of the following:


                                                            1997          1998
                                                        -----------   -----------
   Finished goods including aircraft parts ..........    $131,582      $248,430
   Work in progress .................................       2,115         7,626
   Raw materials ....................................      11,646        21,075
                                                         --------      --------
                                                         $145,343      $277,131
                                                         ========      ========

EQUIPMENT ON LEASE


     The Company leases engines and spare parts inventories to the airline industry on a worldwide basis through operating leases. Operating lease income is recognized on a straight-line basis over the term of the underlying leases. The cost of equipment on lease is amortized, principally on a straight-line basis, to the estimated remaining net realizable value over the lease term or the economic life of the equipment.


FIXED ASSETS, NET


     At December 31, 1997 and 1998, fixed assets, net consisted of the following:



                                               1997           1998
                                           ------------   ------------
   Land ................................    $   1,307      $   1,397
   Buildings ...........................        8,770         12,889
   Machinery and equipment .............       28,171         48,782
   Furniture and fixtures ..............        6,763          4,817
   Leasehold improvements ..............       10,259         25,440
                                            ---------      ---------
                                               55,270         93,325
     Accumulated depreciation ..........      (17,209)       (23,581)
                                            ---------      ---------
                                            $  38,061      $  69,744
                                            =========      =========

     For financial reporting purposes, the Company provides for depreciation of fixed assets using the straight-line method at annual rates sufficient to amortize the cost of the assets less estimated salvage values over their estimated useful lives. Estimated useful lives range from 3 to 20 years for the Company's fixed assets.


     Maintenance and repair expenditures are charged to expense as incurred, and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets which are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.


     Depreciation expense amounted to $1,843, $3,120 and $6,501 for the years ended December 31, 1996, 1997 and 1998, respectively.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

INVESTMENTS


     In November 1996, Whitehall sold substantially all of the assets related to its ocean systems business in exchange for 818 shares of the buyer's preferred stock, which carries a liquidation preference of $5.50 per share. The preferred stock is convertible at the Company's election after December 31, 1997 into shares of the buyer's common stock at a 45% conversion rate. In 1996, Whitehall considered this investment as one that would be held to maturity and that its carrying value of $4,500 approximated its fair market value. The carrying value was the net cost of the assets exchanged for the stock. However, although the buyer of the ocean systems business provided additional capital and new management, the continuing decline in defense spending and other concerns caused Whitehall's management in 1997 to reevaluate the value of this preferred stock. As a result, other (income) expense in the accompanying 1997 statement of income contains a $4,500 write-off of the value of the preferred stock.


     In March 1997, Whitehall sold its electronics business for approximately $2,764, consisting of approximately $1,900 in cash and $864 in 10% promissory notes.


     During 1994, Whitehall obtained a 40% ownership interest in a joint venture involved in the development of aircraft-related technology for an initial investment of $1. The Company accounts for its investment in the joint venture under the equity method. In 1994, Whitehall loaned $2,000 to the joint venture, which is evidenced by a promissory note which accrues interest at a maximum rate of 5% per annum. Principal and accrued interest became due on January 5, 1999. Management is evaluating the possibility of extending the note or converting the note and accrued interest into a capital contribution. The note is secured by certain assets of the joint venture.


     Summarized balance sheet information for the joint venture as of December 31, 1997 and 1998 is as follows:


                                           1997          1998
                                       -----------   -----------
   Current assets ..................    $ 14,358      $ 18,294
   Noncurrent assets ...............       2,782         1,351
   Current liabilities .............      12,489         8,150
   Noncurrent liabilities ..........       2,000         2,000

     Summarized results of operations for the joint venture for the years ended December 31, 1996, 1997 and 1998 is as follows:


                                      1996          1997          1998
                                  -----------   -----------   -----------
   Net sales ..................    $ 11,520      $ 17,810      $ 45,483
   Gross profit ...............       4,104         3,578         7,754
   Net income (loss) ..........       1,044          (569)        5,557

INTANGIBLE ASSETS

     The costs associated with obtaining financing are included in the accompanying consolidated balance sheets as deferred financing costs and are being amortized over the initial terms of the loans

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

to which such costs relate. Amortization expense for the years ended December 31, 1996, 1997 and 1998 was $616, $386 and $949, respectively. In February 1998 the Company completed the offering and sale of $165,000 of its senior subordinated notes and used a portion of the proceeds to retire existing term and revolving indebtedness. In connection with these transactions, the Company wrote off the deferred financing costs related to the term loans. See Note 5.


     The cost and accumulated amortization of deferred financing costs as of December 31, 1997 and 1998 is as follows:


                                            1997         1998
                                         ----------   ----------
   Deferred financing costs:
    Original basis ...................    $ 3,244      $  9,378
    Accumulated amortization .........       (568)       (1,274)
                                          -------      --------
                                          $ 2,676      $  8,104
                                          =======      ========

     The excess of the purchase price over the fair values of the net assets acquired from Kratz-Wilde Machine Company, Inc., Caribe Aviation, Inc. and Triad International Maintenance Corporation were approximately $17,902, $9,703 and $31,200, respectively. These amounts have been recorded as goodwill, which are being amortized on a straight-line basis over 20 years. Amortization expense for the years ended December 31, 1997 and 1998 was $190 and $1,679, respectively.


     Goodwill and accumulated amortization as of December 31, 1997 and 1998 is as follows:


                                             1997          1998
                                         -----------   -----------
   Goodwill:
    Original basis ...................    $ 17,902      $ 58,805
    Accumulated amortization .........        (190)       (1,869)
                                          --------      --------
                                          $ 17,712      $ 56,936
                                          ========      ========

     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of intangible assets or whether the remaining balance of intangible assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible assets in measuring their recoverability.


DEFERRED INCOME


     Advance payments and deposits received on operating leases are initially deferred and subsequently recognized as the Company's obligations under the lease agreements are fulfilled.


ENVIRONMENTAL COSTS


     Environmental expenditures that relate to current operations are expensed. Remediation costs that relate to existing conditions caused by past operations are accrued when it is probable that these

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

costs will be incurred and can be reasonably estimated. Environmental costs are included in operating expenses in the accompanying consolidated statements of income.


STOCK COMPENSATION PLANS


     The Company accounts for the fair value of its grants under its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") on January 1, 1996.


INCOME TAXES


     Prior to June 26, 1996, the business of ASC was conducted by the Partnership and therefore was not subject to income taxes. ASC, as a result of its organization and the transfer of the net assets of the Partnership to it, became subject to federal and state income taxes. At that time, ASC adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred income taxes, which arose primarily as a result of temporary differences between the Partnership's book and tax basis of certain assets and liabilities, were recorded, resulting in an adjustment to the Company's reported earnings in the period of adoption. A deferred income tax benefit of $914 was credited to operations at the time of adoption. The transfer of J/T's interest in the Partnership to ASC described in Note 1 resulted in a step-up in basis in ASC's net assets for tax purposes. As a result, during 1996, a deferred tax benefit of $3,962 was recorded. See Note 11.


     Prior to the merger, Whitehall filed a consolidated federal income tax return with its subsidiaries. Deferred federal income taxes have been provided for temporary differences between tax and financial reporting resulting primarily from depreciation provisions, allowances and expense accruals.


     Under SFAS 109, deferred tax assets or liabilities are computed based upon the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance would be included in the provision for deferred income taxes in the period of change.


FINANCIAL INSTRUMENTS


     The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturity of the instruments and the provision for what management believes to be adequate reserves for potential losses. Management believes the fair value of long-term debt approximates the carrying amount of long-term debt in the accompanying consolidated balance sheets as the Company's variable rate long-term debt reprices to market and its fixed rate long-term debt is at what management believes to be fair market interest rates.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 1--GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS


     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), was issued by the Financial Accounting Standards Board in June 1997. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. The objective of SFAS 130 is to report a measure (comprehensive income) of all changes in equity of an enterprise that result from transactions and other economic events in a period other than transactions with owners. The Company adopted SFAS 130 effective January 1, 1998. The adoption of SFAS 130 did not have a material impact on the Company's consolidated financial statements. No additional disclosure is required as net income is the same as comprehensive income for all periods presented.


     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual and interim financial reports to shareholders. It also establishes standards for related disclosures about an enterprise's business segments, products, services, geographic areas and major customers. SFAS No. 131, which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers, requires that a public company report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. SFAS No. 131 requires that a public company report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. The Company adopted SFAS No. 131 effective December 31, 1998. Management operates the business of the Company as a single operating segment. As a result, no additional disclosure was required.


     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("ACSEC") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. The Company adopted SOP 98-1 prospectively on January 1, 1999. Management does not believe that the adoption of SOP 98-1 will have a material effect on the Company's financial position or results of operations.


     In April 1998, the ACSEC issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 establishes standards for the reporting and disclosure of start-up costs, including organization costs. The Company adopted SOP 98-5 effective on January 1, 1999. Management does not believe that the adoption of SOP 98-5 will have a material effect on the Company's financial position or results of operations.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 2--BUSINESS COMBINATIONS


ACQUISITIONS ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING


     In August 1996, the Company completed the acquisition of certain assets of the business of Dixie Bearings, Incorporated ("Dixie") for approximately $9,000 in cash. The historical operations of Dixie, when compared to the historical operations of the Company, are not significant.


     In July 1997, Whitehall completed the acquisition of an aircraft maintenance facility for approximately $6,700 in cash and assumed liabilities. This acquisition involved the purchase of inventories, equipment, and certain intangible assets.


     In October 1997, the Company completed the acquisition of substantially all of the assets of the business of Kratz-Wilde Machine Company, a Kentucky corporation ("Kratz-Wilde") for $39,600 in cash and notes and the assumption of certain liabilities of Kratz-Wilde in the approximate amount of $2,200. (See
Note 5).


     In March 1998, the Company completed the acquisition of Caribe Aviation, Inc. ("Caribe") and Caribe's wholly owned subsidiary Aircraft Interior Design, Inc. ("AIDI") for $23,300, consisting of $5,000 in cash, and $5,000 in promissory notes payable over two years; the issuance of 182 shares of the Company's common stock; and the repayment of approximately $7,600 of indebtedness owed by Caribe and AIDI to a financial institution.


     In September 1998, the Company completed the acquisition of Triad International Maintenance Corporation ("TIMCO") for $63,300 in cash. (See Note
5). Additionally, as a part of the transaction, the Company agreed to guarantee certain industrial revenue bond financing incurred in connection with the development of TIMCO's Greensboro operating facilities, in the approximate amount of $11,700 and the Company has posted an irrevocable letter of credit to secure its obligations thereunder.


     The Company's acquisitions of Dixie, Aero Corp-Macon, Kratz-Wilde, Caribe, AIDI and TIMCO have been accounted for under the purchase method of accounting and accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition, and their results of operations have been included in the accompanying consolidated financial statements from the date of acquisition.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 2--BUSINESS COMBINATIONS--(CONTINUED)

     Unaudited pro forma consolidated results of operations assuming the Aero Corp-Macon, Kratz-Wilde, Caribe, AIDI and TIMCO acquisitions had occurred at the beginning of the periods presented are as follows:


                                                                            DECEMBER 31,
                                                                    -----------------------------
                                                                         1997            1998
                                                                    -------------   -------------
                                                                        (IN THOUSANDS, EXCEPT
                                                                         EARNINGS PER SHARE)
   Revenue ......................................................     $ 503,100       $ 614,900
   Income before extraordinary item .............................         3,700          28,000
   Net income ...................................................         3,700          27,415
   Diluted earnings per share before extraordinary item .........     $    0.29       $    2.15

     The unaudited pro forma results of operations are presented for informational purposes only and may not necessarily reflect the future results of operations of the Company or what the results of operations would have been had the Company owned and operated these businesses as of January 1, 1997.


ACQUISITIONS ACCOUNTED FOR UNDER THE POOLING OF INTERESTS METHOD OF ACCOUNTING


     Shares issued to consummate acquisitions accounted for under the pooling of interests method of accounting are reflected as outstanding for all periods presented in the accompanying financial statements.


     In December 1996, the Company acquired AvEng Trading Partners, Inc. ("AvEng"), a company that was formed in 1995, for consideration of 400 shares of the Company's common stock. The acquisition was accounted for using the pooling of interests method of accounting.


     In September 1997, the Company acquired Aerocell Structures, Inc. ("Aerocell") for consideration of 621 shares of the Company's common stock. Although the acquisition was accounted for using the pooling of interests method of accounting, the accompanying consolidated financial statements prior to 1997 have not been restated to give retroactive effect to the acquisition due to the immateriality of the restated amounts.


     In December 1997, the Company acquired Apex Manufacturing, Inc. ("Apex") for consideration of 239 shares of the Company's common stock. Although the acquisition was accounted for using the pooling of interests method of accounting, the accompanying consolidated financial statements prior to 1997 have not been restated to give retroactive effect for the acquisition due to the immateriality of the restated amounts.


     In July 1998, the Company acquired Whitehall for consideration of 2,844 shares of the Company's common stock. The acquisition was accounted for using the pooling of interests method of accounting and thus, the accompanying consolidated financial statements have been restated to give retroactive effect for the acquisition for all periods presented.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 2--BUSINESS COMBINATIONS--(CONTINUED)

     Details of the results of operations of ASC and the pooled entities for the periods before the pooling of interest combinations were consummated are as follows:



                                                           1996           1997           1998
                                                       ------------   ------------   ------------
   Revenue:
    ASC ............................................    $ 152,271      $ 230,181      $ 414,318
    AvEng, Aerocell and Apex .......................        9,293         26,566             --
    Whitehall ......................................       70,170         65,791         86,498
                                                        ---------      ---------      ---------
                                                        $ 231,734      $ 322,538      $ 500,816
                                                        =========      =========      =========
   Income from operations before extraordinary item:
    ASC ............................................    $  16,553      $  13,653      $  19,977
    AvEng, Aerocell and Apex .......................          807          3,128             --
    Whitehall ......................................        4,317        (11,937)         6,115
                                                        ---------      ---------      ---------
                                                        $  21,677      $   4,844      $  26,092
                                                        =========      =========      =========

PURCHASE PRICE ALLOCATIONS


     The purchase price allocations for business combinations accounted for under the purchase method of accounting (including historical accounts of immaterial acquisitions accounted for under the pooling of interests method of accounting) were as follows:


                                                                        YEAR ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                    1996           1997           1998
                                                                    ----           ----           ----
   Accounts receivable ......................................    $ 2,898       $  7,011      $  31,874
   Inventories ..............................................      6,000          8,803         15,057
   Prepaid expenses .........................................         --             19          1,127
   Deposits and other .......................................         --            619            483
   Fixed assets .............................................        100         21,962         22,245
   Goodwill .................................................         --         17,902         40,903
   Accounts payable .........................................        (44)        (2,328)        (8,842)
   Accrued expenses .........................................         --         (2,632)       (16,424)
   Deferred income taxes ....................................         --           (557)            --
   Notes payable ............................................         --         (3,446)        (5,000)
   Capital lease obligations ................................         --         (4,290)            --
   Common stock issued ......................................         --         (1,616)        (5,720)
                                                                 -------       --------      ---------
    Cash used in acquisitions, net of cash acquired .........    $ 8,954       $ 41,447      $  75,703
                                                                 =======       ========      =========

NOTE 3--ACCOUNTS RECEIVABLE


     The Company distributes products to commercial airlines, air cargo carriers, distributors, maintenance facilities, corporate aircraft operators and other related companies. The Company performs periodic credit evaluations of its customers' financial conditions and provides allowances for

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



NOTE 3--ACCOUNTS RECEIVABLE--(CONTINUED)

doubtful accounts as required. No customer represented greater than 10 percent of revenues or accounts receivable for the years ended December 31, 1996, 1997 or 1998. Accrued sales not billed for aircraft maintenance services are billed on the basis of contract terms (which are generally on completion of an aircraft) and deliveries. Accrued sales not billed amounted to $6,578 and $23,862 at December 31, 1997 and 1998, respectively, and are included in accounts receivable in the accompanying consolidated balance sheets. All accrued amounts at December 31, 1998 are expected to be billed and collected in 1999.


     In April 1997, the Company was awarded the United States Air Force C-130 maintenance contract, which was subsequently canceled in June 1997 at the convenience of the government. The C-130 contract provides for reimbursement by the United States Air Force of costs incurred during its operation. At December 31, 1997, the Company recorded a $2,800 net receivable from the government for these costs, which was the Company's best estimate of the amount it will collect for the claim it has made. During 1998, the Company collected approximately $750 from the government related to this claim. The Company is currently negotiating a termination settlement with the government.


NOTE 4--EQUIPMENT ON LEASE


     In the normal course of business, the Company leases engines and spare parts to third parties pursuant to noncancelable operating leases ranging from one to ten years. The cost and accumulated amortization of equipment on lease are as follows:


                                                 DECEMBER 31,
                                           -------------------------
                                                1997          1998
                                                ----          ----
   Equipment on lease, at cost .........    $ 26,385      $ 31,368
   Accumulated amortization ............      (3,627)       (3,014)
                                            --------      --------
                                            $ 22,758      $ 28,354
                                            ========      ========

     Deposits of $962 and $799, respectively, received on outstanding leases are recorded as deferred income in the accompanying consolidated balance sheets and will be applied in connection with the final settlement of these leases.


     Amortization expense on equipment on lease amounted to $1,576, $1,923, and $2,018 for the years ended December 31, 1996, 1997 and 1998, respectively.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 4--EQUIPMENT ON LEASE--(CONTINUED)

     Future minimum lease receivables under outstanding leases are as follows:



YEARS ENDING DECEMBER 31,
---------------------------
      1999 ................    $  5,762
      2000 ................       4,894
      2001 ................       4,442
      2002 ................       3,429
      2003 ................       2,772
      Thereafter ..........      10,010
                               --------
                               $ 31,309
                               ========

NOTE 5--NOTES PAYABLE AND REVOLVING LOAN


     At December 31, 1997 and 1998, notes payable and revolving loan consisted of the following:



                                                                   DECEMBER 31,
                                                           ----------------------------
                                                                1997           1998
                                                           -------------   ------------
   Revolving loan ......................................    $   96,127      $  174,007
   Amended term loans ..................................        55,643              --
   Senior subordinated notes, net of discount ..........            --         164,163
   Term loan--purchased assets .........................           546              --
   Term loan--leased assets ............................         7,028          16,589
   Note payable to prior owners of Kratz-Wilde .........         2,200           2,200
   Note payable to prior owner of Caribe ...............            --           5,000
                                                            ----------      ----------
                                                               161,544         361,959
   Less--current maturities ............................      (108,668)       (178,915)
                                                            ----------      ----------
   Net long-term notes payable .........................    $   52,876      $  183,044
                                                            ==========      ==========

     Future maturities of notes payable and revolving loan at December 31, 1998 are as follows:



YEARS ENDING DECEMBER 31,
---------------------------
     1999 .................    $ 178,915
     2000 .................        5,247
     2001 .................        1,659
     2002 .................        5,595
     2003 .................        6,380
     Thereafter ...........      164,163
                               ---------
                               $ 361,959
                               =========

SENIOR CREDIT FACILITY


     Prior to July 2, 1996, the Company financed its working capital needs primarily through, (a) a series of term loans (with $55,000 in principal outstanding at December 31, 1995) payable periodically

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5--NOTES PAYABLE AND REVOLVING LOAN--(CONTINUED)

through November 30, 2000, and (b) a $20,000 revolving credit facility expiring November 30, 1999. On July 2, 1996, the Company used the net proceeds of its IPO to repay all of this indebtedness. In connection with this repayment and restructuring of the previous bank lending agreement, the Company wrote-off $3,053 of deferred financing costs (resulting in an extraordinary item, net of income taxes of $1,862). At the same date, the Company entered into a new credit facility with a group of financial institutions. The Credit Facility (the "Credit Facility") consisted of (a) a term loan facility in an original principal amount of $20,000 and (b) a $50,000 revolving loan, letter of credit and acquisition loan facility.


     In October 1997, in connection with the acquisition of Kratz-Wilde, the Company further amended its Credit Facility. The Amended Credit Facility (the "Amended Credit Facility") consisted of: (a) term loans of $55,600, and (b) a revolving loan and letter of credit facility of $91,400. The term loan portion of the Amended Credit Facility was repayable in quarterly installments through July 31, 2002 and the revolving loan portion of the Amended Credit Facility was due and payable on July 31, 2002.


     In February 1998, the Company repaid all amounts then outstanding under the Amended Credit Facility with the net proceeds from the Company's sale of $165,000 of its senior subordinated notes (See Senior Subordinated Notes below). The Company wrote off deferred financing costs of $981 in connection with the repayment of the term loan portion of the Amended Credit Facility, resulting in an extraordinary item, net of taxes, of $599.


     In September 1998, in connection with the acquisition of TIMCO, the Company further amended its Amended Credit Facility to increase the revolving loan and letter of credit facility to $200,000, up to $30,000 of which may be outstanding letters of credit.


     In November 1998, the Amended Credit Facility was further amended to increase the revolving loan and letter of credit facility to $250,000.


     Borrowings under the Amended Credit Facility are secured by a lien on substantially all of the Company's assets and the borrowing base consists of substantially all of the Company's receivables and inventory. Interest under the Amended Credit Facility is, at the option of the Company, (a) prime plus a margin, or (b) LIBOR plus a margin, where the respective margin determination is made upon the Company's financial performance over a 12 month period (ranging from 0.0% to 1.0% in the event prime is utilized, or 1.125% to 2.5% in the event LIBOR is utilized). At December 31, 1998, the margin was 0.5% for prime rate loans and 2.0% for LIBOR rate loans.


     The Amended Credit Facility contains certain financial covenants regarding the Company's financial performance and certain other covenants, including limitations on the amount of annual capital expenditures and the incurrence of additional debt, and provides for the suspension of borrowing and repayment of all debt in the event of a material adverse change in the business of the Company or a change in control. In addition, the Amended Credit Facility requires mandatory repayments from the proceeds of a sale of assets or an issuance of equity or debt securities or as a result of insufficient collateral to meet the borrowing base requirements thereunder. At December 31, 1998 the Company was not in compliance with one of its financial covenants and the Company has

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5--NOTES PAYABLE AND REVOLVING LOAN--(CONTINUED)

obtained a waiver from the lender relating to such non-compliance. At December 31, 1998, $12,478 was available for borrowing under the Amended Credit Facility and outstanding letters of credit aggregated $22,600.


SENIOR SUBORDINATED NOTES


     In February 1998, the Company sold $165,000 of senior subordinated notes due in 2008 with a coupon rate of 8.125% at a price of 99.395%. The proceeds of the sale were used to repay all amounts then outstanding under the Company's Amended Credit Facility and to fund the cash requirements related to the acquisition of Caribe and AIDI.


     The senior subordinated notes mature on February 15, 2008. Interest is payable on February 15 and August 15 of each year, commencing August 15, 1998. The senior subordinated notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior debt, including indebtedness outstanding under the credit facility and under facilities which may replace the credit facility in the future. In addition, the senior subordinated notes are effectively subordinated to all secured obligations to the extent of the assets securing such obligations, including the credit facility.


     The indenture pursuant to which the senior subordinated notes have been issued permits the Company and its subsidiaries to incur substantial additional indebtedness, including additional senior debt. Under the indenture, the Company may borrow unlimited additional amounts so long as after incurring such debt it meets a fixed charge coverage ratio for the most recent four fiscal quarters of 2.0 to 1 until February 15, 2000 and 2.25 to 1 thereafter. At December 31, 1998, the Company's fixed charge coverage ratio for the last four fiscal quarters was 3.1 to 1. Additionally, the indenture allows the Company to borrow and have outstanding additional amounts of indebtedness (even if it does not meet the required fixed charge coverage ratios), up to enumerated limits. The senior subordinated notes are also effectively subordinated in right of payment to all existing and future liabilities of any of its subsidiaries which do not guarantee the senior subordinated notes.


     The senior subordinated notes are fully and unconditionally guaranteed, on a senior subordinated basis, by substantially all of the Company's existing subsidiaries and each subsidiary that will be organized in the future by the Company unless such subsidiary is designated as an unrestricted subsidiary. Subsidiary guarantees are joint and several, full and unconditional, general unsecured obligations of the subsidiary guarantors. Subsidiary guarantees are subordinated in right of payment to all existing and future senior debt of subsidiary guarantors, including the credit facility, and are also effectively subordinated to all secured obligations of subsidiary guarantors to the extent of the assets securing their obligations, including the credit facility. Furthermore, the indenture permits subsidiary guarantors to incur additional indebtedness, including senior debt, subject to certain limitations. The Company has not presented separate financial statements and other disclosures concerning each of the subsidiary guarantors because management has determined that such information is not material to investors.


     The senior subordinated notes are redeemable, at the Company's option, in whole or in part, at any time after February 15, 2003, at the following redemption prices, plus accrued and unpaid interest

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 5--NOTES PAYABLE AND REVOLVING LOAN--(CONTINUED)

and liquidated damages, if any, to the redemption date: (i) 2003--104.063%;
(ii) 2004--102.708%; (iii) 2005--101.354%; and (iv) 2006 and thereafter--100%.
In addition, on or prior to February 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the senior subordinated notes at a redemption price of 108.125% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date with the net proceeds of a public offering of common stock of the Company; provided, that at least 65% of the aggregate principal amount of the senior subordinated notes originally issued remains outstanding immediately after the occurrence of this redemption.


     Upon the occurrence of a change of control, the Company will be required to make an offer to repurchase all or any part of each holder's senior subordinated notes at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the repurchase date. There can be no assurance that the Company will have the financial resources necessary to purchase the senior subordinated notes upon a change of control or that such repurchase will then be permitted under the credit facility.


     The indenture contains certain covenants that, among other things, limits the Company's ability and that of its subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make investments, dispose of assets, issue capital stock of subsidiaries, create certain liens securing indebtedness, enter into certain transactions with affiliates, sell assets or enter into certain mergers and consolidations or sell all or substantially all of the Company's assets.


OTHER LOANS


     Prior to its acquisition by the Company, Whitehall had a credit facility with a bank. The credit facility consisted of a $12,000 line of credit and a $3,000 standby letter of credit agreement. The line of credit bore interest at prime. The Company repaid this debt at the closing of its acquisition of Whitehall with proceeds borrowed under the Amended Credit Facility.


     The Company has term loan agreements in the aggregate principal amount of $17,700 to finance certain equipment and rotable parts on long-term leases which secure the loans. These loans bear interest ranging from 7.40% to 8.21% and are payable monthly through July 2003. These loans contain financial and other covenants and mandatory prepayment events, as defined. At December 31, 1998, the Company was in compliance with all covenants of these loans.


     In connection with the acquisition of Kratz-Wilde (See Note 2), a subsidiary of the Company delivered a non-interest bearing promissory note (guaranteed by the Company) to the sellers in the original principal amount of $2,200. Payments of $1,250 are due on January 1, 1999 and January 1, 2000. Interest on this note has been imputed at 8%.


     In connection with the acquisition of Caribe and AIDI (See Note 2), a subsidiary of the Company delivered to the sellers a promissory note in the original principal amount of $5,000, which was guaranteed by the Company. The note is payable over a two year period with an interest rate of 8% per annum.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6--RELATED-PARTY TRANSACTIONS


     The Company leases its current corporate headquarters and warehouse in Miami, Florida (the "Miami Property") from an entity controlled by certain shareholders of the Company. The lease on the Miami Property calls for annual payments in the amount of $893 expiring on December 2, 2014. In connection with the purchase of the Miami Property by the related party, the Company made an unsecured $2,466 loan to the related party, which loan bears interest at 8% per annum, with principal and interest due in a single payment on December 2, 2004. The remaining outstanding balance of $2,204 is reflected as amounts due from related parties in the accompanying consolidated balance sheets.


     The Company leases a warehouse in Miami, Florida, from an executive of the Company. The lease expires on July 31, 2001 and requires annual payments of $41, $42 and $25 in 1999, 2000 and 2001, respectively.


     The Company previously leased a warehouse in Pearland, Texas, from a related party. The lease required annual payments of $114 and was to expire on December 2, 2000. On March 31, 1998, the Company purchased the Pearland property from the related party for $1,800 in cash and through the reduction of an accounts receivable due from the related party at the date of the sale.


     The Company believes that the terms of its agreements with related parties are no less favorable than could have been obtained from unaffiliated third parties.


     At December 31, 1997, as payment of bonuses, six officers of the Company were each granted 3 shares of the Company's common stock. The fair value of these shares on the date of issuance, $677, has been included in general and administrative expenses in the accompanying 1997 statement of operations. On June 18, 1998, the Compensation Committee of the Company's Board of Directors rescinded this share grant. No consideration was provided or will be provided in the future in connection with the rescission.


     At December 31, 1997, two former officers of Whitehall were indebted to Whitehall in the aggregate amount of approximately $363. These receivables were written off by Whitehall in 1998, prior to the acquisition of Whitehall by the Company.


NOTE 7--COMMITMENTS AND CONTINGENCIES


LITIGATION AND CLAIMS


     On November 26, 1997, the Company settled an outstanding legal claim against a former employee and shareholder of the Company. As part of this settlement, the employee agreed to leave the Company and transfer 75 shares of the Company's common stock back to the Company, which shares were immediately retired. The fair value of the shares at the date of the settlement, $2,625, is included in the accompanying 1997 statement of income as a gain on litigation settlement with former employee.


     On January 8, 1999, Paine Webber Incorporated filed in the Supreme Court of the State of New York a complaint against the Company and its subsidiary, Whitehall, alleging breach of contract claims

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

and related claims against the Company and Whitehall and a tortious interference with a contract claim against the Company. Paine Webber alleges that it is due a fee in connection with the Company's acquisition of TIMCO, based upon a 1997 agreement between Whitehall and Paine Webber relating to a then proposed acquisition of TIMCO by Whitehall which did not occur. Paine Webber is seeking approximately $1,000, plus costs and an unstated amount of punitive damages. Paine Webber is also seeking approximately $250 allegedly due relating to the failure of Whitehall to honor an alleged right of first refusal provision in the 1997 agreement.


     The Company believes that its acquisition of TIMCO was not within the scope of the 1997 Paine Webber/Whitehall agreement and that claims brought under this agreement against the Company and Whitehall are without merit. The Company is vigorously defending these claims. Although the Company can give no assurance, based upon the available facts, the Company believes that the ultimate outcome of this matter will not have a material adverse effect upon its financial condition.


     On June 4, 1998, Kenneth L. Harding filed an action against the Company in the United States District Court of Oklahoma. Harding alleges that he had a contract with AvEng Trading Partners, Inc. (which was subsequently acquired by the Company) that he would receive a commission of 20% of the margin on all aircraft parts sales to American Airlines prior to November 1997, in addition to a $2 monthly retainer which he was paid prior to termination of the contract in November 1997. Harding claims that James Stoecker, AvEng's principal (who subsequently became employed by the Company), confirmed and ratified Harding's claim when Mr. Stoecker was an employee of the Company. Mr. Stoecker and the Company severed their relationship in November 1997. The Company is vigorously defending this action. Although the Company can give no assurance, based upon the available facts, the Company believes that the ultimate outcome of this matter will not have a material adverse effect upon its financial condition.


     On June 24, 1998, Zantop International Airlines, Inc. filed an action against Aero Corp.-Macon, Inc., one of the Company's subsidiaries (which is now part of TIMCO), in the Superior Court of Bibb County, Georgia. The suit seeks an unspecified amount of damages and certain equitable relief arising out of the July 1997 sale to Aero Corp.-Macon, Inc. (then a subsidiary of Whitehall) of certain assets used in connection with the operation of Aero Corp.-Macon, Inc. The nature of the action involves a contractual dispute relative to certain purchase price adjustments and inventory purchases. The Company is vigorously defending this action. Although the Company can give no assurance, based upon the available facts, the Company believes that the ultimate outcome of this matter will not have a material adverse effect upon its financial condition.


     The Company is also involved in various lawsuits and other contingencies arising out of operations in the normal course of business. In the opinion of management, the ultimate resolution of these claims and lawsuits will not have a material adverse effect upon the financial position of the Company.


ENVIRONMENTAL MATTERS


     The Company is taking remedial action pursuant to Environmental Protection Agency and Florida Department of Environmental Protection ("FDEP") regulations at Aero Corp.-Lake City.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

Ongoing testing is being performed and new information is being gathered to continually assess the impact and magnitude of the required remediation efforts on the Company. Based upon the most recent cost estimates provided by environmental consultants, the Company believes that the total remaining testing, remediation and compliance costs for this facility will be approximately $2,400. Testing and evaluation for all known sites on Aero Corp.-Lake City's property is substantially complete and the Company has commenced a remediation program. The Company is currently monitoring the remediation, which will extend into the future. Subsequently, the Company's accruals were increased because of this monitoring, which indicated a need for new equipment and additional monitoring. Based on current testing, technology, environmental law and clean-up experience to date, the Company believes that it has established an accrual for a reasonable estimate of the costs associated with its current remediation strategies.


     To comply with the financial assurances required by the FDEP, the Company has issued a $1,700 standby letter of credit in favor of the FDEP.


     Additionally, there are other areas adjacent to Aero Corp.-Lake City's facility that could also require remediation. The Company does not believe that it is responsible for these areas; however, it may be asserted that Whitehall and other parties are jointly and severally liable and are responsible for the remediation of those properties. No estimate of any such costs to the Company is available at this time.


     In connection with the sale of Whitehall's electronics business, Whitehall was required to perform, at its own expense, an environmental site assessment at the electronics business' facility. Whitehall was also required to remedy all recognized environmental conditions identified in the assessment to bring such facility into compliance with all applicable Federal, State, and local environmental laws. The buyer of this business, subject to the terms and conditions set forth in the agreement, has the option of requiring Whitehall to repurchase this property for $300.


     Accrued expenses in the accompanying December 31, 1997 and 1998 consolidated balance sheets include $3,400 and $3,148, respectively, related to obligations to remediate the environmental matters described above.


     Future information and developments will require the Company to continually reassess the expected impact of the environmental matters discussed above. Actual costs to be incurred in future periods may vary from the estimate, given the inherent uncertainties in evaluating environmental exposures. These uncertainties included the extent of required remediation based on testing and evaluation not yet completed and the varying costs and effectiveness of remediation methods.


OTHER MATTERS


     The Company has employment agreements with certain of its officers and key employees which extend from two to four years. The employment agreements provide that such officers and key employees may earn bonuses, based upon a sliding percentage scale of their base salaries, provided the Company achieves certain financial operating results, as defined. Further, certain of these employment agreements provide for certain severance benefits in the event of a change of control.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 7--COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     At January 1, 1995, five officers and employees of the Company were granted options (the "Options") by the partners to purchase an aggregate of 13.5% of the outstanding limited partnership interests in the Partnership for an aggregate exercise price of $1,437, which was greater than the fair market value, as determined by an independent third party, of the interests in the Partnership at that date. At January 1, 1996, the Options were exercised in full by delivery to the partners of full recourse promissory notes representing the payment in full of the exercise price of the Options.


     The Company has purchase commitments to various airlines whereby the Company sells aircraft inventory as agent for such airlines. Pursuant to such agreements, the Company has commitments to various airlines requiring the Company to purchase a minimum amount of inventory from such airlines if minimum sales targets are not met. Such commitments which total approximately $9,646 are to be fulfilled over the next three years. In the opinion of management, the Company's commitments will be realized through future sales of aircraft inventory owned by such airlines.


NOTE 8--LEASES


     On December 17, 1998, the Company entered into an operating lease for its build-to-suit corporate headquarters and warehouse facility with First Security Bank, National Association, as trustee of a newly created trust, as lessor. The lease has an initial term of five years and is a triple net lease with annual rent as provided in the lease. The lease contains financial covenants regarding the Company's financial performance and certain other affirmative and negative covenants which it will be obligated to comply with during the term of the lease. Substantially all of the Company's subsidiaries have guaranteed its obligations under the lease. Additionally, the Company has an option to acquire the new facility at the end of the lease for an option price as determined in the lease. Alternatively, if the Company does not purchase the new facility at the end of the lease, it will be obligated to pay certain amounts as provided in the lease.


     The development of the new facility has been financed by the trust through a $35,500 loan facility provided by a syndicate of financial institutions. Pursuant to the agreements entered into in connection with this financing, the Company is obligated to develop the new facility on behalf of the trust and is responsible for the timely completion thereof within an established construction budget. The Company and substantially all of its subsidiaries have guaranteed the repayment of $31,200 of the trust's obligations under the agreements. The trust's obligations under these agreements are secured by a lien on the real property and improvements comprising the new facility and on the fixtures therein. Further, the Company has posted an irrevocable letter of credit in favor of the trust in the amount of approximately $8,000 to secure both its obligations under the lease and the trust's obligations under these agreements.


     The Company leases certain buildings and office equipment under operating lease agreements. Two of the buildings are leased from related parties of the Company (See Note 6). For the years ended December 31, 1996, 1997 and 1998, rent expense under leases amounted to $2,118, $2,582 and $2,423, respectively.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 8--LEASES--(CONTINUED)

     Minimum rental commitments under all leases (excluding the operating lease for the new facility discussed above) are as follows:


                                                     OPERATING LEASES
                                          ---------------------------------------
                                           TO RELATED     TO THIRD      CAPITAL
YEARS ENDING DECEMBER 31,                    PARTIES       PARTIES       LEASES
---------------------------------------   ------------   ----------   -----------
   1999 ...............................     $  1,181      $  3,714     $    432
   2000 ...............................          941         3,057          432
   2001 ...............................          893         2,805          432
   2002 ...............................          893         2,528          432
   2003 ...............................          893         2,496          432
   Thereafter .........................        9,823        24,938        6,228
   Amount related to interest .........           --            --       (4,171)
                                            --------      --------     --------
                                            $ 14,624      $ 39,538     $  4,217
                                            ========      ========     ========

NOTE 9--DOMESTIC AND EXPORT SALES INFORMATION


     Substantially all of the Company's operating profits and identifiable assets are sourced from or located in the United States. Information about the Company's domestic and export sales for the three years ended December 31, 1998 follows:


                                            1996           1997           1998
                                        ------------   ------------   ------------
   Net Revenue by Geographical Areas:
    United States ...................    $ 164,381      $ 245,515      $ 409,611
    Export Sales:
     Europe .........................       40,308         43,318         62,144
     Far East .......................       14,907         13,852         10,925
     Latin America ..................       12,138         19,853         18,136
                                         ---------      ---------      ---------
                                         $ 231,734      $ 322,538      $ 500,816
                                         =========      =========      =========

NOTE 10--EARNINGS PER SHARE


     The Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share" during 1997. SFAS 128 establishes standards for computing and presenting basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the year. Diluted earnings per share is based on the combined weighted average number of common shares and common share equivalents outstanding which include, where appropriate, the assumed exercise of options. In computing diluted earnings per share, the Company has utilized the treasury stock method. All prior period earnings per share data have been restated to conform with SFAS 128.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 10--EARNINGS PER SHARE--(CONTINUED)

     The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted earnings per share is as follows:


                                                                                      DECEMBER 31,
                                                                             -------------------------------
                                                                               1996       1997        1998
                                                                             --------   --------   ---------
   Weighted average shares outstanding used in calculating basic
    earnings per share ...................................................    10,630     12,261     12,277
   Effect of dilutive options ............................................       139        189        419
                                                                              ------     ------     ------
   Weighted average common and common equivalent shares used in
    calculating diluted earnings per share ...............................    10,769     12,450     12,696
                                                                              ======     ======     ======
   Options outstanding which are not included in the calculation of
    diluted earnings per share because their impact is antidilutive ......        69        204         55
                                                                              ======     ======     ======

     For business combinations accounted for as pooling of interests, earnings per share computations are based on the aggregate of the weighted-average outstanding shares of the constituent businesses, adjusted to equivalent shares of the surviving business for all periods presented.


PRO FORMA EARNINGS PER SHARE


     Prior to June 26, 1996, the operations of ASC were conducted by the Partnership, a Delaware general partnership and, therefore, the results of operations for the period January 1, 1996 through June 26, 1996, do not include a provision for income taxes, as the income of the Partnership passed directly to its partners.


     The following pro forma adjustments to record income taxes at the Company's estimated effective tax rate have been reflected in the pro forma earnings per share data presented in the accompanying consolidated statements of income for the year ended December 31, 1996:



   Historical income before income taxes, equity income of affiliate
    and extraordinary item ..................................................    $ 23,039
   Pro forma provision for income taxes .....................................       8,648
                                                                                 --------
   Pro forma income before equity income of affiliate and extraordinary item       14,391
   Equity income of affiliate, net of income taxes ..........................         255
                                                                                 --------
   Pro forma income before extraordinary item ...............................      14,646
   Extraordinary item, net of income taxes ..................................       1,862
                                                                                 --------
   Pro forma net income .....................................................    $ 12,784
                                                                                 ========

     Pro forma basic earnings per share have been computed by dividing pro forma net income by the weighted average number of common shares outstanding. Pro forma diluted earnings per share is based on the combined weighted average number of common shares and common share equivalents outstanding which include, where appropriate, the assumed exercise of options.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 11--INCOME TAXES


     The income tax expense for the years ended December 31, 1996, 1997 and 1998 consists of the following:


                                            1996         1997          1998
                                         ----------   ----------   -----------
   Current ...........................
    Federal ..........................    $  6,288     $ 6,544      $ 15,099
    State ............................         708         437         1,493
                                          --------     -------      --------
                                             6,996       6,981        16,592
                                          --------     -------      --------
   Deferred ..........................
    Federal ..........................      (4,689)        142        (1,006)
    State ............................        (690)        137          (100)
                                          --------     -------      --------
                                            (5,379)        279        (1,106)
                                          --------     -------      --------
   Total income tax expense ..........    $  1,617     $ 7,260      $ 15,486
                                          ========     =======      ========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets as of December 31, 1997 and 1998 are as follows:


                                                      DECEMBER 31,
                                                ------------------------
                                                    1997         1998
                                                -----------   ----------
   Deferred tax assets, net:
    Allowance for doubtful accounts .........    $    534      $  3,827
    Accruals ................................       2,166         1,197
    Writedown of investment .................       1,800         1,800
    Inventories .............................       1,783         3,151
    Property and equipment ..................       1,844           655
    Equipment on lease ......................        (693)       (1,161)
    Other ...................................         135        (1,415)
                                                 --------      --------
                                                    7,569         8,054
    Less: valuation allowance ...............      (3,027)       (2,406)
                                                 --------      --------
    Net deferred tax assets .................    $  4,542      $  5,648
                                                 ========      ========

     The Company has established a valuation allowance to offset the deferred tax assets that have resulted from items that will only be deductible when such items are actually incurred. The valuation allowance will be maintained until it is more likely than not that these deferred tax assets will be realized.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 11--INCOME TAXES--(CONTINUED)

     The reconciliation of the federal statutory rate and the Company's effective tax rate is as follows for the year ended December 31:


                                                                        1996         1997         1998
                                                                     ----------   ----------   ----------
   Federal income tax at the statutory rate ......................       35.0%        35.0%        35.0%
   Increases (reductions) in tax rate resulting from:
    Partnership income not subject to taxation ...................      ( 8.8)          --           --
    Step-up in tax basis resulting from transfer of J/T's interest
      (See Note 1) ...............................................      (15.2)          --           --
   Transfer of net assets of the Partnership to the Company
    (See Note 1) .................................................      ( 5.1)          --           --
   Change in deferred tax allowance ..............................      ( 0.7)        20.2         (1.4)
   State income taxes, net of federal tax benefit ................        3.8          4.9          4.4
   Other .........................................................      ( 2.0)        (0.8)         0.5
                                                                        -----         ----         ----
   Effective income tax rate .....................................        7.0%        59.3%        38.5%
                                                                        =====         ====         ====

NOTE 12--STOCK OPTION PLANS


     The Company has two stock option plans (the "Plans"), (i) the 1996 Director Stock Option Plan (the "Director Plan"), under which options to acquire a maximum of the greater of 150 shares or 2% of the number of shares of Common Stock then outstanding may be granted to directors of the Company, and
(ii) the 1996 Stock Option Plan (the "1996 Plan"), under which options to acquire a maximum of the greater of 650 shares of Common Stock or 8% of the number of shares Common Stock then outstanding may be granted to executive officers, employees (including employees who are directors), independent contractors and consultants of the Company. The price at which the Company's common stock may be purchased upon the exercise of options granted under the Plans will be required to be at least equal to the per share fair market value of the Common Stock on the date the particular options are granted. Options granted under the Plans may have maximum terms of not more than ten years. Generally, options granted under the Plans may be exercised at any time up to three months after the person to whom such options were granted is no longer employed or retained by the Company or serving on the Company's Board of Directors.


     Pursuant to the Plans, unless otherwise determined by the Compensation Committee of the Company's Board of Directors, one-third of the options granted under the Plans are exercisable upon grant, one-third are exercisable on the first anniversary of such grant and the final one-third are exercisable on the second anniversary of such grant. However, options granted under the Plans shall become immediately exercisable if the holder of such options is terminated by the Company or is no longer a director of the Company, as the case may be, subsequent to certain events which are deemed to be a "change in control" of the Company.


     In connection with the merger with Whitehall, outstanding stock options to purchase shares of Whitehall common stock under the Whitehall stock option plans were converted into the right to receive that number of shares of the Company's common stock as the holders would have been entitled to receive had they exercised their options immediately prior to the merger and participated in the merger.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 12--STOCK OPTION PLANS--(CONTINUED)

     The following summarizes outstanding stock options:



                                                                                WEIGHTED AVERAGE
                                                                     TOTAL       EXERCISE PRICE
                                                                   ---------   -----------------
   Options outstanding, December 31, 1995 ......................       225         $   13.22
    Granted ....................................................       264             23.19
    Cancelled ..................................................        --                --
    Exercised ..................................................       (33)            12.13
                                                                       ---
   Outstanding at December 31, 1996 ............................       456             19.38
    Granted ....................................................       381             25.47
    Cancelled ..................................................       (43)            23.01
    Exercised ..................................................       (48)            16.51
                                                                       ---
   Outstanding at December 31, 1997 ............................       746             23.10
    Granted ....................................................       446             27.93
    Cancelled ..................................................        (6)            22.85
    Exercised ..................................................      (101)            17.98
                                                                      ----
   Outstanding at December 31, 1998 ............................     1,085             24.15
                                                                     =====
   Options exercisable:
    At December 31, 1998 .......................................       697             24.15
   Available to grant under Plans at December 31, 1998 .........       415

     The following table summarizes information about outstanding and exercisable stock options at December 31, 1998:



                                         OUTSTANDING                         EXERCISABLE
                           ---------------------------------------   ----------------------------
                                            WEIGHTED-AVERAGE                     WEIGHTED-AVERAGE
 RANGE OF EXERCISE PRICE    SHARES     REMAINING CONTRACTUAL LIFE     SHARES      EXERCISE PRICE
------------------------   --------   ----------------------------   --------   -----------------
$      8.12 - 16.25           123                   9.0                 123         $  12.28
       16.25 - 24.37          148                   7.0                 141            19.38
       24.37 - 32.50          620                   8.6                 314            26.52
       32.50 - 40.62          194                   9.2                 119            35.93
--------------------          ---                   ---                 ---         --------
$      8.12 - 40.62         1,085                   8.5                 697         $  24.15
====================        =====                   ===                 ===         ========

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


NOTE 12--STOCK OPTION PLANS--(CONTINUED)

     The Company accounts for the fair value of its option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for the Company's stock option plans been determined pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and earnings per share would have decreased accordingly. Using the Black-Scholes option pricing model, the Company's pro forma net income, pro forma earnings per share and pro forma weighted average fair value of options granted, with related assumptions, are as follows:



                                                                 YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------
                                                           1996            1997             1998
                                                      -------------   --------------   -------------
   Pro forma net income ...........................    $ 18,035         $  3,346        $ 19,887
   Pro forma basic earnings per share .............    $   1.67        $   0.27         $   1.62
   Pro forma diluted earnings per share ...........    $   1.67        $   0.27         $   1.57
   Risk free interest rates .......................           6%              7%               5%
   Expected lives .................................   7-10 years      7-10 years       7-10 years
   Expected volatility ............................          40%             40%              40%
   Weighted average grant date fair value .........    $  15.81        $  16.35         $  16.43

NOTE 13--SAVINGS PLAN


     Effective January 1, 1995, the Company established a qualified defined contribution plan (the "Plan") for eligible employees. The Plan provides that employees may contribute up to the maximum percent of pretax earnings as allowed by the U.S. tax code and the Company may elect, at its discretion, to make contributions to the Plan in any year. The Company contributed approximately $309, $296 and $810 to the Plan in 1996, 1997 and 1998, respectively. The Company does not provide retired employees with health or life insurance benefits.


     Whitehall had a voluntary 401(k) savings plan for eligible employees. At its discretion, Whitehall contributed 50% of employee contributions, up to 1.5% of the employee's base salary. Contributions totaled approximately $40 in 1996 and $86 in 1997.

                    AVIATION SALES COMPANY AND SUBSIDIARIES

            (FINANCIAL AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 14--QUARTERLY FINANCIAL DATA (UNAUDITED)


     Results have been restated for pooling transactions. See Note 2.



                                                          FIRST           SECOND         THIRD          FOURTH
                                                         QUARTER         QUARTER        QUARTER         QUARTER
                                                      -------------   -------------   -----------   --------------
                                                               (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
   1997:
    Operating revenues ............................     $  68,404       $  77,153      $ 81,360       $ 95,621
    Income from operations ........................         7,148          10,634           468          6,748(a)
    Net income (loss) .............................         4,183           5,580        (3,747)        (1,172)
    Diluted income (loss) before extraordinary item
      per share ...................................     $    0.34       $    0.45     $   (0.30)      $  (0.10)
    Diluted net income (loss) per share ...........     $    0.34       $    0.45     $   (0.30)      $  (0.10)

----------------
(a) Includes gain on legal settlement with former employee and shareholder of approximately $2,600.



                                                    FIRST           SECOND            THIRD           FOURTH
                                                   QUARTER          QUARTER          QUARTER          QUARTER
                                               --------------   --------------   --------------   --------------
                                                           (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
   1998:
    Operating revenues .....................     $  102,174       $  109,135       $  127,469       $  162,038
    Income from operations .................         10,436           13,420           17,732           19,781
    Net income .............................          3,748            5,600            7,921            8,224
    Diluted income before extraordinary item
      per share ............................     $     0.35       $     0.44       $     0.63       $     0.64
    Diluted net income per share ...........     $     0.30       $     0.44       $     0.63       $     0.64

                                  SCHEDULE II



                    AVIATION SALES COMPANY AND SUBSIDIARIES

                     VALUATION AND QUALIFYING ACCOUNTS FOR
                    THE THREE YEARS ENDED DECEMBER 31, 1998





                                                         ADDITIONS
                                                         CHARGED TO
                                       BALANCE AT         COST AND       (A)           (B)        BALANCE AT
DESCRIPTION                        BEGINNING OF YEAR      EXPENSES      OTHER      DEDUCTIONS     END OF YEAR
-------------------------------   -------------------   -----------   ---------   ------------   ------------
Allowance for doubtful accounts
 receivable:
  Year Ended December 31-
    1996 ......................          $2,683            $1,954      $   --        $  339         $ 4,298
                                         ======            ======      ======        ======         =======
    1997 ......................          $4,298            $8,157      $   --        $5,133         $ 7,322
                                         ======            ======      ======        ======         =======
    1998 ......................          $7,322            $1,692      $5,304        $1,829         $12,489
                                         ======            ======      ======        ======         =======

----------------
(A) Represents allowance for doubtful accounts acquired in purchase accounting.


(B) Represents accounts receivable written-off.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  $85,000,000




                               [GRAPHIC OMITTED]

                           8 1/8% Senior Subordinated
                                Notes Due 2008




                                   --------

                              P R O S P E C T U S



                                         , 1999


                                   --------
                              Salomon Smith Barney


                                 BT Alex. Brown


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Except as set forth below, the following fees and expenses will be paid by Aviation Sales in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration and NASD filing fees, are estimated.



SEC registration fee ..........................    $  25,075.00
NASD filing fees ..............................        9,000.00
Fees and expenses of the Trustee ..............       10,000.00
Rating agency fees ............................       10,000.00
Legal fees and expenses .......................       50,000.00
Accounting fees and expenses ..................       30,000.00
Blue sky fees and expenses ....................        7,500.00
Transfer Agent's and Registrar's fees .........        5,000.00
Printing and engraving expenses ...............       50,000.00
Miscellaneous .................................        3,425.00
                                                   ------------
 Total ........................................    $ 200,000.00
                                                   ============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the provisions of Section 145(a) of the Delaware General Corporation Law, Aviation Sales has the power to indemnify anyone made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Aviation Sales) because such person is or was a director or officer of Aviation Sales against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of such action, suit, or proceeding, provided that (i) such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Aviation Sales and (ii) in the case of a criminal proceeding such person had no reasonable cause to believe his conduct was unlawful.

     With respect to an action or suit by or in the right of Aviation Sales to procure a judgment in its favor, Section 145(b) of the Delaware General Corporation Law provides that Aviation Sales shall have the power to indemnify anyone who was, is, or is threatened to be made a party to a threatened, pending, or completed action or suit brought by or in the right of Aviation Sales to procure a judgment in its favor because such person is or was a director or officer of Aviation Sales against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Aviation Sales, except that no indemnification shall be made in a case in which such person shall have been adjudged to be liable to Aviation Sales unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

     Indemnification as described above shall only be granted in a specific case upon a determination that indemnification is proper under the circumstances using the applicable standard of conduct which is made by (a) a majority of a quorum of directors who were not parties to such proceeding, (b) independent legal counsel in a written opinion if such quorum cannot be obtained or if a quorum of disinterested directors so directs, or (c) the shareholders of Aviation Sales.

     Section 145(g) of the Delaware General Corporation Law permits the purchase and maintenance of insurance to indemnify directors and officers against any liability asserted against or incurred by them in any such capacity, whether or not Aviation Sales itself would have the power to indemnify any such director or officer against such liability. Aviation Sales has obtained such insurance and premiums are paid by Aviation Sales.


     The Certificate of Incorporation of Aviation Sales provides for the indemnification of directors and officers of Aviation Sales to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended or supplemented. The Certificate of Incorporation further provides that the indemnification provided for therein shall not be exclusive of any rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.


     The Certificate of Incorporation also contains a provision that eliminates the personal liability of Aviation Sales' directors to Aviation Sales or its shareholders for monetary damages for breach of fiduciary duty as a director. The provision does not limit a director's liability for (i) breaches of duty of loyalty to Aviation Sales or its shareholders, (ii) acts or omissions not in good faith, involving intentional misconduct or involving knowing violations of law, (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law, or (iv) transactions in which the director received an improper personal benefit. Depending on judicial interpretation, the provision may not affect liability for violations of the federal securities laws.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Aviation Sales pursuant to the foregoing provisions, or otherwise, Aviation Sales has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Aviation Sales of expenses incurred or paid by a director, officer or controlling person of Aviation Sales in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Aviation Sales will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) Exhibits


 NUMBER      DESCRIPTION
  ---        -------------------------------------------------------------------------------------------------
  1.1        Form of Underwriting Agreement
  4.1        Indenture filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-4, File No. 333-
             48669, incorporated by reference to this registration statement
  4.2        Form of Subsidiary Guarantee filed as Exhibit 4.2 to Registrant's Registration Statement on
             Form S-4, File No. 333-48669, incorporated by reference to this registration statement
  4.3        Form of Note filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-4, File
             No. 333-48669 incorporated by reference to this registration statement
  5.1        Opinion of Akerman, Senterfitt & Eidson, P.A.
 23.1        Consent of Arthur Andersen LLP
 23.2        Consent of Akerman, Senterfitt & Eidson, P.A. (Included in Exhibit 5.1)
 24.1        Powers of Attorney (included on the signature page of the registration statement)

     (b) Financial Statement Schedules


      Schedule II--Valuation and Qualifying Accounts for the Three Years Ended
                   December 31, 1998

     All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.


ITEM 17. UNDERTAKINGS


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Aviation Sales pursuant to the foregoing provisions, or otherwise, Aviation Sales has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Aviation Sales of expenses incurred or paid by a director, officer or controlling person of Aviation Sales in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Aviation Sales will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     The undersigned registrant hereby undertakes that:


     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on April 19, 1999.


                                        AVIATION SALES COMPANY



                                        AVIATION SALES COMPANY

                                        By: /s/ DALE S. BAKER
                                            -----------------------------------
                                            Dale S. Baker, President


     Each person whose signature appears below appoints Dale S. Baker as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his stead, in any capacities to sign any and all amendments, including post-effective amendments to this Registration Statement and to file the same, with all exhibits thereto and all other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

            SIGNATURES                                 TITLE                           DATE
---------------------------------   ------------------------------------------   ---------------
/s/ DALE S. BAKER                   President, Chief Executive and Financial     April 19, 1999
---------------------------------   Officer and Chairman of the Board
Dale S. Baker                       (Principal Executive and
                                    Financial Officer)
/s/ GARLAN BRAITHWAITE              Vice President, Finance                      April 19, 1999
---------------------------------   (Principal Accounting Officer)
Garlan Braithwaite

/s/ HAROLD M. WOODY                 Executive Vice President and Director        April 19, 1999
---------------------------------
Harold M. Woody

/s/ ROBERT ALPERT                   Director                                     April 19, 1999
---------------------------------
Robert Alpert

/s/ SAM HUMPHREYS                   Director                                     April 19, 1999
---------------------------------
Sam Humphreys

/s/ PHILIP B. SCHWARTZ              Director                                     April 19, 1999
---------------------------------
Philip B. Schwartz

/s/ GEORGE F. BAKER                 Director                                     April 19, 1999
---------------------------------
George F. Baker

/s/ JEFFREY N. GREENBLATT           Director                                     April 19, 1999
---------------------------------
Jeffrey N. Greenblatt

                                 EXHIBIT INDEX




 NUMBER    DESCRIPTION
--------   ------------------------------------------------------------------------
 1.1       Underwriting Agreement
 5.1       Opinion of Akerman, Senterfitt & Eidson, P.A.
23.1       Consent of Arthur Andersen LLP
23.2       Consent of Akerman, Senterfitt & Eidson, P.A. (Included in Exhibit 5.1)